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Exhibit 99.1

2012 annUal rEPOrT Kinabalu, malaysia We are quickly moving to strengthen and focus our company by imposing strict capital discipline, increasing the cash margins on the barrels we produce, and unlocking value through asset sales or strategic joint ventures.” Hal Kvisle, President and CEO

DEAR SHAREHolDERS The obligation of the Board of Directors is to ensure the best interests of shareholders are being served at all times, which requires strong governance and oversight of ethical and transparent behaviour, operational excellence, and a sound strategy.” In 2008, the company set out a strategy of long-term profitable growth. We invested in North American shale, high netback production in Southeast Asia and pursued high impact exploration for future growth. A significant percentage of this was funded by selling non-core conventional natural gas assets. Prior to this, Talisman’s strategy had been largely centred on acquiring international assets. This had worked well in an environment of rising oil prices and relatively low competition for assets. For several years, our new strategy was very successful. We entered into the North American shale business via strategic land acquisitions in the Marcellus, Eagle Ford, Montney and Duvernay plays. We quickly built a world-class, low-cost natural gas play in the Marcellus. As North American natural gas prices fell, we shifted to liquids growth in the Eagle Ford. We sold a 50% working interest in a portion of our Montney play for over $2 billion, and acquired 350,000 net acres in the very prospective Duvernay shale, which we are now piloting. We have increased the size of our business in Southeast Asia by 40%, continuing to build on the long-life base of Corridor in Indonesia, as well as PM-3, which straddles Malaysia and Vietnam. Talisman’s track record and relationships make us a partner of choice for national oil companies in the region, which continues to serve us well as we look for new opportunities. We have added significant amounts of contingent resource, both in North American shale plays and through our exploration activities in Kurdistan and Papua New Guinea. Our investment in Colombia will add shareholder value, both from our interest in the Ocensa pipeline and exploration and development upside. Parts of the strategy did not work out as planned, which happens with any dynamic business plan. We invested considerable amounts of capital in dry gas, believing that our low-cost position in the Marcellus would be robust despite a drop in prices. The company reduced funding of assets in the North Sea and Western Canada, believing the size of the opportunities was too small. We invested a substantial amount of capital in long-dated exploration programs, believing that cash flow from North American natural gas investments would sustain us. In early 2012, the Board asked for a review of the strategy. We were concerned with the sudden drop in North American natural gas prices and declining North Sea production. The strategy at the time was shifting funds to liquids-rich opportunities, but still envisioned spending well in excess of cash flow, including continued spending on long-dated exploration plays, necessitating asset sales to bridge the free cash flow gap. It became clear that a significant change was needed, both in terms of our strategic direction, as well as how we ran the company. Simply put, we had made several large bets on a growth trajectory that did not materialize as planned. Normally this wouldn’t be part of the discussion in an annual report, but in this case I felt it was important to set some context around the appointment of Hal Kvisle as president and chief executive officer in September 2012. It is a difficult decision to replace a sitting CEO, but the Board felt an alternative strategy – in capable, experienced hands – was needed quickly. Hal, who was already on the Board, with over 35 years of industry experience and an exemplary track record of running companies in a disciplined manner, graciously agreed to take on the responsibility. He implemented a very successful new strategy at a major pipeline company, creating significant value for shareholders during his tenure, and has oil and gas credentials, both domestically and growing an international upstream company. Hal will tell you that his first love is the E&P business. CHAIRMAN’S MESSAGE

“We see the next 12 months as a period of stabilization, unlocking value, maintaining optionality and rebuilding credibility to prepare for future growth in cash flow per share through a range of possible options.” The Board has approved four strategic priorities centred on lower capital spending and manageable debt levels, increased capital focus, improved operational performance and unlocking the net asset value of the portfolio. The decisions to date have put the company on the right track, with a focused, high-value capital plan for 2013. We see the next 12 months as a period of stabilization, unlocking value, maintaining optionality, and rebuilding credibility to prepare for future growth in cash flow per share through a range of possible options. The Board is actively overseeing the implementation of these new strategic priorities. Board renewal continues to be a top priority for the Governance and Nominating Committee to ensure that the Board of Directors continues to maintain the right mix of skills and experience. We have a number of directors slated to retire over the next two years, upon reaching the age of 70, or after 10 years of service. We have an active process underway to review potential Board candidates with oil and gas experience, which includes shareholder feedback. I am confident that the election or appointment of at least three new directors by 2014 will bring dynamic new perspectives to the Board. I am pleased to announce that Brian Levitt has agreed to serve as a director of the company and will be nominated for election at the upcoming shareholders’ meeting. Brian, who is currently serving as Chair of the TD Bank Group and non-executive co-Chair of Osler, Hoskin & Harcourt LLP, has a wealth of experience in leading Canadian companies and in creating value for shareholders. Talisman, along with all major North American natural gas producers, has challenges. However, we also have high-value liquids opportunities, a large contingent resource position, a growing business in Asia, and most importantly, very talented, dedicated people across all of our regions. With our new strategic direction, I am confident in our ability to meet our promise of a significant increase in total shareholder returns. Charles (Chuck) Williamson Chairman of the Board OUR VALUES • SAFETY: Our goal is to create working conditions where we cause no harm to people • PASSION: We inspire others by the passion we demonstrate for our work • RESULTS: We have a bias for results and take initiative to get things done efficiently, creating value for our shareholders • RESPECT: We take time to consider and appreciate other people’s points of view, and treat the environment with respect • EXCELLENCE: We strive for excellence in what we do and how we do it • TEAMWORK: By working effectively together, we can deliver results far beyond our individual capabilities • HONEST COMMUNICATION: We show courage to speak honestly and support others to do the same

MANAGEMENT’S DISCUSSION AND ANALYSIS 15 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 51 SUPPLEMENTARY OIL AND GAS INFORMATION 104 ADDITIONAL INFORMATION 113 DETAILED PROPERTY REVIEWS 121 CORPORATE GOVERNANCE 129 INVESTOR INFORMATION 130 CORPORATE INFORMATION 131 MARKET INFORMATION 134 CHAIRMAN’S MESSAGE lETTER fRoM HAl KvISlE PRESIDENT AND ChIEF ExECUTIVE OFFICER 2 ADDRESSING THE ISSUES 4 LIVE WIThIN OUR MEANS 5 FOCUS OUR CAPITAL PROGRAM 5 IMPROVE OPERATIONAL PERFORMANCE 6 UNLOCK NET ASSET VALUE OF ThE PORTFOLIO 7 foCUS AREAS 8 ThE AMERICAS 9 ASIA-PACIFIC 10 CoRPoRATE RESPoNSIBIlITY 12 CONTENTS Marcellus Shale Play North America

1 ABOUT OUR COMPANY Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TlM. Please visit our website at www.talisman-energy.com. THE oBJECTIvE of oUR 2013 CAPITAl AND oPERATING PlAN IS To INCREASE ToTAl SHAREHolDER RETURNS BY UNloCKING NET ASSET vAlUE AND GRoWING CASH floW PER SHARE. oPERATIoNAllY, THE PlAN foCUSES oN TAlISMAN’S TWo CoRE AREAS (THE AMERICAS AND ASIA-PACIfIC), INCREASING THE CoNTRIBUTIoN fRoM lIQUIDS volUMES, MAINTAINING A STRoNG BAlANCE SHEET AND DRIvING oPERATIoNAl EXCEllENCE. 2012 HIGHLIGHTS • Capital expenditure: $4 billion. • Production exceeded expectations at 426,000 boe/d. • Grew Southeast Asia production by 8%. • Grew North American liquids by 17%. • Cash flow: $3 billion. Down from 2011, due to lower North Sea volumes, lower North American natural gas prices, and higher costs. • Completed $2.5 billion in asset sales. • Sold a 49% equity interest in our UK North Sea business to Sinopec for $1.5 billion. • Reduced net debt by approximately $750 million, ending the year at $3.7 billion. • Made significant oil discovery in Kurdistan. 2013 GUIdANCE SUMMARY Executing a focused and disciplined capital spending program: • $3 billion capital budget, a 25% reduction from 2012. • 90% of capital directed at liquids and international gas. • The majority of capital will be spent in our two core regions. Replacing low-margin North American natural gas with higher margin barrels: • 375,000-395,000 boe/d production target for 2013. • Liquids weighting expected to increase from 35% to 40%. Liquids momentum carries into 2014. • High netback international gas expected to account for 25% of production. • Cash flow expected to be approximately $2.5 billion.* 2012 asset sales account for the majority of the reduction from last year. • Six core properties account for 60% of cash flow. Taking steps to unlock net asset value: • $2-3 billion of dispositions or joint ventures planned for the next 12-18 months. $1-1.5 billion in North America. Actively marketing North Duvernay shale and parts of the Montney. $1-1.5 billion of international assets. • Options for proceeds include debt reduction and increasing cash flow per share through short-term development spending or share repurchases. * assumes $90/bbl WTI oil, $105/bbl Brent oil, $3.60/mmbtu NYMEX natural gas. TALISMAN ENERGY 2012 ANNUAL REPORT

2 As our Chairman Chuck Williamson said in his letter, Talisman is a company with tremendous potential in two core regions, Asia-Pacific and the Americas.” Over the past five years, Talisman has established significant positions in North American shale gas, developed long-life assets in Asia-Pacific and discovered large accumulations of oil and gas in Kurdistan and Papua New Guinea. Unfortunately, capital expenditures significantly outpaced cash flow, production growth did not materialize, costs increased more than expected and North American natural gas prices fell precipitously. The Board felt that a quick and decisive change was needed and I was appointed CEO in September 2012, after serving two years as an independent member of the Board. Since September, I have developed a detailed understanding of the company, our assets, our people, our strengths and weaknesses and the challenges we face. I have also met with many Talisman shareholders and I am grateful for their insights. In the last six months, working with my Talisman colleagues, we have refined our strategies and developed a business plan that will improve performance, unlock value from undeveloped assets and improve shareholder returns. We will improve performance through an unwavering focus on operational excellence – doing things better, faster, safer and at lower cost. We will focus scarce capital resources on opportunities that deliver shareholder value more quickly and predictably. We will unlock value by shedding undeveloped assets that are not recognized in our current share price. We are committed to improving shareholder returns, and we are committed to doing so quickly. In October of 2012, I set out four strategic priorities to significantly increase total shareholder returns. Here are the priorities and some specific steps we are taking in 2013: First, we will live within our means. We are reducing our capital program by 25% in 2013 and layering on more commodity price hedges to reduce cash flow volatility. A reduction in our capital program was essential, and we moved quickly to define a $3 billion investment program that would sustain flat production in our core regions and fund highly selective growth programs. We will maintain a strong balance sheet, with financial flexibility to increase development activity in the event of higher natural gas prices or exploratory success. Second, we will focus our capital program to turn opportunities into cash flow more quickly. We will invest in projects with higher netbacks and shorter cycle times, capable of delivering sustainable cash flow. A smaller capital program will cause us to focus our scarce dollars on the very best opportunities – in 2013, we will direct 90% of our investment program to liquids and immediate cash flow opportunities. We will sustain and grow our production base through production optimization, reservoir exploitation, bolt-on acquisitions and highly selective exploration. Going forward, we will focus our efforts and expertise on our best assets in two core areas, the Americas and Asia-Pacific. In North America, we believe we can double our liquids volumes over the next few years – adding significant value – starting from a base of 30,000 barrels per day. In Colombia, we have opportunities to double production to 40,000 barrels per day through development of deep foothills gascondensate reservoirs and Llanos Basin heavy oil pools. I am pleased to see a number of our long-delayed regulatory approvals coming through in Colombia, and we look forward to significant production growth over the next two years. North American natural gas volumes (38% of our total 2012 production) will decline by approximately 20% this year, with spending directed to holding strategic acreage. We have built a large asset base with significant gas development upside, but we will not invest to grow production until we can lock in forward prices to deliver positive full-cycle margins. LETTER FROM HAL KVISLE PRESIdENT ANd CHIEF EXECUTIVE OFFICER TALISMAN ENERGY 2012 ANNUAL REPORT

3 “We will exit 2013 a stronger, more focused company.” With long-life properties at PM-3 and Corridor and near-term development projects underway, we expect to grow production and value in Asia-Pacific while generating more than $400 million of free cash flow per year. Our third priority is to achieve operational excellence in all parts of our business. Winning strategies in the upstream sector are always driven by topquartile cost performance. Superior development, onstream and production costs are driven by tight cost control, strong reserve additions and strong, sustainable production rates. Talisman has demonstrated operational excellence in the Marcellus shale, with highly competitive costs and excellent reserves and production per well. We have sharpened our drilling performance in the Montney gas play, and we are now focused on Eagle Ford drilling and completions costs. In all parts of our business, we will strive to demonstrate operational excellence and strong, full-cycle returns. We are looking closely at overhead costs in Calgary and in our operating regions. Over the past several years, we have seen G&A costs increase significantly as we staffed-up in anticipation of a much larger production base. We will lower our annual G&A run rate by approximately 20% by the end of this year through office closures, staff reductions, fewer consultants and cost reductions across the board. And our fourth priority is to unlock net asset value in all regions. There is a lot of value hidden in properties that currently deliver little or no cash. Talisman has amassed a much larger development portfolio than we can currently fund, and we are examining opportunities to sell $2-3 billion of noncore assets over the next 12-18 months. For example, we have large contingent resource positions in our Montney and Duvernay shale plays in Western Canada, together with large undeveloped oil in Kurdistan and large undeveloped natural gas in Papua New Guinea. In addition, we have many smaller assets, both undeveloped and producing, in various parts of the world. We will work to monetize the value of these assets over the next 12-18 months. There is also value in more consistent performance and delivering on promises. Talisman trades at a discount to net asset value, in part because our performance has been difficult to predict. We have struggled with erratic production in the North Sea; however as a result of the divestment to Sinopec, the North Sea now accounts for less than 12% of our production. Going forward, we are determined to deliver more consistent results. If North American natural gas prices strengthen, we are well positioned to capture value. Talisman holds large, high-quality land positions in some of the best natural gas plays in Canada and the United States. Wellhead netbacks are currently insufficient to fund drilling and development in most parts of North America, and we do expect gas prices to rise as drilling slows and demand continues to grow. With a strong focus on both costs and production, Talisman is well positioned to capture value as and when natural gas prices recover. We will exit 2013 a stronger, more focused company. We have the assets, the people, and the competitive strengths to create significant value for shareholders. As we grow cash flow, our options to deliver value to shareholders will increase through asset growth, increased dividends, share buybacks or debt reduction. I’d like to thank our shareholders for their patience and confidence in our company, our Board for its decisive actions and support, and most of all our employees for their unwavering commitment, loyalty and hard work through a very difficult year. Hal Kvisle President & Chief Executive Officer TALISMAN ENERGY 2012 ANNUAL REPORT

4 AddRESSING THE ISSUES WE HAVE STAbILIzEd THE COMPANY We’ve reduced debt by about $750 million over the course of 2012. We will maintain a strong balance sheet going forward, with a target debt-to-cash flow ratio of 1.5 times. We are increasingly protecting our capital program through hedging. WE ARE A MORE FOCUSED COMPANY Talisman has two core areas: Asia-Pacific and the Americas (North America and Colombia), which account for approximately 90% of our production and 85% of our 2P reserves. We will continue to strengthen and high-grade our assets within this core. For other areas, we are examining all options, including harvesting cash flow, ongoing development, joint venture opportunities or sale. WE ARE UNLOCKING THE NET ASSET VALUE (NAV) IN OUR PORTFOLIO We expect to sell (or joint venture) $2-3 billion of non-core assets over the next 12-18 months to unlock NAV not currently reflected in our share price. We are actively marketing our stake in both the North Duvernay shale play and parts of our Montney position. WE ARE bUILdING OIL ANd LIQUIdS MOMENTUM IN 2013, WHICH WILL CONTINUE INTO 2014 Talisman has a large inventory of liquids and high netback international gas opportunities within the existing portfolio. In 2013, approximately 90% of our capital program is directed at these cash flow generating opportunities. We plan to grow five key liquids projects, currently producing 10,000 bbls/d, to approximately 65,000 bbls/d in 2014. OPERATIONAL EXCELLENCE AND CAPITAL EFFICIENCY ARE TOP PRIORITIES We will improve all aspects of our cost structure, with the objective of increasing cash margins on every barrel we produce. A major focus will be to continue to improve drilling performance in the Eagle Ford. Significant progress has been made over the past two years, and we will continue to lower costs and reduce drilling times. Talisman is also taking steps to reduce our run rate for net general and administrative (G&A) costs by $100-150 million by the end of 2013. We are quickly moving to strengthen and focus our company by imposing strict capital discipline, increasing the cash margins on the barrels we produce, and unlocking value through asset sales or strategic joint ventures. our focused capital program targets high-margin, near-term opportunities in our two core areas. We will be less reliant on asset sales to fund core capital programs in 2013. As a result, once we execute planned sales or joint ventures, we will have the option of using proceeds to pay down debt, or increase cash flow per share through incremental short-term development spending, or share repurchases. “Hal Kvisle, President and CEO TALISMAN ENERGY 2012 ANNUAL REPORT

5 IN oCToBER 2012, TAlISMAN SET foUR STRATEGIC PRIoRITIES, AloNG WITH ACTIoNS AND oUTCoMES. PRIORITY 1 – LIVE WITHIN OUR MEANS. We will set capital spending budgets that can be largely funded by operating cash flows. We will maintain balance sheet strength so that we are able to respond to quality investment opportunities within our core regions. We have set a capital budget of $3 billion in 2013, a reduction of 25%. • We have set our 2013 capital budget at approximately $3 billion, down from $4 billion in 2012 and against a current investment opportunity set of $4.5 billion. • Going forward we will be less reliant on asset sales to fund our capital programs. PRIORITY 2 – FOCUS OUR CAPITAL PROGRAM. We will invest in projects (focused in our two core regions) that come onstream more quickly, and deliver sustainable cash flow over the longer term. We will reduce upfront capital invested in high-risk exploration. The 2013 capital program will focus on near-term, higher netback opportunities. Exploration spending has been cut in half, and is directed primarily at proving up substantial oil potential in Colombia, Kurdistan and Asia-Pacific. Long-dated exploration spending in 2013 is expected to account for only about 5% of Talisman’s total capital spend. • We are directing the majority of 2013 capital towards our two core areas: the Americas (North America and Colombia) and Asia-Pacific. Approximately 90% of capital will be aimed at near-term liquids and international natural gas production. • In North America and Colombia, Talisman will invest to double liquids production over the next few years. • The Asia-Pacific region is expected to grow at around 8% per annum over the medium-term, generating over $400 million per year in free cash flow. • Our liquids weighting is expected to increase from 35% in 2012 to approximately 40% in 2013. * includes Algeria TWO CORE REGIONS: AMERICAS AND ASIA-PACIFIC* ~90% of production 2013 production 375-395 mboe/d 2012 2P reserves 1.7 billion boe RLI ~ 12 years ~85% of 2P reserves 2012 COGEH 2P value ~ $14 billion ~90% of COGEH 2P value 2012 contingent resource 6.7 billion boe ~95% of contingent resource 2012 unrisked prospective resource 3.1 billion boe ~85% of unrisked prospective resource Our top six assets will produce ~60% of 2013 cash flow: Corridor, PM-3, Marcellus, Colombia, Eagle Ford and Vietnam. TALISMAN ENERGY 2012 ANNUAL REPORT

6 PRIORITY 3 – IMPROVE OPERATIONAL PERFORMANCE AND REDUCE COST STRUCTURE. We will do things better, faster, safer and at lower cost. Our aim is to enhance project execution and to improve margins on every barrel we produce. Talisman is reviewing all aspects of our cost structure. In 2013, we are taking actions to reduce general and administrative (G&A) costs, and will continue to improve drilling performance in the Eagle Ford. • We expect to reduce our run rate for G&A costs by $100-150 million by the end of 2013. This will be achieved through office closures, country exits, decreased consulting and IT expenses, lower travel and general costs, and staff reductions (based on a more focused activity set). • We will continue to target significant drilling improvements in the Eagle Ford shale play in 2013. We have made significant improvements in drilling cycle times and D&C costs per well. • We are spending joint venture dollars to improve operating efficiency and reliability in the North Sea. In the Eagle Ford, we have made significant improvements in drilling cycle times and D&C costs per well. In 2013, we expect to make further progress as we move to a more efficient ‘factory’ mode, by increasing our pad drilling capability and zipper fracking completions. We have demonstrated operational excellence in the Marcellus, sharpened drilling performance in the Montney and we are now focused on the Eagle Ford. TALISMAN ENERGY 2012 ANNUAL REPORT

7 PRIORITY 4 – UNLOCK NET ASSET VALUE OF THE PORTFOLIO. Talisman’s asset base includes large positions in several long-dated plays that generate little to no cash flow. We will surface value for shareholders. We will continue to high-grade our portfolio and consider divestments and joint ventures where underlying asset values are not reflected in our share price. For example, we formed joint ventures in PNG and parts of our Montney play and reduced our exposure to the UK North Sea. These actions helped us to realize value and allowed us to focus on opportunities in our core regions. We have a portfolio of valuable, tradeable assets that we will monetize or continue to hold in an opportunistic fashion. • Our target is to unlock $2-3 billion in value through asset sales or joint-ventures – both internationally and in North America – over the next 12-18 months. • We are marketing our positions in the North Duvernay and parts of the Montney in North America and will examine international options including the North Sea. • In PNG and Kurdistan, we will continue exploration and appraisal drilling to establish the extent of the resource base before looking at ways to unlock value. Talisman has a large resource position in North America, including the Montney where we have 28 tcf of net contingent resource with over 5,000 net well locations. We are currently marketing our North Duvernay play and portions of our Montney acreage, and expect to raise $1-1.5 billion through a sale or joint venture in the next 12-18 months. We have a portfolio of valuable, tradeable assets that we will monetize or continue to hold in an opportunistic fashion. TALISMAN ENERGY 2012 ANNUAL REPORT

8 FOCUS AREAS South Duvernay North America Operations We are committed to long-term growth and value creation within two core regions: the Americas (North America and Colombia) and Asia-Pacific. In North America, we have the flexibility to adjust our spending profile to take advantage of liquids and natural gas opportunities. In Colombia, we are growing in an oil-prone basin and have secured access to key infrastructure. In the Asia-Pacific region, we have a large and growing portfolio, established relationships with host governments, all in a part of the world characterized by strong market demand and relatively high commodity prices. TALISMAN ENERGY 2012 ANNUAL REPORT

9 THE AMERICAS – lARGE RESoURCE BASE AND lIQUIDS-RICH oPPoRTUNITIES North America Talisman is well positioned in five leading plays in North America, with over 35 tcfe (approximately 6 billion boe) of contingent resource in an area of 1.3 million net acres. We have material positions in three liquids-rich plays and upside exposure in two of the best dry gas plays in North America. A significant portion of this resource base is located in our Canadian heritage region, which stretches from Fort St. John in northeastern British Columbia to Edson in west-central Alberta. Here, we have a large, contiguous land base, providing extensive running room. This land is supported by company-operated midstream infrastructure. Talisman has established itself as a top-tier operator in the Marcellus shale play with 5 tcf of contingent resource and an estimated 1,600 prospective drilling locations. The play is currently self-funded and provides material upside with an increase in North American natural gas prices. In the current low natural gas price environment, we have sharpened our focus in North America in 2013, reducing spending on dry gas plays. Our short-term priority is to continue to develop the liquids-rich Eagle Ford shale play, where production growth combined with capital and operating efficiency improvements will deliver considerable cash flow from this high-cash margin play. In addition, our 2013 priorities for North America include drilling to hold strategic land positions in some of our dry gas plays. We will also seek to monetize assets with minimal cash flow and high net asset values, specifically the Montney and North Duvernay plays. Key drivers in 2013 We plan to spend approximately $1.1 billion in our core North American business in 2013 – a decrease of roughly 30% from the previous year. Approximately 80% of capital is being allocated to three liquids-rich plays, with a significant reduction in spending on dry gas plays. This activity set positions Talisman to double its North American liquids production over the next few years. In the Eagle Ford, we will continue to focus on liquids-rich parts of the acreage and we are increasing pad drilling in 2013. We have built a secure egress position and we entered the year with 50 uncompleted wells, which we plan to complete and tie-in. In the liquids-rich Duvernay shale, we hold approximately 350,000 net acres. We recently completed a well reporting one of the highest liquids ratios in the play and we plan to continue appraisal drilling in 2013. At Wild River, we are growing NGL volumes through development of this multi-zone play, with a new Deep Cut liquids extraction facility that should be operational by the end of this year. In the Montney, the majority of the capital program is funded by our joint venture partner. Here, we will continue to assess and appraise the property and continue to develop the liquids-rich eastern part of the play. We will also invest capital at Edson to maintain mineral rights and assess liquids-rich opportunities. In the Marcellus shale, we will selectively spend capital to hold strategic core acreage positions. Colombia In the three years since the Equion joint venture, we have drilled some exciting exploration wells, completed a successful stratigraphic program – which indicates large heavy oil potential – and secured interest in a key pipeline to access markets. With these activities, we have moved into the development phase. We have three key areas in Colombia: the Equion joint venture (with the Piedemonte complex), the heavy oil region (Block CPO-9 and CPE-6), and the Ocensa pipeline. Part of Talisman’s Niscota license (adjacent to Piedemonte), and operatorship is being transferred to Equion. We plan to spend approximately $250 million on exploration and development activities in Colombia in 2013. The majority of production comes from Piedemonte within our Equion joint venture. In 2012, daily production from Colombia averaged 17,000 boe/d of high netback liquids and natural gas. In 2013, we will continue to progress toward Piedemonte Phase II facilities expansion. Exploration activities in the Niscota Block continue with imminent flow testing of the Huron-2 well and ongoing drilling of the Huron-3 well. In the heavy oil region, we have secured the Exploration Environmental License for CPO-9, allowing us to move forward with a seven-well Akacias appraisal program with the intention of flowing wells on extended well tests in 2013. An exploration well in the Lorito prospect is also planned. In CPE-6, 3D seismic is ongoing. Upon license approval, we will drill and flow test three wells prior to proceeding toward development activity. While we have made progress on securing permits, permitting delays continue to affect the pace of development. Talisman now has a 12.15% ownership position in the Ocensa pipeline and approximately 55,000 bbls/d of capacity, plus an additional 13,900 bbls/d through Equion. Ocensa is now a profit centre for the company, generating dividends from our ownership position and marketing/ capacity fees from oil transport capacity that is in short supply in the Llanos Basin. As Talisman’s production from Blocks CPO-9, CPE-6 and the Niscota Block ramp up, we will have access to the export facilities on the Caribbean coast. Monetization of all or part of our Ocensa pipeline equity is also an option. TALISMAN ENERGY 2012 ANNUAL REPORT

10 ASIA-PACIfIC – HIGH NETBACK SElf-fUNDED GRoWTH Asia-Pacific is characterized by rapid economic growth supporting strong energy demand. Talisman’s portfolio in the region is anchored by projects at Corridor (South Sumatra, Indonesia) and PM-3 CAA (Malay Basin, offshore Malaysia/ Vietnam), which are connected to high netback natural gas markets through existing pipeline infrastructure. We have been operating in the region for 20 years and have demonstrated our operating capability with a strong track record of consistent, safe delivery. We have established close working relationships with host governments and national oil companies to take full advantage of the region’s investment opportunities. The company is on track to deliver average production growth of approximately 8% per annum over the medium term, and the region is expected to contribute over $400 million annually in free cash flow to Talisman. Key drivers in 2013 Total capital spending in the region is expected to be approximately $650 million, with five projects accounting for 85% of the total. The focus of the Malay Basin is long-life production and cash flow. The PM-3 CAA fields are characterized by multiple stacked reservoirs, which offer significant opportunities for increased recoveries. In the near term, we will maintain production through infill drilling, well interventions, and continuous operations improvements. We are currently in discussion with key stakeholders with respect to an extension of the current PM-3 CAA license, with the blocks expiring in 2017 and 2018. In addition, we are looking for near-field exploration opportunities. Talisman’s acreage in the Sabah Basin provides access to low-cost discovered oil and gas reserves, with extensive infrastructure in place. In late 2012, we took over operatorship of the Kinabalu field and will seek to enhance production through workovers, development drilling, and enhanced oil recovery techniques. We hold two large exploration licenses next to Kinabalu where new 3D seismic has identified potential hydrocarbons, and two exploration wells will be drilled in 2013. In Indonesia, the South Sumatra area includes key assets such as Corridor and Jambi Merang. At Corridor, the company has a very large natural gas reserve base. Here, we continue to invest in development opportunities, including proving up additional reserves to potentially allow sanction of another production train at the Suban field. At Jambi Merang, we will invest to maintain a high level of operating efficiency and consider expanding into the next development phase. In Vietnam, Talisman is completing the HST/HSD field development, which is expected to come onstream in the second half of 2013 with net production expected at approximately 10,000 boe/d. In PNG, we are continuing our gas aggregation strategy across our large land position, with potential of up to 20 tcf of undiscovered petroleum initially in place (unrisked). Our principal partner, Mitsubishi, brings funding and LNG expertise. In the near term, we will high-grade our land position to maintain quality and focus, while we execute the Stanley condensate recovery scheme with the goal of bringing on first production in late 2014 at the earliest. ~8% growth per annum over the medium term. Expected to contribute over $400 million annually in free cash flow to Talisman. Talisman has been operating in the Asia-Pacific region for 20 years, and has demonstrated its operating capability with a strong track record of consistent, safe delivery. TALISMAN ENERGY 2012 ANNUAL REPORT

11 oTHER oPERATING AREAS The North Sea The North Sea is an oil-based portfolio in a strong Brent oil price environment. With 20 years of operating experience in the basin, Talisman has focused on operating late-life, mature fields. In recent years, we have not invested adequate capital in the UK, which has contributed to asset reliability challenges as well as reduced production capability. Recognizing the need for additional capital and looking to reduce our exposure to inherent production volatility, Talisman sold a 49% working interest in our UK assets to Sinopec for $1.5 billion in late 2012. Key drivers in 2013 This transaction enables increased investment by the joint venture in the UK North Sea, while allowing Talisman to reduce net spending. In 2013, investments will be made to improve operational efficiency in the UK and to execute economic redevelopment and life extension projects. Redevelopment of the Montrose area – including facilities upgrades, development drilling, and the tie-back of undeveloped fields – accounts for approximately one-half of our UK North Sea spending this year. Investment will also be directed to infill drilling, water injection, platform, and subsea upgrades. We will also re-examine the possibility of developing the Auk South field. In Norway, spending will be focused at Brage and Varg, including development drilling, field extensions, near-field exploration and the Varg gas export project. In 2012, the Yme project experienced significant delays, quality issues and cost overruns. Given the uncertainty of the timing of first oil, Talisman removed Yme from its forward production projections and recorded impairment losses. Talisman’s overall capital spending in the region is expected to be about one-third less in 2013, after accounting for the joint venture. Our strategy across the North Sea is to optimize value through near-term opportunities, while driving safe, efficient, and reliable operations. Kurdistan Region of Iraq Talisman operates two blocks in the Kurdistan Region of Iraq: Kurdamir and Topkhana. Kurdistan is a world-class exploration opportunity in an underexplored basin. In 2012, we made a significant oil discovery in Kurdamir. Talisman’s net 2C contingent resources in Kurdamir/Topkhana today are 114 mmbbls of liquids and 1.5 tcf of natural gas. Further appraisal drilling is targeted at proving the significant oil upside that exists. We currently estimate 329 mmbbls and 1.2 tcf of net unrisked prospective resource. One of our key priorities this year is to recognize value in our portfolio. To do so, we will continue exploration and appraisal drilling to establish the extent of the resource base in Kurdistan. In 2013, we will drill two wells: Kurdamir-3 to evaluate the extent of the oil column, and a second well at Topkhana. Once these drilling programs are completed, we will consider all options to unlock value in this asset. In 2012, Talisman made a significant oil discovery in Kurdistan. In 2013, the company will continue exploration drilling to establish the extent of the resource before looking at ways to unlock value. TALISMAN ENERGY 2012 ANNUAL REPORT

12 CORPORATE RESPONSIBILITY We have a track record of high standards in terms of how we do business around the world – a testament to the efforts of our leaders and employees who take steps to ensure we are a partner of choice in many areas. We strive to be welcomed by governments, communities and peers around the globe.” SAfETY Safe operations are a top priority. We continuously set improvement targets, assess performance and enhance policies and processes to develop and evolve best practices. Our goal is to create a work environment where we cause no harm to people, and we engineer, construct and operate our businesses to prevent major accidents. The visible commitment of our leadership and people at all levels of our organization helps embed a safety-focused culture. Each year, through our annual CEO Safety Awards, individuals and teams from around our global operations are recognized for their significant health, safety and environmental achievements. PEoPlE The talent, commitment, and technical and commercial expertise of our nearly 3,700 employees are integral to our success. We develop our people through challenging work in a fast-paced, engaging environment, and provide opportunities for personal and career development through a combination of structured technical and leadership development programs. We work to ensure the right people are located in the part of the business where they can add the most value, and where possible, employees have the opportunity to transition their skills into new roles and international locations. COMMUNITIES With safe operations as a foundation, our community and stakeholder relations activities are integral to our being accepted and welcomed into the communities where we operate. We work alongside these communities, outlining our plans, and listening to and addressing any concerns. We employ highly experienced people who work with communities to minimize the impact of our operations and maximize the benefits of our presence. Globally, we focus our investments in the areas of education, environment and empowering communities. To learn more about our corporate responsibility activities, please visit www.talisman-energy.com. IMPROVING NORTH AMERICAN HSE FOUNDATIONS (Per million exposure hours) 2010 2011 2012 Spills Total Recordable Injury Frequency 0 2 4 6 8 0 1 2 3 4 TALISMAN ENERGY 2012 ANNUAL REPORT

13 628 Asia-Pacific 2,171 The Americas 889 Rest of World TALISMAN PERMANENT EMPLOYEES: 3,688* *Total permanent employees as at December 31, 2012. Includes our joint venture partnership in the UK North Sea – Talisman Sinopec Energy UK Limited. In our 2012 employee survey, 75% of employees said they believe they have the opportunity for personal development and growth at Talisman. This is an increase of 2% from our 2010 survey, and 9% higher than our peers. TALISMAN ENERGY 2012 ANNUAL REPORT

14 Management’s discussion and Analysis 15 Company Overview 15 2012 Performance highlights 16 Financial and Operating highlights 16 2012 Net Income Variances 17 Operations Review 18 Asset Disposals 27 Farm Outs 28 Acquisitions 28 Reserves at December 31 28 Liquidity and Capital Resources 29 Sensitivities 31 Commitments and Off Balance Sheet Arrangements 31 Transactions with Related Parties 32 Risk Management 32 Summary of Quarterly Results 34 Strategy and Outlook 35 Internal Control over Financial Reporting and Disclosure Controls and Procedures 36 Legal Proceedings 36 Application of Critical Accounting Policies and Use of Estimates 37 Accounting Changes 40 Regulatory Developments 42 Risk Factors 42 Report of Management 51 Management Report on Internal Control over Financial Reporting 51 Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States) 52 Independent Auditors’ Report of Registered Public Accounting Firm 53 Consolidated Balance Sheets 54 Consolidated Statements of Income 55 Consolidated Statements of Comprehensive Income 56 Consolidated Statements of Changes in Shareholders’ Equity 57 Consolidated Statements of Cash Flows 58 Notes to the Consolidated Financial Statements 59 Supplementary Oil and Gas Information 104 Results of Operations from Oil and Gas Producing Activities 104 Capitalized Costs Relating to Oil and Gas Activities 105 Costs Incurred in Oil and Gas Activities 106 Discounted Future Net Cash Flows 107 Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves 109 Principal Sources of Changes in Standardized Measure of Discounted Future Net Cash Flows 110 Continuity of Net Proved Reserves 111 Additional Information 113 Consolidated Financial Ratios 113 Ratios and Key Indicators 113 Historical Operations Summary 114 Net Production – After Royalties 115 Product Netbacks – After Royalties 116 Historical Gross Proved Reserves 118 Continuity of Gross Proved Reserves 119 Detailed Property Reviews 121 2012 Acreage 121 2012 Drilling Activity 122 Five Year Drilling Results 123 Advisories 124 Abbreviations and Definitions 128 Governance 129 Investor Information 130 Corporate Information 131 Market Information 134 FINANCIAL PERFORMANCE TALISMAN ENERGY 2012 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

(March 6, 2013)

General

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company) for the year ended December 31, 2012. The Company's Consolidated Financial Statements and the financial data included in this MD&A have been prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interest) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

All comparisons are between the years ended December 31, 2012 and 2011, unless stated otherwise. All amounts presented are in US$, except where otherwise indicated. Abbreviations used in this MD&A are listed in the section 'Abbreviations and Definitions'.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's Annual Report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Change in Reporting Conventions

Effective January 1, 2011, the Company changed its reporting currency from C$ to US$. This change to US$ reporting recognizes the fact that a significant portion of the Company's activities and transactions are conducted in US$. Accordingly, all financial amounts in this MD&A are presented in US$ unless otherwise indicated.

Effective January 1, 2011, the composition of the Company's segments changed such that activities in the UK and Norway are now reported as a single 'North Sea' segment. This change reflects the fact that, since 2011, the UK and Norway businesses each operate a mature set of cash-generating assets sharing similar economic characteristics. Comparative period balances have been restated accordingly.

Company Overview

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has three main operating areas: the Americas (North America and Latin America), Southeast Asia and the North Sea, with an active exploration program across all three. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol TLM.

Unless the context indicates otherwise, references in this MD&A to 'Talisman' or 'the Company' include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of 'Talisman' or 'the Company' to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Note 31 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. In 2012, Talisman's activities were conducted in four geographic segments for the purposes of financial reporting: North America, Southeast Asia, North Sea and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and non-operated production in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in Sierra Leone and the Kurdistan Region of Iraq. In 2012, the Company decided to exit Peru and expects to complete the process in 2013. For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment or rest of the world.

TALISMAN ENERGY ANNUAL REPORT 2012       15

2012 Performance Highlights

•
Hal Kvisle was appointed President and Chief Executive Officer on September 10, 2012, and has set four strategic priorities for the Company;

•
Production was 426,000 boe/d, exceeding guidance. Liquids growth in Southeast Asia, Colombia and the Eagle Ford, and higher gas volumes in North America offset North Sea declines.

•
Fourth quarter net income was $376 million, compared to a loss of $117 million the previous year. Net income for the year was $132 million, compared to $776 million in 2011.

•
The Company completed approximately $2.5 billion in asset sales, including the sale of a 49% equity interest in Talisman's UK North Sea business to China Petrochemical Corporation (Sinopec) for $1.5 billion.

•
In Southeast Asia, Talisman assumed operatorship of the Kinabalu PSC in Malaysia in December.

•
The Company announced a significant oil discovery in Kurdistan.

Financial and Operating Highlights

(millions of $, unless otherwise stated)		2012		2011		2010

Cash provided by operating activities		2,716		2,812		3,144

Net income		132		776		945

Common share dividends		277		277		249

Preferred share dividends		9		–		–

Per share ($)

Net income(1)		0.12		0.76		0.93

Diluted net income(2)		0.01		0.38		0.93

Common share dividends	US$	0.27	US$	0.27	C$	0.25

Preferred share dividends	C$	1.10		–		–

Production (mboe/d)		426		426		417

Production from ongoing operations (mboe/d)		397		383		343

Average sales price ($/boe)		58.56		65.35		53.80

Total revenue and other income		7,312		8,272		6,982

Operating costs ($/boe)		15.83		14.17		12.44

Depreciation, depletion and amortization (DD&A) expense, exploration and dry hole expense		3,116		2,617		2,275

Total exploration and development expenditures		3,511		4,142		3,473

Total assets		21,858		24,226		22,094

Total long-term debt (including current portion)		4,442		4,895		4,204

Cash and cash equivalents, net of bank indebtedness		721		414		1,653

Total long-term liabilities		9,472		10,745		9,186

1)
In 2012, net income per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.

2)
Diluted net income per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.

16       TALISMAN ENERGY ANNUAL REPORT 2012

2012 Net Income Variances

(millions of $)

2011 net income	776

Favourable (unfavourable) variances(1):

Commodity prices(2)	(527)

Production volumes(2)	(510)

Royalties(2)	49

Operating expenses	(262)

General and administrative (G&A) expense	(79)

DD&A expense	(552)

Impairment	(2,518)

Dry hole expense	(28)

Exploration expense	81

Finance costs	2

Share-based payments recovery	(248)

Gain on disposals	1,432

Gain on revaluation of investment	365

Loss on held-for-trading financial instruments	117

Current taxes (including Petroleum Revenue Tax (PRT))	567

Deferred taxes (including PRT)	1,408

Other	59

Total variances	(644)

2012 net income	132

1)
Variances are before tax except for current and deferred taxes.

2)
In the commentary that follows, the term 'sales' refers to the net impact of commodity prices, production volumes and royalties.

The significant variances from 2011, as summarized in the net income variances table, are:

•
Lower oil and gas revenues reflecting lower commodity prices;

•
Reduced production in the North Sea driven by planned and unplanned maintenance activities and natural declines, partially offset by higher volumes from successful developments in North America and the ramp up of new fields in Southeast Asia;

•
Higher operating expenses due to increased production and the introduction of the Pennsylvania Impact Fee in North America, higher production in Southeast Asia, combined with increased maintenance costs in the North Sea;

•
Higher DD&A expense due to increased rates and production from high rate assets and downward reserves revisions in the fourth quarter;

•
Higher asset impairments due principally to uncertainty surrounding the Yme project in Norway, a significant drop in reservoir pressure and reserves at the Rev field in Norway, reserves revision and increased future cost estimates in the UK, the Company's decision to exit Peru, lower long-term gas price assumptions and reserves reduction in North America and its decision to not commit capital in the foreseeable future to certain exploration and evaluation assets, including Quebec and Norway;

•
A smaller share-based payments recovery relative to the 2011 recovery as a result of movements in Talisman's share price;

•
An increase in gain on disposals in 2012, reflecting the sale of non-core oil and gas properties in North America along with the Company's divestiture of a 49% equity interest in Talisman Energy (UK) Limited (TEUK) on December 17, 2012;

•
Gain on revaluation of investment represents the fair value adjustment recorded upon restructuring of the Company's Colombian investment in Oleoducto Central S.A. (Ocensa);

•
A decrease in loss on held-for-trading financial instruments as a result of lower realized losses on Brent collar commodity price derivatives relative to 2011;

•
Decreased current taxes due principally to lower production in the North Sea, partially offset by increased revenues in Southeast Asia; and

•
A significant deferred income tax recovery in 2012 compared to a tax expense in 2011, as a result of North Sea impairments taken during 2012, partially offset by the derecognition of deferred tax assets in the US.

TALISMAN ENERGY ANNUAL REPORT 2012       17

Operations Review

Results Summary

Sales of oil, liquids and natural gas in 2012 were $7.2 billion, down 12% from 2011. Oil and liquids revenue decreased by $648 million due to lower production in the North Sea and lower realized prices in North America and Southeast Asia, partially offset by higher production in North America and Southeast Asia. Natural gas revenue decreased by $338 million primarily due to lower realized prices in North America.

In North America, production growth of 11% was offset by lower gas prices resulting in a decrease in sales. DD&A and operating expenses increased year-over-year.

In Southeast Asia, sales of $2.2 billion were 16% higher than 2011 due principally to a full year of production at the Jambi Merang and Kitan fields. Operating expenses and DD&A increased year-over-year.

In the North Sea, sales decreased by 27% as a result of lower production. Operational issues associated with the Galley pipeline and extended turnarounds in the UK along with natural declines at Varg, pressure decline at Rev and base decline on Brage contributed to this reduction.

In the rest of the world, sales of $623 million were 15% higher than 2011 due to new wells coming online in the Piedemonte region and increased production from the Cusiana liquefied petroleum gas plant in Colombia, which went into operation in December 2011.

Daily Average Production

	Gross before royalties			Net of royalties

	2012	2011	2010	2012	2011	2010

Oil and liquids (mbbls/d)

North America	27	23	23	23	19	18

Southeast Asia	42	34	39	24	17	22

North Sea	71	98	113	70	97	113

Other	22	23	14	14	13	7

	162	178	189	131	146	160

Natural gas (mmcf/d)

North America	985	899	778	871	803	718

Southeast Asia	524	506	485	357	351	339

North Sea	31	52	104	31	52	104

Other	42	34	–	33	27	–

	1,582	1,491	1,367	1,292	1,233	1,161

Total Daily Production (mboe/d)

North America	192	173	153	168	153	137

Southeast Asia	129	119	119	84	75	78

North Sea	76	106	131	75	106	131

Other	29	28	14	20	17	7

Total (mboe/d)	426	426	417	347	351	353

Assets sold

North America	4	8	36	3	6	31

North Sea	25	35	38	25	34	37

From ongoing operations (mboe/d)	397	383	343	319	311	285

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

18       TALISMAN ENERGY ANNUAL REPORT 2012

Production from ongoing operations increased by 4% over 2011 due principally to higher oil and gas volumes in North America and Southeast Asia, partially offset by lower North Sea production and the sale of non-core assets in North America. Total production remained flat compared to 2011, despite an underlying shift in the segments from which volumes were produced.

In North America, production from ongoing operations increased by 14%. Oil and liquids production increased 17% mainly due to successful development in the liquids-rich Eagle Ford shale play, where liquids production averaged nine mboe/d in the current year and two mboe/d in 2011. Natural gas production increased by 10% due principally to successful development in the Marcellus, Eagle Ford and Montney shale plays, partially offset by asset dispositions and natural declines in conventional assets.

In Southeast Asia, natural gas production increased by 4% due principally to improved production efficiency at PM-3 CAA, located between Malaysia and Vietnam, and a full year of production from Jambi Merang. Oil and liquids production increased due principally to a full year of production from Kitan, partially offset by natural declines and the unitization of the Suban field in late 2011.

In the North Sea, total production decreased 28% compared to 2011. In the UK, production was down due to extended turnaround activity on Tartan to repair the Galley pipeline and on Auk North to address production efficiency issues, along with natural decline and reduced well performance on Tweedsmuir. Norway also contributed to the decrease with natural declines at Varg and Brage and pressure decline at Rev.

In the rest of the world, production from new wells drilled in Colombia accounted for most of the increase over 2011.

Volumes Produced Into (Sold Out of) Inventory(1)

	2012	2011	2010

Southeast Asia – bbls/d	920	960	108

North Sea – bbls/d	(482)	(687)	(174)

Other – bbls/d	450	400	237

Total produced into inventory – bbls/d	888	673	171

Total produced into inventory – mmbbls	0.3	0.2	0.1

Inventory at December 31 – mmbbls	2.2	1.9	1.6

1)
Gross before royalties.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the 'Daily Average Production' table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the year ended December 31, 2012, volumes in inventory increased from 1.9 mmbbls to 2.2 mmbbls due principally to increased inventories in Malaysia, Indonesia and Algeria, partially offset by reduced inventories in Norway and Australia.

TALISMAN ENERGY ANNUAL REPORT 2012       19

Company Netbacks(1)

	Gross before royalties			Net of royalties

	2012	2011	2010	2012	2011	2010

Oil and liquids ($/bbl)

Sales price	104.82	107.04	78.19	104.82	107.04	78.19

Royalties	20.33	19.69	12.00	–	–	–

Transportation	1.28	1.29	1.15	1.59	1.58	1.35

Operating costs	31.25	25.72	20.10	38.78	31.49	23.74

	51.96	60.34	44.94	64.45	73.97	53.10

Natural gas ($/mcf)

Sales price	5.01	5.92	5.59	5.01	5.92	5.59

Royalties	1.19	1.24	0.93	–	–	–

Transportation	0.25	0.24	0.28	0.33	0.31	0.34

Operating costs	1.05	0.98	1.02	1.38	1.24	1.22

	2.52	3.46	3.36	3.30	4.37	4.03

Total $/boe (6mcf=1boe)

Sales price	58.56	65.35	53.80	58.56	65.35	53.80

Royalties	12.18	12.54	8.49	–	–	–

Transportation	1.42	1.39	1.45	1.79	1.72	1.73

Operating costs	15.83	14.17	12.44	20.31	17.68	14.81

	29.13	37.25	31.42	36.46	45.95	37.26

1)
Netbacks do not include pipeline operations.

During 2012, the Company's average gross netback was $29.13/boe, 22% lower than in 2011. Talisman's realized net price of $58.56/boe was 10% lower than 2011, due principally to lower commodity prices in North America.

The Company's realized net sale price includes the impact of physical commodity contracts, but does not include the impact of financial commodity price derivatives discussed in the 'Risk Management' section of this MD&A.

20       TALISMAN ENERGY ANNUAL REPORT 2012

Commodity Prices and Exchange

	2012	2011	2010

Oil and liquids ($/bbl)

North America	69.39	75.19	62.59

Southeast Asia	111.69	115.82	80.54

North Sea	111.83	110.75	80.13

Other	113.52	110.32	82.69

	104.82	107.04	78.19

Natural gas ($/mcf)

North America	2.63	3.93	4.79

Southeast Asia	9.28	9.30	6.72

North Sea	9.77	8.62	6.35

Other	4.30	4.22	–

	5.01	5.92	5.59

Company $/boe (6mcf=1boe)	58.56	65.35	53.80

Benchmark prices and foreign exchange rates

WTI ($/bbl)	94.22	95.13	79.53

Dated Brent ($/bbl)	111.61	111.27	79.47

Tapis ($/bbl)	117.03	117.11	80.81

NYMEX ($/mmbtu)	2.80	4.07	4.39

AECO (C$/gj)	2.28	3.48	3.82

C$/US$ exchange rate	1.00	0.99	1.03

UK£/US$ exchange rate	0.63	0.62	0.65

Talisman's realized oil and liquids prices decreased by 2%, consistent with movement in the benchmark price in the Company's primary oil and gas producing regions. North America natural gas prices decreased by 33%, which is consistent with decreases in NYMEX and AECO prices whereas Southeast Asia natural gas prices remained relatively flat since a significant portion of the Southeast Asia gas production is linked to oil-based indices. Corridor gas prices averaged $10.12/mcf, where 55% of sales are referenced to Duri crude oil and High Sulphur Fuel Oil on an energy equivalent basis.

Royalties(1)

	2012		2011		2010

	Rate (%)	$ million	Rate (%)	$ million	Rate (%)	$ million

North America	14	239	13	255	11	217

Southeast Asia	36	1,243	40	1,236	36	834

North Sea	1	18	1	25	–	7

Other	37	369	43	402	53	215

	21	1,869	19	1,918	16	1,273

1)
Includes impact of royalties related to sales volumes.

The corporate royalty rate was 21%, up slightly from 19% in 2011. In the rest of the world, increased production from Equión Energía Limited (Equión) further reduced the royalty rate to 37% in 2012 while increased production in the US contributed to a higher overall royalty rate in North America. In Southeast Asia, production from newly producing properties reduced the overall royalty rate due to the cost recovery of exploration and development costs.

TALISMAN ENERGY ANNUAL REPORT 2012       21

Unit Operating Expenses(1)

	Gross before royalties			Net of royalties

($/boe)	2012	2011	2010	2012	2011	2010

North America	7.91	7.11	8.65	9.05	8.04	9.59

Southeast Asia	9.03	8.78	6.67	13.88	13.82	10.14

North Sea	50.29	33.60	22.91	50.59	33.79	22.95

Other	8.18	7.07	5.37	12.42	11.65	11.39

	15.83	14.17	12.44	20.31	17.68	14.81

1)
Includes impact of production volumes.

Total Operating Expenses

(millions of $)	2012	2011	2010

North America	564	454	487

Southeast Asia	418	372	280

North Sea	1,383	1,292	1,096

Other	87	72	27

	2,452	2,190	1,890

Total operating expenses increased by $262 million, due primarily to higher maintenance costs, increased production in North America and a full year of operations from new fields in Southeast Asia.

In North America, operating expenses increased with higher production in the Eagle Ford, and a $45 million expense relating to the Pennsylvania Impact Fee, of which $25 million relates to the retrospective charge for wells drilled prior to 2012, partially offset by non-core asset dispositions in the first half of the year.

In Southeast Asia, operating expenses increased due to a full year of production at the Kitan and Jambi Merang fields along with higher planned maintenance costs on certain assets.

In the North Sea, operating expenses were higher due to increased maintenance and logistics costs combined with emergency response costs incurred to repair the Galley pipeline. These increases were slightly offset by a reduction of $31 million in operating expenses as a result of the 49% divestiture in TEUK on December 17, 2012.

The increase in the rest of the world was largely due to the startup of the Cusiana liquefied petroleum gas plant in Colombia and higher production during 2012 at Equión.

Unit operating expenses for the Company increased to $15.83/boe due to the reasons noted above.

Unit Depreciation, Depletion and Amortization (DD&A) Expense

	Gross before royalties			Net of royalties

($/boe)	2012	2011	2010	2012	2011	2010

North America	16.25	13.50	12.85	18.58	15.26	14.24

Southeast Asia	9.13	7.10	6.37	14.10	11.22	9.69

North Sea	28.56	17.21	16.08	28.73	17.31	16.11

Other	12.89	11.82	5.53	20.75	20.92	11.97

	16.09	12.55	11.76	19.85	15.28	13.88

22       TALISMAN ENERGY ANNUAL REPORT 2012

Total DD&A Expense

(millions of $)	2012	2011	2010

North America	1,140	852	717

Southeast Asia	427	305	277

North Sea	796	671	766

Other	138	121	28

	2,501	1,949	1,788

Total DD&A expense was $2.5 billion, up 28% from 2011 as a result of higher production volumes and rates in North America, fourth quarter reserves revisions and the ramp up of a number of fields, partially offset by lower North Sea production. During the fourth quarter of 2012, the Company recorded $187 million of DD&A associated with the write-off of proved reserves in two fields. This incremental DD&A resulted in a full write-off of the book values of the associated fields.

DD&A expense in North America increased largely due to higher production in Marcellus and Eagle Ford and an increase in unit rates for the Company's shale properties. In Southeast Asia, the increase was due principally to a full year of production at Kitan and Jambi Merang and an increase in production from higher unit rate fields. DD&A expense in the North Sea increased due principally to changes in production mix and higher rates at various fields as a result of reserves revisions, including a $165 million DD&A charge associated with the write-off of proved reserves for the Auk field. This increase was partially offset by lower production volumes and a $21 million reduction in the annual DD&A charge as a result of the sale of a 49% equity interest in TEUK on December 17, 2012. DD&A expense in the rest of the world increased due to changes in production mix in 2012.

Unit DD&A expense was impacted by the same factors as noted above with overall unit DD&A increasing to $16.09/boe.

For additional information relating to DD&A, refer to the 'Application of Critical Accounting Policies and Use of Estimates' section of this MD&A.

Impairment

(millions of $)	2012	2011	2010

Impairment losses

North America	363	129	116

Southeast Asia	–	–	21

North Sea	2,097	231	164

Other	284	–	–

	2,744	360	301

Impairment reversals

North America	–	–	–

Southeast Asia	–	16	–

North Sea	–	118	–

Other	–	–	–

	–	134	–

Net impairment	2,744	226	301

During 2012, the Company recorded impairment expense of $363 million in North America of which $194 million pre-tax ($138 million after-tax) relates to lower long-term gas price assumptions and reserves reduction in conventional areas, and impairment expense of $60 million pre-tax ($45 million after-tax) was recorded in respect of conventional assets disposed of in the third quarter. In addition, the Company concluded during the third quarter that it would not commit capital in the foreseeable future to exploration and evaluation activities in Quebec, where the prohibition regarding hydraulic fracturing for shale gas developments has been reaffirmed. Accordingly, the Company fully impaired its Quebec exploration and evaluation assets and recorded an impairment expense of $109 million pre-tax ($82 million after-tax).

Impairments of $2.1 billion were recorded for the North Sea, primarily related to the Yme project in Norway. In 2012, the Yme project experienced significant delays, quality issues and cost overruns and is subject to arbitration with the platform contractor. In the third quarter, Talisman made a decision to de-man the platform for safety related reasons and it has not been re-manned since. Given the uncertainty of the timing for first oil, Talisman removed Yme from its forward projections and recorded impairment losses of $1,475 million pre-tax ($373 million after-tax). At the end of the third quarter, this represented an impairment of the remaining book

TALISMAN ENERGY ANNUAL REPORT 2012       23

value of the PP&E of Yme, leaving a deferred tax asset of $521 million relating to the investment in the project. Capital expenditures incurred during the fourth quarter, capitalized interest and revised decommissioning liabilities totalling $99 million pre-tax ($28 million after-tax) were also impaired in full. Management continues to work with all stakeholders to evaluate project options.

During the year, the Rev field in Norway experienced a significant drop in reservoir pressure, resulting in a decline in production. As a result, the Company made a downward revision of its estimates of recoverable reserves and recorded an impairment expense of $250 million pre-tax ($55 million after-tax). In the fourth quarter, the Company recorded impairment expense of $74 million pre-tax ($17 million after-tax) in respect of other Norwegian exploration assets upon completion of commercial feasibility studies on these assets. In addition, a revision to decommissioning cost estimates at Gyda resulted in the Company recording an impairment expense of $41 million pre-tax ($9 million after-tax).

In the UK, impairment expense of $158 million pre-tax ($66 million after-tax) was recorded in respect of certain development areas largely due to fourth quarter reserves revisions and increased future cost estimates.

In the third quarter, the Company decided to cease exploration activities in the Marañon Basin in northern Peru and exit the country. As a result, $171 million of impairment expense was recorded. The Company will fulfil its outstanding legal obligations as it exits Peru. In addition, impairment expense of $41 million was recorded during 2012 in respect of exploration and evaluation assets in Poland.

In addition to the impairments discussed above, $72 million of impairment expense was recorded in respect of exploration acreage relinquished in the Kurdistan Region of Iraq, where Talisman will focus on the discoveries in its remaining Topkhana and Kurdamir Blocks.

Dry Hole Expense

(millions of $)	2012	2011	2010

North America	22	6	(11)

Southeast Asia	77	127	31

North Sea	45	106	70

Other	125	2	23

	269	241	113

In 2012, dry hole expense principally relates to the write-off of unsuccessful exploration wells in Canada, Vietnam, Norway, Sierra Leone, Peru and Colombia.

Exploration Expense

(millions of $)	2012	2011	2010

North America	29	70	52

Southeast Asia	92	208	116

North Sea	47	40	47

Other	178	109	159

	346	427	374

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expense. These costs are expensed as incurred.

In North America, exploration expense decreased by $41 million relative to 2011 due principally to reduced seismic activity in the Eagle Ford and Marcellus.

In Southeast Asia, exploration expense decreased by $116 million relative to 2011 due principally to the Mitsubishi carry discussed in the 'Farm-Outs' section of this MD&A and a reduction in seismic activity across the region.

In the North Sea, the acquisition of seismic data for three blocks in Norway contributed to the increase of $7 million of exploration expense year-over-year.

Exploration expense in the rest of the world increased $69 million year-over-year as a result of increased seismic activity in Colombia and increased activity in certain blocks in Peru prior to the Company's third quarter decision to exit the country.

24       TALISMAN ENERGY ANNUAL REPORT 2012

Corporate and Other

(millions of $)	2012	2011	2010

G&A expense	510	431	371

Finance costs	276	278	276

Share-based payments expense (recovery)	(62)	(310)	212

(Gain) loss on held-for-trading financial instruments	93	210	(87)

Gain on disposals	(1,624)	(192)	(520)

Gain on revaluation of investment	(365)	–	–

Other income	83	78	107

Other expenses, net	125	161	72

G&A expense was higher due in part to new offices opened during 2011, increased external consulting costs, severance costs, IT costs and normal workforce cost inflation.

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities, less interest capitalized. Finance costs were relatively flat year-over-year as higher interest expense, due primarily to the completion in May 2012 of a $600 million offering of 5.5% 30-year notes, was offset by an increase in capitalized interest costs in 2012.

The share-based payments recovery for the year ended December 31, 2012 was $62 million, compared to a recovery of $310 million in 2011 due principally to changes in Talisman's share price.

Talisman recorded a loss on held-for-trading financial instruments of $93 million principally related to an increase in the Dated Brent price. See the 'Risk Management' section of this MD&A for further details concerning the Company's financial instruments.

The 2012 gain on disposals arose largely from the sale of non-core coal and oil and gas assets in North America and the Company's divestiture of a 49% equity interest in TEUK. Refer to the 'Asset Disposals' section of this MD&A. The gain in 2011 arose principally from the sale of a 50% working interest in the Farrell Creek and Cypress A assets to Sasol Limited (Sasol).

The $365 million gain on revaluation of investment in 2012 represents the fair value adjustment recorded upon restructuring of the Company's investment in Ocensa. Prior to the reorganization, the Company's interest in Ocensa was held through a joint venture and now Talisman has direct ownership of its shares and transportation rights in Ocensa.

Other income includes $46 million of pipeline and processing revenue in 2012 (2011 – $53 million; 2010 – $75 million).

In 2012, other expenses, net includes foreign exchange losses of $32 million, PP&E derecognition expense of $20 million, costs associated with the gas to liquids feasibility study and other miscellaneous expenses. Other expenses, net in 2011 included a $65 million allowance for a doubtful account.

TALISMAN ENERGY ANNUAL REPORT 2012       25

Income Taxes

(millions of $)	2012	2011	2010

Income (loss) before taxes	(174)	2,445	1,971

Less: PRT

Current	102	121	124

Deferred	(34)	52	(20)

Total PRT	68	173	104

	(242)	2,272	1,867

Income tax expense (recovery)

Current income tax	772	1,320	1,012

Deferred income tax	(1,146)	176	(90)

Income tax expense (recovery) (excluding PRT)	(374)	1,496	922

Effective income tax rate (%)	155%	66%	49%

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income. The effective tax rate was impacted by pre-tax losses of approximately $1.5 billion in the North Sea segment where tax rates are between 62% and 78% and pre-tax losses of approximately $0.8 billion in the North America segment where the rates are between 25% and 39%, partially offset by income of approximately $1.1 billion in the Southeast Asia segment where the rates range from 30% to 55%.

In addition to the jurisdictional mix of income, the effective tax rate was also impacted by:

•
The $860 million gain on the sale of a 49% equity interest in TEUK which was non-taxable.

•
The Company derecognized $429 million of deferred tax assets related to the Company's US operations because of a recent history of cumulative book losses.

•
The Company recorded deferred taxes of $137 million as a result of a legislative change in the UK in 2012 which restricted tax relief for decommissioning expenditures to a 50% tax rate from the UK tax rate of 62%.

•
The Company did not recognize tax benefits associated with impairments in Peru, the Kurdistan Region of Iraq, and Poland.

The Company's 2011 expected effective tax rate based on the mix of income and losses in various jurisdictions was 57%. The 2011 income tax expense of $1,496 million was different from the expected amount primarily as a result of a $225 million impact due to the UK rate change that was enacted in 2011. In March 2011, the UK government announced that, from March 24, 2011, the rate of supplementary charge levied on ring fence profits increased from 20% to 32%. A supplementary charge is levied on ring fence profits in addition to the ring fence corporation tax rate of 30%. Consequently, there is now a combined corporation tax and supplementary charge rate of 62% for oil and gas fields not subject to PRT and 81% with fields subject to PRT.

The reduction of $548 million in current taxes from $1,320 million in 2011 to $772 million in 2012 was primarily driven by lower revenues and higher operating costs in the North Sea segment.

The deferred tax recovery of $1,146 million in 2012 compared to the deferred tax expense of $176 million in 2011 was due principally to higher impairments in the North Sea segment and higher DD&A in 2012 versus 2011. The deferred tax recovery associated with the higher impairments and DD&A was offset by deferred tax expense on the gains associated with non-core asset disposals in Canada, the revaluation gain on the Company's investment in Ocensa and the derecognition of deferred tax assets in the US.

Capital Expenditures

(millions of $)	2012	2011	2010

North America	1,562	2,155	1,700

Southeast Asia	421	487	442

North Sea	1,173	1,205	1,117

Other	355	295	214

Exploration and development	3,511	4,142	3,473

Corporate, IS and Administrative	138	159	78

Acquisitions	160	1,319	1,530

Proceeds of dispositions	(964)	(569)	(2,273)

	2,845	5,051	2,808

26       TALISMAN ENERGY ANNUAL REPORT 2012

North America capital expenditures for the year were $1.6 billion, of which $1.4 billion related to development drilling, with the majority spent in the Eagle Ford, Marcellus, and Canadian conventional programs. The remaining capital was mainly invested in exploration drilling activities, largely in Canada.

In Southeast Asia, capital expenditures of $421 million included $362 million on development, with the majority spent on development in Vietnam and development drilling in Indonesia and Malaysia. The majority of the $59 million for exploration was spent on the drilling of exploration wells in Vietnam. In 2012, Talisman participated in 35 development wells, seven exploration wells and three appraisal wells.

In the North Sea, capital expenditures of $1.2 billion related primarily to development projects including Auk South, Auk North and Tweedsmuir in the UK, Yme in Norway and the Montrose area redevelopment in the UK. Included in the total $1.2 billion of capital expenditures was $86 million for exploration activity, the majority of which occurred in Norway. A total of seven development wells and three exploration wells were drilled during 2012.

Capital expenditures in other areas were $355 million, including $249 million on exploration activity in Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq. Talisman also spent $106 million on development in Colombia and Algeria. During the year, the Company participated in four exploration wells, two appraisal wells and five stratigraphic wells in Colombia, one exploration well in Peru, one exploration well in the Kurdistan Region of Iraq, two exploration wells in Poland, one exploration well in Sierra Leone and seven development wells in Algeria.

Information related to details and funding of the planned 2013 capital expenditures program is included in the 'Strategy and Outlook' section of this MD&A.

Asset Disposals

Sale of 49% Equity Interest in TEUK to Sinopec

On December 17, 2012, Talisman completed the sale of a 49% equity interest in TEUK, which owns substantially all of Talisman's UK assets, to Addax Petroleum UK Limited (APUK), an indirect wholly owned subsidiary of Sinopec, for cash consideration of $1.5 billion, based on an effective date of January 1, 2012. The $1.5 billion cash consideration is comprised of $1,349 million in cash ($1,467 million cash received net of $118 million cash disposed) and $33 million of working capital and other adjustments.

The transaction resulted in a non-taxable gain of $860 million, which is included in 'Gain on disposals' on the Consolidated Statements of Income. Talisman will continue to hold 51% of the joint venture company, with APUK holding the remaining 49%. TEUK has been renamed Talisman Sinopec Energy UK Limited (TSEUK). Since TSEUK is a jointly controlled entity, the Company is proportionately consolidating its interest within the North Sea segment for the period December 17, 2012 through December 31, 2012.

North America Dispositions

In 2012, Talisman completed sales of oil and gas producing assets in Western Canada for proceeds of $437 million, resulting in gains of $189 million, net of tax of $67 million.

In 2012, Talisman sold non-core coal assets in northeast British Columbia for cash consideration of $496 million after transaction costs. The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Asset Sales Completed in 2011

During 2011, Talisman completed a transaction creating a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Farrell Creek assets for approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $89 million, which is included in 'Gain on disposals' on the Consolidated Statements of Income.

Also in 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $113 million, which is included in 'Gain on disposals' on the Consolidated Statements of Income.

TALISMAN ENERGY ANNUAL REPORT 2012       27

Farm-Outs

In October 2012, the Company reached agreements to farm down its working interest in the Block SL04B-10 in Sierra Leone from 80% to 30%, including a reimbursement of past costs.

In February 2012, Talisman reached an agreement with Mitsubishi to farm-out interests in nine of the Company's licences in Papua New Guinea's onshore Western Province. The agreement has been approved by all partners and government approval was obtained in July 2012. This agreement is valued at approximately $280 million and is being paid in the form of a capital carry. Following the farm-out, the Company's equity position averages 40% in these nine licences.

Acquisitions

During the year ended December 31, 2012, Talisman completed an agreement with the Kurdistan Regional Government for a further investment of $50 million in the Kurdamir Block arising from the Company's decision to enter the next exploration sub-period of the licence.

The Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, acquiring ownership of a 60% working interest in the Kinabalu PSC as well as assuming operatorship on December 26, 2012. As consideration for receipt of the PSC interest, the Company paid to PETRONAS a financial commitment in the amount of $50 million in January 2013.

During 2011, Talisman completed the acquisition of a 49% interest in Equión for cash consideration of $785 million, of which $613 million was paid as a deposit in 2010. Since Equión is a jointly controlled entity, the Company is proportionately consolidating its interest, which is reported in the Other segment.

Also in 2011, the Company acquired undeveloped land in the Alberta Duvernay shale play for approximately $510 million and acquired undeveloped land in the Eagle Ford shale play for approximately $145 million. This is in addition to the Eagle Ford acreage acquired in 2010 for cash consideration of $910 million.

Reserves at December 31

Disclosure Requirements

As a Canadian public company, Talisman is subject to the oil and gas disclosure requirements of National Instrument 51-101 (NI 51-101) of the Canadian Securities Administrators. Information regarding the pricing assumptions used in the preparation of the estimates of NI 51-101 reserves is set forth in Schedule A of Talisman's AIF dated March 6, 2013.

Talisman's gross proved and probable reserves at December 31, 2012, compiled in accordance with NI 51-101 disclosure requirements using forecast prices, are estimated as follows:

Summary of working interest reserves on gross basis	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

Proved Developed Producing	125.6	35.0	1.9	1,026.1	1,689.6	49.4	664.6

Proved Developed Non-Producing	8.6	–	1.1	111.7	183.4	2.4	61.4

Proved Undeveloped	47.9	0.1	4.7	845.6	822.5	34.2	365.0

Proved	182.1	35.1	7.7	1,983.4	2,695.5	86.0	1,091.0

Probable	178.3	4.5	4.5	1,217.9	1,172.3	33.3	619.0

Total Proved Plus Probable	360.4	39.6	12.2	3,201.3	3,867.8	119.3	1,710.0

28       TALISMAN ENERGY ANNUAL REPORT 2012

Reconciliation of proved and probable reserves:

Continuity of working interest reserves on gross basis	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

At December 31, 2011	701.1	53.1	7.4	3,551.7	4,636.6	95.9	2,222.3

Discoveries	–	–	–	–	–	–	–

Additions and extensions	(68.6)	1.0	8.1	(340.1)	(116.2)	31.5	(104.3)

Acquisitions	10.1	–	–	–	11.9	–	12.0

Divestment	(206.6)	(11.0)	–	–	(194.9)	(4.0)	(254.4)

Technical revisions	(21.7)	1.3	(3.1)	107.3	(131.9)	3.4	(23.3)

Economic revisions	(7.1)	(0.2)	0.2	109.8	14.6	0.4	13.9

Production	(46.8)	(4.6)	(0.4)	(227.4)	(352.3)	(7.9)	(156.2)

At December 31, 2012	360.4	39.6	12.2	3,201.3	3,867.8	119.3	1,710.0

At the end of 2012, Talisman's proved plus probable reserves totalled 1.7 billion boe. The Company added (discoveries, extensions, and additions plus other revisions) approximately 31 mmboe of proved plus probable reserves (18 mmboe proved) in the liquids-rich Eagle Ford shale play, 26 mmboe proved plus probable reserves (19 mmboe proved) in the Montney shale, 11 mmboe proved plus probable reserves (five mmboe proved) in Wild River, Canada, and seven mmboe proved plus probable (nil proved) reserves in Corridor, Indonesia.

In the Marcellus dry gas shale play, capital spending has been reduced significantly, which led to negative reserve additions (discoveries, extensions, and additions plus other revisions) of approximately 38 mmboe of proved plus probable reserves (91 mmboe proved). These negative additions reflect uncertainty in the timing of development, not technical certainty.

In the North Sea, development of the Auk South and Yme projects have been deferred, resulting in negative additions (discoveries, extensions, and additions plus other revisions) of approximately 56 mmboe of proved plus probable reserves (44 mmboe proved). The negative additions in the North Sea also primarily reflect uncertainty in the timing of development, not technical certainty.

As part of the decision to focus the portfolio, Talisman announced it will exit Peru, with a reduction of approximately 21 mmboe of proved plus probable (nil proved) reserves.

Liquidity and Capital Resources

Talisman's debt at December 31, 2012 was $4.4 billion ($3.7 billion, net of cash and cash equivalents and bank indebtedness), down from $4.9 billion ($4.5 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2011.

During 2012, the Company generated $2.7 billion of cash provided by operating activities, incurred capital expenditures of $3.7 billion and acquisition expenditures of $109 million, and received proceeds of $964 million from the disposition of assets and proceeds of $1.3 billion from the reduction in its UK investment, net of cash disposed.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities and cash proceeds from the disposition of non-core assets, by drawing on the Company's credit facilities, issuing commercial paper, or issuing equity, long-term notes or debentures under the Company's shelf prospectuses.

In April 2012, the Company renewed the universal shelf prospectus under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to C$3.5 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units. The Company also renewed its medium term note shelf prospectus in Canada pursuant to which it may issue up to C$1 billion of medium term notes in Canada. Both shelf prospectuses remain valid over a 25 month period.

In May 2012, Talisman completed a $600 million offering of 5.5% unsecured notes due May 2042. Interest on the notes is payable semi-annually. The proceeds of $583 million, net of the discount and issuance costs, were used to repay commercial paper and bankers' acceptances.

At December 31, 2012, there were 8,000,000 Series 1 preferred shares outstanding. Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. During 2012, Talisman declared preferred share dividends of C$1.1011 per share (2011 – C$nil; 2010 – C$nil), including dividends for the full year of 2012 and a pro-rata amount from the date of issuance of the

TALISMAN ENERGY ANNUAL REPORT 2012       29

Series 1 preferred shares on December 13, 2011 until December 31, 2011, for an aggregate dividend of $9 million (2011 – $nil; 2010 – $nil).

The Company has an active hedging program that will partially protect 2013 cash flow from the effect of declining oil and gas prices. See the 'Risk Management' section of this MD&A for further information.

With the exception of the $8 million of debt presented as a current liability relating to the Company's participation in a series of Tangguh project financing facilities, Talisman has no significant debt maturities until 2014.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow (defined in accordance with the Company's debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, exploration expenditure and amounts attributable to assets subject to non-recourse debt), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance lease less non-recourse debt) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. Talisman's debt-to-cash flow was 1.41:1 at December 31, 2012 compared to 1.39:1 at December 31, 2011.

At December 31, 2012, Talisman has unsecured bank credit facilities of $4.1 billion, consisting of facilities of $3.9 billion (Facility No. 1) and $200 million (Facility No. 2), which are fully committed through November 2014. The maturity date of these facilities may be extended from time to time upon agreement between the Company and the respective lenders.

The Company established a US commercial paper program in November 2011. The authorized amount under this program is $1 billion. The amount available under the commercial paper program is limited to the availability of backup funds under the Company's bank credit facilities. The outstanding commercial paper was repaid in full during 2012.

Available borrowing capacity was $4.0 billion at December 31, 2012.

The Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. Letters of credit are issued by banks under these uncommitted facilities and most are renewed annually. At January 1, 2013, letters of credit totalling $2.1 billion had been issued under these facilities, of which $1.6 billion were provided as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which APUK acquired 49% of the share capital of TEUK, APUK's parent company, China Petrochemical Corporation, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with the Company's credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2012, approximately 91% of the Company's trade accounts receivable were current and the largest single counterparty exposure, accounting for 21% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value. At December 31, 2012, an allowance of $33 million, representing the Company's 51% share of the $65 million allowance recorded in TEUK in 2011, consisted of a balance due from a counterparty that had filed for bankruptcy.

Talisman's normal course issuer bid program expired on December 14, 2011. Talisman did not renew this program in 2012 and did not repurchase any common shares under its normal course issuer bid during the year ended December 31, 2011.

During 2012, Talisman declared common share dividends of $0.27 per share (2011 – $0.27 per share; 2010 – C$0.25 per share) for an aggregate dividend of $277 million (2011 – $277 million; 2010 – $249 million).

At December 31, 2012, there were 1,032,463,974 common shares outstanding, of which 7,014,244 were held in trust by the Company (see below) resulting in 1,025,449,730 common shares outstanding for accounting purposes. Subsequent to December 31, 2012, 1,313,810 shares were issued pursuant to the exercise of stock options, with 1,033,777,784 common shares outstanding at February 28, 2013, of which 7,014,244 were held in trust by the Company resulting in 1,026,763,540 common shares outstanding for accounting purposes.

30       TALISMAN ENERGY ANNUAL REPORT 2012

At December 31, 2012, there were 59,836,097 stock options, 6,795,106 cash units and 16,536,700 long-term performance share units (PSUs) outstanding. Subsequent to December 31, 2012, 117,270 stock options were granted, 1,313,810 were exercised for shares, 259,500 were surrendered for cash and 1,922,532 were forfeited or expired, with 56,457,525 outstanding at February 28, 2013. Subsequent to December 31, 2012, 57,007 cash units were granted, 143,306 were exercised and 191,104 were forfeited or expired, with 6,517,703 outstanding at February 28, 2013. Subsequent to December 31, 2012, 622,578 long-term PSUs were granted and 1,186,873 were forfeited or expired, with 15,972,405 outstanding at February 28, 2013.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust. During the year ended December 31, 2012, 2,022,000 common shares were purchased on the open market for $25 million and placed in a trust having an arm's-length third party trustee. Between January 1 and February 28, 2013, no further common shares were purchased on the open market.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 17 and 20 to the 2012 audited Consolidated Financial Statements.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2013 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $100/bbl, a NYMEX natural gas price of approximately $3.60/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.60.

(millions of $)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 10,000 bbls/d	75	190

Natural gas – 60 mmcf/d	10	50

Price changes(1)

Oil – $1.00/bbl	20	35

Natural gas (North America)(2) – $0.10/mcf	15	25

Exchange rate changes

US$/C$ decreased by US$0.01	(5)	(5)

US$/UK£ increased by US$0.02	–	5

1)
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the 'Risk Management' section of this MD&A, and note 22 to the Consolidated Financial Statements.

2)
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK, Norway, Vietnam and Colombia is not material. The majority of the natural gas price in Indonesia and Malaysia is based on the price of oil and, accordingly, has been included in the price sensitivity for oil except for that part which is sold at a fixed price.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's decommissioning liabilities, debt repayment obligations and significant commitments can be found in notes 15, 17, 18 and 23 to the 2012 audited Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the 'Risk Management' section of this MD&A.

TALISMAN ENERGY ANNUAL REPORT 2012       31

The following table includes the Company's gross long-term debt, decommissioning obligations, share-based payments, operating and finance leases, PP&E and E&E assets, commitments and other expected future payment commitments as at December 31, 2012 and estimated timing of such payments:

			Payments due by period(1),(2) (millions of $)

Commitments	Recognized in balance sheet	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Gross long-term debt	Yes – Liability	4,442	8	443	576	3,415

Decommissioning liabilities(3)	Yes – Partially accrued	4,074	49	160	220	3,645

Office leases	No	191	49	63	25	54

Vessel leases	No	571	125	109	183	154

Finance lease obligations	Yes – Partially accrued	97	18	36	28	15

Transportation and processing commitments(4)	No	2,348	329	536	544	939

PP&E and E&E assets(5)	No	850	413	360	77	–

Other service contracts	No	628	248	246	125	9

Share-based payments(6)	Yes – Liability	163	142	21	–	–

Total		13,364	1,381	1,974	1,778	8,231

1)
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.

2)
Payments denominated in foreign currencies have been translated at the December 31, 2012 exchange rate.

3)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

5)
PP&E and E&E assets include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

6)
The liability for share-based payments recognized on the balance sheet is based on the Company's year-end stock price or valued at the time of issuance based on the number of stock options, performance share units and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested stock options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2012.

Transactions with Related Parties

The compensation of key management personnel, consisting of the Company's directors and executive officers, is as follows:

(millions of $)	2012	2011	2010

Short-term benefits	15	15	14

Pension and other post-employment benefits	6	5	4

Termination benefits	15	4	–

Share-based payments(1)	13	11	15

	49	35	33

1)
The amount reported represents the cost to the Company of key management's participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.

There were no other significant transactions with related parties.

Risk Management

Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

32       TALISMAN ENERGY ANNUAL REPORT 2012

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(p) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2012, including their respective fair values, are detailed in note 22 to the Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2012, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl

Dated Brent oil index	Jan – Dec 2013	6,000	90.00/121.63

Dated Brent oil index	Jan – Dec 2013	10,000	90.00/101.91

Dated Brent oil index	Jan – Dec 2013	10,000	90.00/105.33

WTI	Jan – Dec 2013	10,000	85.00/104.05

Fixed price swaps (Oil)	Term	bbls/d	$/bbl

Dated Brent oil index	Jan – Dec 2013	7,500	110.01

Dated Brent oil index	Jan – Dec 2013	26,500	105.22

Dated Brent oil index	Jan – Mar 2014	9,000	103.12

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf

NYMEX	Jan – Dec 2013	47,468	3.16/4.67

NYMEX	Jan – Dec 2013	94,936	3.16/4.74

NYMEX	Jan – Dec 2013	94,936	3.69/4.86

NYMEX	Jan – Dec 2013	94,936	3.79/4.69

NYMEX	Jan – Dec 2014	94,936	4.21/4.71

Subsequent to December 31, 2012, the Company entered into a Dated Brent swap for the first quarter of 2014 of 1,000 bbls/d for $104.15/bbl, a Dated Brent swap for the first half of 2014 of 10,000 bbls/d for $103.06/bbl, a Dated Brent swap for the second half of 2014 of 9,000 bbls/d for $103.67/bbl, a WTI swap for 2014 of 2,500 bbls/d for $91.91/bbl and a NYMEX swap for 2014 of 85,443 mcf/d for $4.25/mcf.

Further details of contracts outstanding are presented in note 22 to the Consolidated Financial Statements.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under long-term sales agreements with PT Chevron Pacific Indonesia (Chevron), Gas Supply Pte. Ltd. (Gas Supply) and PT Perusahaan Gas Negara (Persero), Tbk (PGN). Under two sales agreements with Chevron, the majority of sales are priced at approximately 76% of the equivalent value of the Indonesia Crude Price for Duri crude oil. One of the agreements with Chevron is currently scheduled to expire in 2013 while the second agreement is due to expire in 2021. The minimum volume commitment under the second agreement is approximately 294 bcf over its remaining nine-year life.

Under the sales agreement with Gas Supply, sales to Singapore from Corridor are referenced to the spot price of high sulphur fuel oil in Singapore. The minimum volume commitment is approximately 197 bcf over the remaining 11-year life of the contract. Sales from Corridor to PGN for their markets in West Java are sold under a long-term contract with no associated transportation costs. The minimum volume commitment is approximately 523 bcf over the remaining 11-year life of the contract. Subsequent to December 31, 2012, an agreement has been reached with PGN to increase the contract price for the sale of Corridor gas under the PGN West Java Gas Sales Agreement. Under the new agreement, the gas price will increase in stages effective September 2012.

The balance of the gas production from Corridor is sold under medium to long-term agreements which vary in length from two to seven years and are generally at fixed prices with fixed annual escalation.

At Jambi Merang, the majority of gas production is sold under long-term agreements which contain fixed prices with fixed annual escalation and are in place until the current termination date of the PSC, which is February 2019.

TALISMAN ENERGY ANNUAL REPORT 2012       33

The Company is subject to volume delivery requirements for approximately 90 mmcf/d, at prices referenced to the Singapore high sulphur fuel oil spot market in relation to a long-term sales contract in Malaysia, currently scheduled to end in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet future delivery requirements.

Interest Rate Swap

In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

		Three months ended

(millions of $, unless otherwise stated)	Annual	Dec. 31	Sep. 30	Jun. 30	Mar. 31

2012

Total revenue and other income	7,312	1,606	1,722	1,869	2,115

Net income (loss)	132	376	(731)	196	291

Per common share ($)

Net income (loss)(1)	0.12	0.37	(0.71)	0.19	0.28

Diluted net income (loss)(2)	0.01	0.31	(0.71)	0.14	0.24

Daily average production

Oil and liquids from ongoing operations (mbbls/d)(3)	162	143	159	161	187

Natural gas from ongoing operations (mmcf/d)	1,582	1,498	1,533	1,642	1,652

From ongoing operations (mboe/d)	397	373	388	404	424

Assets sold (mboe/d)	29	19	27	31	38

Total (mboe/d)	426	392	415	435	462

2011

Total revenue and other income	8,272	2,082	1,956	2,234	2,000

Net income (loss)	776	(117)	521	698	(326)

Per common share ($)

Net income (loss)	0.76	(0.11)	0.51	0.68	(0.32)

Diluted net income (loss)(2)	0.38	(0.11)	0.24	0.50	(0.32)

Daily average production

Oil and liquids from ongoing operations (mbbls/d)(3)	178	180	161	175	197

Natural gas from ongoing operations (mmcf/d)	1,491	1,572	1,435	1,470	1,484

From ongoing operations (mboe/d)	383	403	364	376	391

Assets sold (mboe/d)	43	39	36	44	53

Total (mboe/d)	426	442	400	420	444

1)
In 2012, net income (loss) per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.

2)
Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.

3)
Includes oil volumes produced into inventory, and excludes oil volumes sold out of inventory, for the years ended December 31, 2012 and 2011 of 888 bbls/d and 673 bbls/d, respectively.

During the three-month period ended December 31, 2012, total revenue and other income decreased by $476 million over the same period in 2011 due principally to lower production volumes in the North Sea. Net loss of $117 million in the three-month period ended December 31, 2011 increased to net income of $376 million in the three-month period ended December 31, 2012 due principally to the gain on sale of a 49% equity interest in TEUK to Sinopec, the revaluation gain recorded upon restructuring the Company's investment in Ocensa, as well as a decrease in taxes and a decrease in loss on held-for-trading financial instruments, partially offset by the revenue variance and an increase in impairment expense and DD&A.

34       TALISMAN ENERGY ANNUAL REPORT 2012

Also, during the three-month period ended December 31, 2012, the Company:

•
Recorded total production of 392,000 boe/d, down 11% from 2011. Production from ongoing operations was down 7%;

•
Assumed operatorship of the Kinabalu PSC on December 26, 2012;

•
Closed a $1.5 billion sale of a 49% equity interest in TEUK to Sinopec;

•
Confirmed the presence of light oil in the Kurdamir-2 well in the Kurdistan Region of Iraq;

•
Recorded a $365 million revaluation gain upon restructuring of the Company's investment in Ocensa;

•
Recorded one-time DD&A charges of $165 million in the North Sea associated with the write-off of Auk reserves and $22 million related to the write-off of reserves in the Lynx Palliser area in Canada;

•
Recorded a $429 million charge to derecognize the US deferred tax assets; and

•
Recognized $581 million in asset impairment charges due principally to lower long-term gas price assumptions and reserves reduction in North America, reduced capital commitments for certain exploration and evaluation assets in Norway, and reduced reserves and higher future operating costs estimates for certain properties in the UK.

Strategy and Outlook

Talisman plans to improve total shareholder returns through more selective and disciplined allocation of capital, and better execution of day-to-day operations within a more focused portfolio. Achieving this goal, combined with a focus on short-term, high cash margin opportunities, is expected to increase cash flow per share. To achieve this, Talisman has set four key priorities:

•
Live within its means;

•
Focus its capital program;

•
Improve operational performance and reduce cost structure; and

•
Unlock net asset value of portfolio.

The 2013 capital focus has shifted to near-term, higher netback opportunities. Exploration activities are expected to be reduced significantly and will be directed primarily at proving up oil potential in Colombia, the Kurdistan Region of Iraq and Southeast Asia.

In 2013, Talisman plans to spend approximately $3.0 billion on exploration and development activities. The Company has some flexibility to adjust its capital spending to pursue opportunities and respond to a changing economic outlook. Indicative capital estimates across the Company's subsidiaries and jointly controlled entities, which are subject to change, are as follows:

(millions of $)	2013

North America	1,100

Colombia	250

Southeast Asia	650

North Sea	800

Rest of the World and Corporate	200

3,000

The Company intends to sell approximately $2 – 3 billion in non-core assets in the next 12 to 18 months.

Production for 2013 is expected to be between 375,000 – 395,000 boe/d, down from 426,000 boe/d in 2012, primarily as a result of disposals of approximately 25,000 boe/d through the UK joint venture and 4,000 boe/d of non-core assets in North America.

•
Liquids and international gas is expected to account for approximately 65% of 2013 volumes, an increase of 8% compared to 2012. Volumes are projected to increase in Southeast Asia, the Eagle Ford and Colombia.

•
North American natural gas production is expected to decline 20% in 2013, with very limited investment, focused on maintaining strategic land holdings.

TALISMAN ENERGY ANNUAL REPORT 2012       35

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's assessment as at December 31, 2012, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

Effective January 1, 2012, Talisman implemented a new integrated finance and supply chain application in its North American business and corporate function. The implementation of this new application was not in response to any deficiency in the Company's internal controls. The Company has assessed the impact of the application implementation and has made modifications to the control environment accordingly.

Except as disclosed above, there have been no other changes in Talisman's internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Talisman's disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is (a) accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure; and (b) reported within the time periods specified in the rules and forms of the SEC and the Canadian Securities Administrators.

Legal Proceedings

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area. The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General's own initiative. Subpoenas have been issued to a number of companies, including Talisman. The Company has been cooperating with the New York Attorney General in the investigation. No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

36       TALISMAN ENERGY ANNUAL REPORT 2012

Application of Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 3 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the Committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for PP&E, E&E assets, decommissioning liabilities, the recognition of assets acquired and liabilities assumed upon a business combination and goodwill. The rate at which the Company's assets are depleted, depreciated or otherwise written off and the decommissioning liabilities provided for, with the associated accretion expensed to the income statement, are subject to a number of estimates about future events, many of which are beyond management's control. Reserves recognition is central to much of an oil and gas company's accounting, as described below.

Reserves Recognition

Underpinning Talisman's estimates and judgments regarding oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being annual average commodity prices determined by the prices in effect on the first day of each month with a cost profile based on current operations (SEC requirements) or forecast prices and cost assumptions (NI 51-101 requirements). Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported assets, liabilities and net income through the DD&A of the Company's PP&E, impairments and the provision for decommissioning liabilities.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's AIF. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved and probable reserves and their related future net revenue, disclosed pursuant to NI 51-101 requirements.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's PP&E is amortized based on the unit of production method with other assets being depreciated on a straight-line basis over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are

TALISMAN ENERGY ANNUAL REPORT 2012       37

determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E. If a project no longer meets these criteria, it is tested for impairment and transferred back from PP&E to E&E assets.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned.

E&E assets are not subject to DD&A.

Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable; for example, changes in assumptions relating to future prices, future costs, reserves and contingent resources. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash-generating unit (CGU). If any such indication of impairment exists, an estimate of the CGU's recoverable amount is made. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding long-term commodity prices, discount rates, future capital expenditures requirements, reserves determination and life-of-field. Consideration is also given to recent market transactions for similar assets in assessing fair value. E&E assets are also tested for impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU's recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depreciation charge is adjusted in future periods to allocate the CGU's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

In estimating the possible impairment to PP&E, management estimates fair value based on market information, which consists of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange-quoted prices. Where reliable market information is not available, the recoverable amount was determined using cash flow projections that were based on a long-term view of commodity prices and a post-tax discount rate of 10%.

During the year, the Company recorded a net impairment of oil and gas assets of $2.7 billion (2011 – $226 million; 2010 – $301 million).

Goodwill Impairments

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments, except for locations within the Other segment, which are allocated to the relevant countries. Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed. No impairment of goodwill was recorded during the year.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred at acquisition date fair value. When the Company acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. The Company allocates the purchase price to identifiable assets and liabilities based on their fair value. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves.

Transaction costs include stamp duty, consulting fees (e.g. legal, accounting and valuation fees) and other integration costs and are expensed as incurred.

38       TALISMAN ENERGY ANNUAL REPORT 2012

Decommissioning Liabilities

Decommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate. At December 31, 2012, the net present value of the Company's decommissioning liability was $2.8 billion (2011 – $3.0 billion) and is recorded as a liability on the Company's balance sheet. In determining the net present value of the Company's decommissioning liability, management developed a number of possible remediation scenarios to which probabilities were assigned based on management's reasonable judgment. The undiscounted decommissioning obligations were estimated at $4.1 billion at December 31, 2012 (2011 – $5.0 billion), which is based on management's probability weighted estimate of costs and is in accordance with existing legislation and industry practice. The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity. The provision has been discounted using a weighted average credit-adjusted risk free rate of 2.3% (2011 – 3.1%), which excludes the impact of inflation.

In 2012, the sale of a 49% equity interest in TEUK resulted in a reduction of decommissioning liabilities having a net present value of $996 million.

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of incurring these costs. As an indication of possible future changes in estimated decommissioning liabilities, if all of the Company's decommissioning obligations could be deferred by one year, the net present value of the liabilities would decrease by approximately $55 million.

Income Taxes

Current tax is based on estimated taxable income and tax rates, which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity. The Company assesses the available positive and negative evidence of both an objective and subjective nature to estimate if sufficient future taxable income will be generated to realize the existing deferred tax assets.

The determination of the income tax provision is an inherently complex process, requiring management to interpret continually changing regulations and to make certain judgments. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the jurisdictions in which the Company operates around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible that such changes could be significant when compared with the Company's total unrecognized tax benefits. However, the amount of change cannot be quantified.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 3(n) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs.

Prior to January 1, 2011 in the UK and prior to January 1, 2010 in Canada and Norway, the Company's operations were translated from UK£, C$ and NOK, respectively, into US$ using the current rate method whereby assets and liabilities were translated at year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses arising on translation from UK£, C$ and NOK to US$ were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

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As a result of changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company's UK operation is more closely linked to the US$. Accordingly, effective January 1, 2011, this operation has been accounted for as a US$ functional currency entity. Following the change in the functional currency of the UK operation on January 1, 2011, the debt denominated in UK£ was no longer designated as a hedge of Talisman's net investment in the UK and, accordingly, foreign exchange gains and losses are recorded on the Consolidated Statements of Income. In conjunction with the Company's reduction of its net investment in its UK subsidiary in 2012, foreign currency translation adjustments of $23 million were reclassified out of accumulated comprehensive income into income.

The Company's operations in Canada and Norway are accounted for as US$ functional currency entities. As a result, foreign currency translation adjustments remain in accumulated other comprehensive income until Talisman reduces its net investment in its Canadian or Norwegian subsidiaries.

The remaining foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

Production Sharing Contract (PSC) Arrangements

A significant portion of the Company's operations outside North America and the North Sea are governed by PSCs. Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership with sales disclosed net of royalties. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 3(p) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheets. Gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Accounting Changes

Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the International Accounting Standards Board (IASB) are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted.

Effective January 1, 2013

•
IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1. The amendments to IAS 1 improve the quality of the presentation of other comprehensive income (OCI). The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and has no impact on the Company's financial position or performance;

40       TALISMAN ENERGY ANNUAL REPORT 2012

•
IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity's financial position. The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. The amendments affect disclosure only and will not impact the Company's financial position or performance;

•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard establishes a new control model that applies to all entities. This standard will have no significant impact on Talisman's financial results as all subsidiaries are 100% owned, the trust holding common shares has been consolidated since it is a special purpose entity controlled by the Company and all other results are from joint operations and ventures;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation. As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements. Upon adoption of this standard on January 1, 2013, the Company will be required to account for its investments in TSEUK and Equión using the equity method of accounting and requires retrospective application;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The impact on Talisman will be increased disclosure regarding its equity interest in TSEUK and Equión;

•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Talisman is currently assessing the impact that this standard will have on the financial position and performance. Based on the Company's analysis, this standard is expected to increase the financial statement disclosures, but is not expected to have a material impact on Talisman's financial position;

•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 will provide investors and other users of financial statements with a better understanding of an entity's obligations resulting from the provision of defined benefit plans and how those obligations will affect its financial position, financial performance and cash flow. Among other things, the amendment eliminates the option to defer the recognition of gains and losses, known as the 'corridor method', and will impact the net benefit expense as the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. As stated in the Company's accounting policies, actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in OCI and such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods. Therefore, the amendment which eliminates the 'corridor method' will have no impact on the Company's financial position or performance. The Company does not expect the net benefit expense to change significantly as a result of applying the rate used to discount the benefit obligation as the rate used for calculating the Company's expected return on plan assets. Any adjustment required to reflect the actual return on plan assets as compared to the expected return on assets will be recorded in OCI. The amended standard requires retrospective application;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. This standard is not expected to have an impact on Talisman's Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. This standard is not expected to have an impact on Talisman's Consolidated Financial Statements.

Effective Subsequent to 2013

•
IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32, Financial Instruments Presentation. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual

TALISMAN ENERGY ANNUAL REPORT 2012       41

  periods beginning on or after January 1, 2014 and require retrospective application. The Company is currently evaluating the impact of adopting this amended standard;

•
IFRS 9 Financial Instruments – as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but an amendment issued in December 2011 moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of this standard may have an effect on the classification and measurement of the Company's financial assets, but will not have an impact on classification and measurement of financial liabilities. The Company is currently evaluating the potential impacts and will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

Regulatory Developments

Dodd-Frank Act

In 2010, the US Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act or the Act) was signed into law. The Dodd-Frank Act provides for numerous new substantive requirements in areas such as the disclosure of payments made to foreign governments, rules regarding the use of credit ratings, and corporate governance and executive compensation reforms, among others, some of which apply to Talisman as a foreign private issuer. Talisman will continue to assess the effect on the Company of the Dodd-Frank Act and related rules. The SEC has yet to issue the rules relating to pay-for-performance, pay parity, hedging and executive compensation clawbacks.

In August 2012, the SEC adopted rules to implement Section 1504 of the Dodd-Frank Act. The rules require resource extraction issuers to disclose payments made to the US federal government or a foreign government (including a department, agent or instrumentality of a foreign government or a company owned by a foreign government) in their annual reports. A payment would be an amount that is not de minimus and that is paid to further the commercial development of oil, natural gas or minerals, including taxes, royalties, fees (including licence fees), bonuses, production entitlements or any other material benefits the SEC determines is part of commonly recognized revenue streams for resource extraction. These rules come into effect for year-end 2013, but only with respect to the period from October 1 to December 31, 2013. Thereafter, Talisman will be required to report annually.

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the important risks and other matters that could cause actual results of Talisman to differ materially from those presented and that could affect the trading price of the Company's outstanding securities. The risks described below may not be the only risks Talisman faces, as Talisman's business and operations may also be subject to risks that Talisman does not yet know of, or that Talisman currently believes are immaterial. If any of the events or circumstances described below actually occurs, Talisman's business, financial condition, results of operations or cash flow could be materially and adversely affected and the trading price of Talisman's securities could decline. The risks described below are interconnected, and more than one of these risks could materialize simultaneously or in short sequence if certain events or circumstances described below actually occur. The following risk factors should be read in conjunction with the other information contained herein and in the Consolidated Financial Statements and the related notes.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources, technological advances affecting energy production and consumption, and weather conditions. About 60% of the natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and prices of alternative sources of energy. The remaining 40% of natural gas prices realized by Talisman are from markets outside of North America, primarily in Southeast Asia. These other prices are typically determined by long-term contracts that are linked to international oil and/or oil prevalent prices. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, curtailment in production or unutilized long-term transportation commitments, all of which

42       TALISMAN ENERGY ANNUAL REPORT 2012

could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in the booking of lower oil and gas reserves net of royalties.

Moreover, changes in commodity prices may result in the Company making downward adjustments to the Company's estimated reserves. If this occurs, or if the Company's estimates of production or economic factors change, accounting rules may require the Company to impair, as a non-cash charge to earnings, the carrying value of the Company's oil and gas properties. The Company is required to perform impairment tests on oil and gas properties whenever events or changes in circumstances indicate that the carrying value of properties may not be recoverable. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of the Company's oil and gas properties, the carrying value may not be recoverable and, therefore, an impairment charge will be required to reduce the carrying value of the properties to their estimated fair value. The Company may incur impairment charges in the future, which could materially affect the Company's results of operations in the period incurred.

Exchange Rate Fluctuations

Results of operations are affected primarily by the exchange rates between the US$, the C$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices (including the Company's Consolidated Financial Statements, which are presented in US$), while the majority of Talisman's expenditures are denominated in US$, C$, UK£ and NOK. A change in the relative value of the US$ against the C$ or the UK£ would also result in an increase or decrease in Talisman's C$ or UK£ denominated debt, as expressed in US$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. In addition, the process requires future projections of reservoir performance and economic conditions; therefore, reserves estimates are inherently uncertain. Since all reserves estimates are, to some degree, uncertain, reserves classification attempts to qualify the degree of uncertainty involved.

Since the evaluation of reserves involves the evaluator's interpretation of available data and projections of price and other economic factors, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on estimated uncertainty, and the estimates of future net revenue or future net cash flows prepared by different evaluators or by the same evaluators at different times may vary substantially.

Each year, Talisman prepares evaluations of all of its reserves internally. Initial estimates of reserves are often based upon volumetric calculations and analogy to similar types of reservoirs, rather than actual well data and performance history. Estimates based on these methods generally are less certain than those based on actual performance. The Company may adjust its estimates and classification of reserves and future net revenues or cash flows based on results of exploration and development drilling and testing, additional performance history, prevailing oil and gas prices, and other factors, many of which are beyond the Company's control. As new information becomes available, subsequent evaluations of the same reserves may continue to have variations in the estimated reserves, some of which may be material. In addition, Talisman's actual production, taxes, and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find and develop, or acquire, additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, and Talisman is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves and, if production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year exploration and/or development portfolio may be compromised. See also 'Risk Factors – Volatility of Oil and Natural Gas Prices.' Continued failure to achieve anticipated reserve and resource addition targets may result in the Company's withdrawal from an area, which in turn may result in a writedown of any associated reserves and/or resources for that area.

Project Delivery

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors, many of which are beyond the Company's control. These factors include the level of direct control by Talisman since many of the projects in which Talisman is involved are not operated by Talisman, and timing and project management control are the responsibility of the operator. See also 'Risk Factors – Non-Operatorship and Partner

TALISMAN ENERGY ANNUAL REPORT 2012       43

Relations.' In particular, the majority of the Company's operations in Colombia are non-operated. In addition, for Talisman-operated projects, the global demand for project resources can impact the access to appropriately competent contractors and construction yards as well as to raw products, such as steel. Typical execution risks include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Subsurface challenges can also result in additional risk of cost and schedule overrun if conditions are not typical of historical experiences, such as in up-scaling shale operations from pilot to full field developments. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics. Talisman operates in challenging, environmentally hostile climates, such as Papua New Guinea, where logistical costs can be materially impacted by seasonal and occasionally unanticipated weather patterns. Contracts where work has been placed under a lump sum arrangement, for example with the Company's Yme project, are subject to additional challenges related to scheduling, reputation and relationship management with the Company's coventurers, as the contractor is wholly responsible for delivery of the facility.

Capital Allocation and Project Decisions

Talisman's long-term financial performance is sensitive to the capital allocation decisions taken and the underlying performance of the projects undertaken. In 2013, Talisman plans to spend approximately $3 billion in cash capital expenditures, the majority of which is to be allocated among Talisman's North America, Southeast Asia, North Sea and exploration portfolios. Capital allocation and project decisions are undertaken after assessing reserve and production projections, capital and operating cost estimates and applicable fiscal regimes that govern the respective government take from any project. All of these factors are evaluated against common commodity pricing assumptions and the relative risks of projects. These factors are used to establish a relative ranking of projects and capital allocation, which is then calibrated to ensure the debt and liquidity of the Company is not compromised. However, material changes to project outcomes, and deviation from forecasted assumptions such as production volumes and rates, realized commodity price, cost or tax and/or royalties, could have a material impact on the Company's cash flow and financial performance, as well as assessed impacts of impairments on Talisman's assets. Adverse economic and/or fiscal conditions could impact the prioritization of projects and capital allocation to these projects, which in turn could lead to adverse effects such as asset underinvestment, asset performance, impairments or land access expiries.

Uncertainties around some of Talisman's projects, including the Yme project, could result in changes to the Company's capital allocation or the $3 billion spend target being exceeded. The Company cannot be certain that funding, if needed, will be available to the extent required or on acceptable terms. To the extent that asset sales are necessary to fund capital requirements, Talisman's ability to sell assets is subject to market interest. If Talisman is unable to access funding when needed on acceptable terms, the Company may not be able to fully implement its business plans, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on Talisman's business, financial condition, cash flows, and results of operations. See also 'Risk Factors – Credit and Liquidity' and 'Risk Factors – Interest Rates.'

Operational Risks

Major Incident, Major Spill / Loss of Well Control

Oil and gas drilling and producing operations are subject to many risks, including the risk of fire, explosions, mechanical failure, pipe or well cement failure, well casing collapse, pressure or irregularities in formations, chemical and other spills, unauthorized access to hydrocarbons, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, vessel collision, structural failure, loss of buoyancy, storms or other adverse weather conditions and other occurrences. If any of these should occur, Talisman could incur legal defence costs and remedial costs and could suffer substantial losses due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, unplanned production outage, cleanup responsibilities, regulatory investigation and penalties, increased public interest in Talisman's operational performance and suspension of operations. The Company's horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Talisman maintains insurance that contemplates both first and third party exposures for Talisman's onshore and offshore operations globally. There is no assurance that this insurance will be adequate to cover all losses or exposures to liability. The Company believes that its coverage is aligned with customary industry practices and in amounts and at costs that Talisman believes to be prudent and commercially practicable. While Talisman believes these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, the Company's insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on the Company's financial position, results of operations and cash flows. The insurance coverage that the Company maintains may not be sufficient to cover every claim made against Talisman in the future. In addition, a major incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

44       TALISMAN ENERGY ANNUAL REPORT 2012

Talisman operates and drills wells in both mature producing areas such as the UK, Norway and North America and in several remote areas in multiple countries. In 2012, Talisman carried out drilling operations in the Kurdistan Region of Iraq, Papua New Guinea, Poland, Colombia, Peru and offshore Sierra Leone. The Company may seek new leases and/or drill in similar environments.

Health Hazards and Personal Safety Incidents

The employee and contractor personnel involved in exploration and production activities and operations of the Company, including, but not limited to, well fracturing are subject to many inherent health and safety risks and hazards, which could result in occupational illness or health issues, personal injury and loss of life, facility quarantine and/or facility and personnel evacuation. In particular, employees and contractors working in well fracturing operations are subject to the possibility of loss of containment. This could lead to exposure to the release of high pressure materials as well as collateral shrapnel from piping or vessels which could result in personal injury and loss of life.

Security Incident

Talisman's operations may be adversely affected by security-related incidents which are not within the control of the Company, such as war (external and internal conflicts) and remnants of war, sectarian violence, civil unrest or criminal acts in locations where Talisman operates. Security-related incidents may include allegations of human rights abuse associated with the provision of security to Talisman operations. In particular, the Company faces increased security risks in the Kurdistan Region of Iraq and Colombia within Talisman's current portfolio. A significant security incident could result in the deferral of or termination of Company activity within the impacted areas of operations, thus adversely impacting execution of the Company's business strategy (e.g., delaying exploration, causing a halt to production or forcing exit strategy processes), which could adversely affect Talisman's financial condition.

Regulatory Approvals and Changes to Laws and Regulations

Talisman's exploration and production operations are subject to extensive regulation at many levels of government, including municipal, state, provincial and federal governments, in the countries where Talisman operates and are subject to interruption or termination by governmental and regulatory authorities based on environmental or other considerations. Moreover, Talisman has incurred and will continue to incur costs in the Company's efforts to comply with the requirements of environmental, safety and other regulations. Further, the regulatory environment in the oil and gas industry could change in ways that Talisman cannot predict and that might substantially increase the Company's costs of compliance and, in turn, materially and adversely affect the Company's business, results of operations and financial condition.

Failure to comply with the applicable laws or regulations may result in significant increases in costs, fines or penalties and even shutdowns or losses of operating licences or criminal sanctions. If regulatory approvals or permits required for operations are delayed or not obtained, Talisman could experience delays or abandonment of projects, decreases in production and increases in costs. This could result in an inability of the Company to fully execute its strategy and adverse impacts on its financial condition. See also 'Risk Factors – Fiscal Stability' and 'Risk Factors – Socio-Political Risks.'

Changes to existing laws and regulations or new laws could have an adverse effect on Talisman's business by increasing costs, impacting development schedules, reducing revenue and cash flow from natural gas and oil sales, reducing liquidity or otherwise altering the way Talisman conducts business. There have been various proposals to enact new, or amend existing, laws and regulations relating to greenhouse gas (GHG) emissions, hydraulic fracturing (including associated additives, water use, induced seismicity, and disposal) and shale gas development generally. For example, in Colombia, the high level of oil and gas activity in the country has resulted in significant delays in the granting of the required environmental licences. These delays may result in reduced near-term production. In Quebec, delays in shale gas development are expected to continue as the Province completes a strategic environmental assessment on shale gas development. Indonesia dissolved its upstream oil and gas regulatory body, BP Migas, creating uncertainty for oil and gas producers. See also 'Risk Factors – Environmental Risks.'

Talisman continues to monitor and assess any new policies, legislation, regulations and treaties in the areas where the Company operates to determine the impact on Talisman's operations. Governmental organizations unilaterally control the timing, scope and effect of any currently proposed or future laws, regulations or treaties, and such enactments are subject to a myriad of factors, including political, monetary and social pressures. Talisman acknowledges that the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect the Company's business, results of operations and financial condition.

Fiscal Stability

Governments may amend or create new legislation that could impact the Company's operations and that could result in increased capital, operating and compliance costs. The UK could increase the ring fence taxes due to the change in the UK supplementary tax. Moreover, Talisman's operations are subject to various levels of taxation in the countries where the Company operates. Federal, provincial, and state income tax rates or incentive programs relating to the oil and gas industry in the jurisdictions where the Company operates may in the future be changed or interpreted in a manner that could materially affect the economic value of the respective assets. For example, the US Congress has been considering a revision of the immediate deduction currently available for drilling costs.

TALISMAN ENERGY ANNUAL REPORT 2012       45

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading 'Legal Proceedings' in this MD&A.

Environmental Risks

General

All phases of Talisman's oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries where Talisman does business. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with the Company's drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from the Company's operations. Talisman's business is subject to the trend toward increased rigour in regulatory compliance and civil or criminal liability for environmental matters in certain regions (e.g., Canada, the United States and the European Union). Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the assessment of administrative, civil and criminal penalties, the cancellation or suspension of regulatory permits, the imposition of investigatory or remedial obligations or the issuance of injunctions restricting or prohibiting certain activities. Under existing environmental laws and regulations, Talisman could be held strictly liable for the remediation of previously released materials or property contamination resulting from its operations, regardless of whether those operations were in compliance with all applicable laws at the time they were performed. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business. Increased stakeholder concerns and regulatory actions regarding shale gas development could lead to third party or governmental claims, and could adversely affect the Company's business and financial condition. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs will not have such an effect in the future.

Hydraulic Fracturing

Concern has been expressed over the potential environmental impact of hydraulic fracturing operations, including water aquifer contamination and other qualitative and quantitative effects on water resources as large quantities of water are used and injected fluids either remain underground or flow back to the surface to be collected, treated and disposed. Regulatory authorities in certain jurisdictions have announced initiatives in response to such concerns. Federal, provincial, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities, could result in increased costs, additional operating restrictions or delays, and adversely affect Talisman's production. Public perception of environmental risks associated with hydraulic fracturing can further increase pressure to adopt new laws, regulation or permitting requirements or lead to regulatory delays, legal proceedings and/or reputational impacts. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs, and third party or governmental claims. They could also increase the Company's costs of compliance and doing business as well as delay the development of hydrocarbon (natural gas and oil) resources from shale formations, which may not be commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

If legal restrictions are adopted in areas where Talisman is currently conducting or in the future plans to conduct operations, Talisman may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells. In addition, if hydraulic fracturing becomes more regulated, the Company's fracturing activities could become subject to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

Greenhouse Gas Emissions (GHG)

Talisman is subject to various GHG emissions-related legislation. Current GHG emissions legislation does not result in material compliance costs, but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g., UK, Norway, United States and Canada, notably Alberta and British Columbia) as well as in regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. Potential new or additional GHG legislation, and associated compliance costs, may have a material impact on the Company.

46       TALISMAN ENERGY ANNUAL REPORT 2012

Environmental and Decommissioning Liabilities

Talisman is involved in the operation and maintenance of facilities and infrastructure in difficult and challenging areas, including offshore, deepwater, jungle and desert environments. Despite Talisman's implementation of health, safety and environmental standards, there is a risk that accidents or regulatory noncompliance can occur, the outcomes of which, including remedial work or regulatory intervention, cannot be foreseen or planned for. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for decommissioning liabilities in its annual Consolidated Financial Statements in accordance with IFRS. Additional information regarding decommissioning liabilities is set forth in the notes to the annual Consolidated Financial Statements. The process of estimating decommissioning liabilities is complex and involves significant uncertainties concerning the timing of the decommissioning activity; legislative changes; technological advancement; regulatory, environmental and political changes; and the appropriate discount rate used in estimating the liability. Any change to these assumptions could result in a change to the decommissioning liabilities to which Talisman is subject. In Talisman's North Sea operations, changes in these assumptions would potentially have a significant impact on the Company's decommissioning liabilities because of the assessed size of these future costs. There can be no assurances that the cost estimates and decommissioning liabilities are materially correct and that the liabilities will occur when predicted. In addition, Talisman is often jointly and severally liable for the decommissioning costs associated with Talisman's various operations and could, therefore, be required to pay more than its net share.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability in the jurisdictions in which it operates, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy and/or related regulatory delays, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, a change in taxation policies, economic sanctions, the imposition of specific drilling obligations, the imposition of rules relating to development and abandonment of fields, jurisdictional boundary disputes, and currency controls. As a result of continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law, health, safety and environmental regulations, and other human rights-based litigation risk. Numerous countries in which the Company is active, including, but not limited to, the Kurdistan Region of Iraq, Colombia, Vietnam, Algeria, Sierra Leone and Papua New Guinea, have been subject to recent economic or political instability, disputes and social unrest, and military or rebel hostilities. The potential deterioration of socio-political security situations (i.e. political instability and/or disputes) poses increased risk, which may result in the cessation of operations as well as the delay in payment or exports; for example, in the Kurdistan Region of Iraq with respect to the negotiation of Iraq Federal Oil and Gas Law, and in Vietnam and Malaysia with respect to China's claim over disputed waters in the South China Sea. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability, social unrest, military hostilities or United Nations, US or other international sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition to its operations. For example, local community concerns in parts of Colombia, the Kurdistan Region of Iraq and Papua New Guinea could potentially result in development and production delays in those operations. There is also heightened public concern regarding hydraulic fracturing in parts of North America which could materially affect the Company's shale operations. In some circumstances, this risk of community opposition may be higher in areas where Talisman operates alongside indigenous communities who may have additional concerns regarding land ownership, usage or claim compensation.

Non-Operatorship and Partner Relations

Some of Talisman's projects are conducted in joint venture environments where Talisman has a limited ability to influence or control operations or future development, safety and environmental standards, and amount of capital expenditures. Companies which operate these properties may not necessarily share Talisman's health, safety and environmental standards or strategic or operational goals or approach to partner relationships, which may result in accidents, regulatory noncompliance, project delays or unexpected future costs, all of which may affect the viability of these projects and Talisman's standing in the external market.

Talisman is also dependent on other working interest co-participants of these projects to fund their contractual share of the capital expenditures. If these co-participants are unable to fund their contractual share of, or do not approve, the capital expenditures, the co-participants may seek to defer programs, resulting in strategic misalignments and a delay of a portion of development of Talisman's programs, or the co-participants may default such that projects may be delayed and/or Talisman may be partially or totally liable for their share.

TALISMAN ENERGY ANNUAL REPORT 2012       47

Some of Talisman's projects involve transition of operatorship as part of a joint venture arrangement, which requires a significant amount of effort and coordination. Successful handover of the operations to the partners is dependent on Talisman's ability to maintain equal governance and active involvement in the operations.

Attraction, Retention and Development of Personnel

Successful execution of the Company's plans is dependent on Talisman's ability to attract and retain talented personnel who have the skills necessary to deliver on the Company's strategy and maintain safe operations. This includes not only key talent at a senior level, but also individuals with the professional and technical skill sets critical for Talisman's business, particularly geologists, geophysicists, engineers and other specialists. As labour demand remains high and a greater percentage of the population reaches retirement age, retention concerns are also heightened. In North America, Talisman competes for talent in two very competitive markets – Calgary and Houston. If the Company is unable to attract and retain highly qualified petrotechnical people in these markets, its ability to deliver may be significantly compromised. In addition, in the North Sea, high project activity has compounded competition for labour, posing an increased retention risk. In Asia, energy demand driven by economic growth has resulted in higher levels of activity in the sector and created strong competition for skilled technical staff. National oil companies and joint venture activities may also impose requirements to develop their national talent, increase secondee assignments, and employ local nationals.

Egress and Gas & Liquids Buyers

As increasing volumes of natural gas and liquids are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such an event, there is a risk that the transportation of some of the Company's production may be restricted or delayed until pipeline connection or infrastructure additions are complete. In particular, Colombia's oil export infrastructure generally continues to operate close to or at capacity, pending capacity additions which are at various stages of approval and construction, including Phase 1 of the Bicentenario pipeline, which is due to come onstream later in 2013. While Talisman and Equión currently have access to sufficient capacity in the key Ocensa and Oleoducto de Colombia (ODC) pipelines allowing access to the Covenas terminal and international markets, as Talisman's production grows, the Company may not be able to secure sufficient upstream pipeline access into Ocensa. If Talisman is unable to negotiate access to additional pipeline capacity or to employ trucking as an alternative, Talisman's production may be restricted or delayed and/or netbacks may be reduced on a portion of Talisman's production. In the Eagle Ford play, Talisman has acquired sufficient access to infrastructure for both liquids and gas for the near and medium term (through January 2017); however, in the longer term, additional capacity and infrastructure will be required. However, in the event there are delays in the ongoing construction of new pipelines and processing projects in the Eagle Ford Play, Talisman's access to additional pipeline capacity could be delayed. Another associated risk will be the availability and diversity of contract and credit-enabled buyers depending upon the pipeline and infrastructure project with which Talisman obtains capacity to take the product to market. Should Talisman be unable to secure access to infrastructure and qualified buyers for its production, the Company could face reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Competitive Risk

The global oil and gas industry is highly competitive. Talisman faces significant competition and many of the Company's competitors have resources in excess of Talisman's available resources. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel, including, but not limited to, geologists, geophysicists, engineers and other specialists that enable the business. Many of Talisman's competitors have the ability to pay more for seismic and lease rights in crude oil and natural gas properties and exploratory prospects. They can define, evaluate, bid for and purchase a greater number of properties and prospects than Talisman's financial or human resources permit. If the Company is not successful in the competition for oil and gas reserves or in the marketing of production, Talisman's financial condition and results of operations may be adversely affected. Many of the Company's competitors have resources substantially greater than Talisman's and have established positions in countries in which Talisman may seek new entry and, as a consequence, the Company may be at a competitive disadvantage. Typically during times of high commodity prices or increased industry activity, drilling and operating costs will also increase. These competitive forces may also lead to an overall increase in costs, which could have a negative impact on the Company's financial results.

Credit and Liquidity

From time to time, the Company may finance capital expenditures in whole or in part with debt. The volatility of credit markets can result in market conditions that may restrict timely access and limit the Company's ability to secure and maintain cost-effective financing on acceptable terms and conditions. In addition, if any lender under Talisman's syndicated bank credit facility is unable to fund its commitment, the Company's liquidity will be reduced by an amount up to the aggregate amount of such lender's commitment. See also 'Risk Factors – Counterparty Credit Risk.' Talisman's financial performance and cash flow is highly sensitive to the prevailing prices of crude oil and natural gas, which fluctuate in response to a variety of factors beyond the Company's control. A

48       TALISMAN ENERGY ANNUAL REPORT 2012

substantial and extended decline in the prices of crude oil or natural gas could negatively impact the Company's liquidity and/or credit ratings, adversely affect the Company's ability to comply with covenants under denominated long-term notes and credit facilities, and/or affect the Company's ability to pay dividends. See also 'Risk Factors – Volatility of Oil and Natural Gas Prices.'

The credit rating agencies regularly evaluate the Company, and their ratings of the Company's securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. There can be no assurance that one or more of the Company's credit ratings will not be downgraded. A reduction in any of the Company's current investment-grade credit ratings to below investment-grade could adversely affect the cost of borrowing and/or access to sources of liquidity and capital, reduce the financing options available to the Company and increase the interest paid on its bank credit facilities. In addition, the Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. See also 'Risk Factors – Capital Allocation and Project Decisions.'

Interest Rates

The Company is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to reset risk associated with debt maturity. Most of the Company's debt is issued at fixed interest rates; therefore, the Company's main exposure to changes in interest rates would occur in respect of short-term investments or borrowings in the event that substantial cash balances are invested in or owed to the Company.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including suppliers and coventurers, counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. While the Company maintains a risk management system that limits exposures to any one counterparty, losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect Talisman's financial condition.

Hedging Activities

Talisman uses derivative instruments to hedge a portion of the Company's expected production so as to manage the impact of fluctuations in crude oil and natural gas prices on the Company's results of operations and cash flow. Fluctuations in crude oil and gas prices could have a material effect on the volatility of the Company's earnings. To the extent that Talisman engages in hedging activities to protect itself against commodity price declines, Talisman may be prevented from fully realizing the benefits of increases in crude oil and natural gas prices above the prices established by the Company's hedging contracts. See also 'Risk Factors – Volatility of Oil and Natural Gas Prices.' When considered appropriate, the Company may also use currency swaps to manage fluctuations in exchange rates and interest rate swaps to manage Talisman's exposure to interest rate changes through the Company's borrowings. See also 'Risk Factors – Exchange Rate Fluctuations' and 'Risk Factors – Interest Rates.'

Additionally, Talisman's hedging portfolio may expose it to financial losses in certain circumstances, such as the recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of the Company's natural gas and oil, exchange rate or interest rate derivative instruments can fluctuate significantly between periods.

Corruption

Talisman's operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. Despite the training and policies, it is possible that Talisman, or some of its employees or contractors, could be charged with bribery or corruption. If Talisman is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, Talisman could be subject to onerous penalties. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair Talisman's ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of Talisman from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

TALISMAN ENERGY ANNUAL REPORT 2012       49

Information Systems

Many of Talisman's business processes depend on the availability, capacity, reliability and security of the Company's information technology infrastructure (IT) and Talisman's ability to expand and continually update this infrastructure in response to the Company's changing needs. The Company's IT systems are increasingly concentrated and integrated in terms of geography, number of systems, and key contractors supporting the delivery of IT systems. The performance of Talisman's key suppliers is critical to ensure appropriate delivery of key services. Any failure to manage, expand and update the Company's information technology infrastructure, any failure in the extension or operation of this infrastructure, or any failure by the Company's key contractors in the performance of their services could materially and adversely harm Talisman's business.

The ability of the IT function to support Talisman's business in the event of a disaster such as fire, flood or loss/denial of any of the Company's DataCentres or major office locations and Talisman's ability to recover key systems from unexpected interruptions cannot be fully tested and there is a risk that if such an event actually occurs, the business continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a DataCentre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner.

In addition, the increasing risk of information security breaches, including more sophisticated attempts often referred to as advanced persistent threats, requires Talisman to continually improve its ability to detect and prevent such occurrences. Disruption of critical IT services, or breaches of information security, could have a negative effect on Talisman's operational performance and earnings, as well as on the Company's reputation.

50       TALISMAN ENERGY ANNUAL REPORT 2012

REPORT OF MANAGEMENT

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with International Financial Reporting Standards. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2012, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Harold N. Kvisle	L. Scott Thomson
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer
February 28, 2013

TALISMAN ENERGY ANNUAL REPORT 2012       51

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2012 and 2011 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for the three-year period ended December 31, 2012 and our report dated February 28, 2013 expressed an unqualified opinion thereon.

Chartered Accountants

Calgary, Canada
February 28, 2013

52       TALISMAN ENERGY ANNUAL REPORT 2012

INDEPENDENT AUDITORS' REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Talisman Energy Inc.

We have audited the accompanying Consolidated Financial Statements of Talisman Energy Inc., which comprise the Consolidated Balance Sheets as at December 31, 2012 and 2011 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for the three-year period ended December 31, 2012 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Talisman Energy Inc. as at December 31, 2012 and 2011 and its financial performance and cash flows for the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2013 expressed an unqualified opinion on Talisman Energy Inc.'s internal control over financial reporting.

Chartered Accountants

Calgary, Canada
February 28, 2013

TALISMAN ENERGY ANNUAL REPORT 2012       53

CONSOLIDATED BALANCE SHEETS

December 31 (millions of US$)	2012	2011

ASSETS
CURRENT

Cash and cash equivalents (note 28)	721	474

Accounts receivable (note 9)	1,210	1,550

Risk management (note 22)	48	42

Income and other taxes receivable	10	–

Inventories (note 10)	150	164

Prepaid expenses	23	24

	2,162	2,254

Other assets (note 11)	115	101

Investments (note 12)	747	395

Risk management (note 22)	26	24

Goodwill (note 8)	1,014	1,317

Property, plant and equipment (note 13)	13,005	15,909

Exploration and evaluation assets (note 13)	3,516	3,954

Deferred tax assets (note 26)	1,273	272

	19,696	21,972

TOTAL ASSETS	21,858	24,226

LIABILITIES
CURRENT

Bank indebtedness	–	60

Accounts payable and accrued liabilities	2,250	2,622

Risk management (note 22)	81	–

Income and other taxes payable	137	371

Current portion of long-term debt (note 17)	8	410

	2,476	3,463

Decommissioning liabilities (note 15)	2,743	2,982

Other long-term obligations (note 18)	313	346

Risk management (note 22)	1	–

Long-term debt (note 17)	4,434	4,485

Deferred tax liabilities (note 26)	1,981	2,932

	9,472	10,745

Contingencies and commitments (note 23)
SHAREHOLDERS' EQUITY

Common shares (note 20)	1,639	1,561

Preferred shares (note 20)	191	191

Contributed surplus	121	186

Retained earnings	7,148	7,292

Accumulated other comprehensive income (note 21)	811	788

	9,910	10,018

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	21,858	24,226

See accompanying notes.

On behalf of the Board:

Charles R. Williamson	William R. P. Dalton
Chairman of the Board	Director

54       TALISMAN ENERGY ANNUAL REPORT 2012

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31 (millions of US$)	2012	2011	2010

REVENUE

Sales	7,229	8,194	6,875

Other income (note 24)	83	78	107

Total revenue and other income	7,312	8,272	6,982

EXPENSES

Operating	2,452	2,190	1,890

Transportation	221	216	221

General and administrative	510	431	371

Depreciation, depletion and amortization (note 13)	2,501	1,949	1,788

Impairment (note 14)	2,744	226	301

Dry hole	269	241	113

Exploration	346	427	374

Finance costs (note 16)	276	278	276

Share-based payments expense (recovery) (note 20)	(62)	(310)	212

(Gain) loss on held-for-trading financial instruments (note 22)	93	210	(87)

Gain on disposals (note 4)	(1,624)	(192)	(520)

Gain on revaluation of investment (note 12)	(365)	–	–

Other, net (note 25)	125	161	72

Total expenses	7,486	5,827	5,011

Income (loss) before taxes	(174)	2,445	1,971

Income taxes (note 26)

Current income tax	874	1,441	1,136

Deferred income tax (recovery)	(1,180)	228	(110)

	(306)	1,669	1,026

Net income	132	776	945

Per common share (US$):

Net income	0.12	0.76	0.93

Diluted net income	0.01	0.38	0.93

Weighted average number of common shares outstanding (millions)

Basic (note 29)	1,025	1,023	1,018

Diluted (note 29)	1,033	1,038	1,018

See accompanying notes.

TALISMAN ENERGY ANNUAL REPORT 2012       55

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 (millions of US$)	2012	2011	2010

Net income	132	776	945

Foreign currency translation(1)	–	–	(408)

Actuarial gains (losses) relating to pension and other post-employment benefits(2)	10	(26)	(12)

Gains on derivatives designated as cash flow hedges

Gains arising during the year(3)	–	–	13

Gains recognized in net income(4)	–	–	(11)

	–	–	2

Other comprehensive income (loss)	10	(26)	(418)

Comprehensive income	142	750	527

1)
Includes net investment hedging gain of $nil (2011 – $nil; 2010 – $22 million)

2)
Net of tax of $26 million (2011 – $29 million; 2010 – $1 million)

3)
Net of tax of $nil (2011 – $nil; 2010 – $5 million)

4)
Net of tax of $nil (2011 – $nil; 2010 – $4 million)

See accompanying notes.

56       TALISMAN ENERGY ANNUAL REPORT 2012

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31 (millions of US$)	2012	2011	2010

COMMON SHARES

Balance at beginning of year	1,561	1,480	1,401

Issued on exercise of stock options	15	175	95

Shares purchased and held in trust for long-term PSU plan (note 20)	(25)	(94)	(81)

Shares released from trust for 2008 PSU plan (note 20)	–	–	65

Shares released from trust for long-term PSU plan (note 20)	88	–	–

Balance at end of year	1,639	1,561	1,480

PREFERRED SHARES

Balance at beginning of year	191	–	–

Issued (note 20)	–	191	–

Balance at end of year	191	191	–

CONTRIBUTED SURPLUS

Balance at beginning of year	186	108	117

Settlement of 2008 PSU plan (note 20)	–	–	(9)

Settlement of long-term PSU plan grant (note 20)	(88)	–	–

Share-based payments (note 20)	23	78	–

Balance at end of year	121	186	108

RETAINED EARNINGS

Balance at beginning of year	7,292	6,819	6,135

Net income	132	776	945

Actuarial gains (losses) transferred to retained earnings	10	(26)	(12)

Common share dividends (note 20)	(277)	(277)	(249)

Preferred share dividends (note 20)	(9)	–	–

Balance at end of year	7,148	7,292	6,819

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance at beginning of year	788	788	1,194

Other comprehensive income (loss)	10	(26)	(418)

Transfer of accumulated foreign currency loss to net income (note 4)	23	–	–

Actuarial (gains) losses transferred to retained earnings	(10)	26	12

Balance at end of year	811	788	788

See accompanying notes.

TALISMAN ENERGY ANNUAL REPORT 2012       57

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (millions of US$)	2012	2011	2010

OPERATING ACTIVITIES

Net income	132	776	945

Add: Finance costs (cash and non-cash) (note 16)	276	278	276

Dividends from equity investments	–	9	–

Items not involving cash (note 27)	2,433	2,124	1,556

	2,841	3,187	2,777

Changes in non-cash working capital (note 27)	(125)	(375)	367

Cash provided by operating activities	2,716	2,812	3,144

INVESTING ACTIVITIES
Capital expenditures

Exploration, development and other	(3,658)	(4,303)	(3,566)

Corporate acquisitions, net of cash acquired (note 6)	–	(156)	(183)

Property acquisitions (note 5 and note 6)	(109)	(737)	(1,340)

Proceeds of resource property dispositions (note 4)	964	527	2,194

Repayment of note receivable (note 22)	–	40	–

Acquisition deposit	–	18	(630)

Investments	(20)	54	–

Proceeds on reduction in UK investment, net of cash disposed (note 4)	1,349	–	–

Changes in non-cash working capital	8	18	274

Cash used in investing activities	(1,466)	(4,539)	(3,251)

FINANCING ACTIVITIES

Long-term debt repaid (note 17)	(1,807)	(313)	(10)

Long-term debt issued (note 17)	1,336	1,044	595

Common shares issued (note 20)	13	114	55

Common shares purchased (note 20)	(25)	(94)	(75)

Preferred shares issued (note 20)	–	191	–

Finance costs (cash)	(190)	(202)	(197)

Common share dividends (note 20)	(277)	(277)	(249)

Preferred share dividends (note 20)	(9)	–	–

Deferred credits and other	13	(9)	(2)

Changes in non-cash working capital	(6)	11	(1)

Cash (used in) provided by financing activities	(952)	465	116

Effect of translation on foreign currency cash and cash equivalents	9	23	51

Net increase (decrease) in cash and cash equivalents	307	(1,239)	60

Cash and cash equivalents net of bank indebtedness, beginning of year	414	1,653	1,593

Cash and cash equivalents net of bank indebtedness, end of year	721	414	1,653

Cash and cash equivalents (note 28)	721	474	1,655

Bank indebtedness	–	(60)	(2)

Cash and cash equivalents net of bank indebtedness, end of year	721	414	1,653

See accompanying notes.

58       TALISMAN ENERGY ANNUAL REPORT 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of US dollars, except as noted)

1. Corporate Information

Talisman Energy Inc. ('Talisman' or 'the Company') is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol 'TLM'. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The Consolidated Financial Statements as at and for the year ended December 31, 2012 were authorized for issuance by the Board of Directors on February 28, 2013.

2. Basis of Preparation

The Consolidated Financial Statements of Talisman Energy Inc. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Consolidated Financial Statements have been prepared on a going concern basis using the historical cost convention, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value.

The preparation of Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas of accounting that require a high degree of judgment or which are based upon significant estimates are disclosed in note 3(y).

3. Significant Accounting Policies

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries, being those companies over which the Company, either directly or indirectly, has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. The trust holding common shares, to settle the Company's obligation arising from its long-term performance share unit plan, is also consolidated since it is a special purpose entity controlled by the Company (note 20). All intercompany balances and transactions, including unrealized profits arising from such transactions, are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

b) Joint Ventures and Investments

A jointly controlled asset offers joint ownership by the venturers of the assets contributed to the joint venture, without the formation of a corporation, partnership or other entity.

A jointly controlled entity is a company, partnership or other entity in which each venturer has an interest and jointly controls the assets of the entity, earning its own income and incurring its own liabilities and expenses. Interests in jointly controlled entities are accounted for using proportionate consolidation. For transactions where Talisman contributes a subsidiary to a jointly controlled entity in exchange for an interest in a joint venture, and this contribution results in a loss of control in the subsidiary, Talisman restricts any gain arising on the contribution to the ownership interest held by the other party to the joint venture.

Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Interests in entities over which Talisman has significant influence, but not control or joint control, are accounted for using the equity method. Talisman's share of the income of equity investments is recorded in the Consolidated Statements of Income. Dividends from equity investments are included in cash provided by operating activities. Interests in entities over which Talisman does not have significant influence are accounted for as available-for-sale financial assets. Both equity investments and investments classified as available-for-sale assets are tested for possible impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable.

TALISMAN ENERGY ANNUAL REPORT 2012       59

c) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is the aggregate of the consideration transferred, measured at acquisition date fair value. Acquisition costs incurred are expensed. When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts acquired.

Contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration recorded as a financial asset or liability are recognized in net income in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed in business combinations. Goodwill is not amortized but is subject to impairment reviews annually, or more frequently as economic events dictate, as described in note 3(i).

Where goodwill forms part of an operating segment and part of the operation within that segment is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the segment retained.

d) Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The allowance for doubtful accounts is management's best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly.

e) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost comprises direct purchase costs, cost of production and taxes, and is determined using the first-in first-out method for product inventories and by the average cost method for materials and supplies. Net realizable value is determined by reference to prices existing at the balance sheet date less any costs expected to be incurred to completion and disposal.

f) Property, Plant and Equipment (PP&E)

PP&E, comprising oil and gas development and production properties and corporate assets, is stated at cost less accumulated depreciation, depletion and amortization and accumulated impairment losses.

Oil and gas development and production expenditure is generally accounted for using the principles of the successful efforts method of accounting. Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells is capitalized within PP&E.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning liability and capitalized borrowing costs for qualifying assets. The capitalized value of a finance lease is also included within PP&E.

Expenditure on turnarounds comprises the cost of replacement assets or parts of assets and inspection and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits will flow to the Company from the replacement, the expenditure is capitalized and the replaced part is derecognized. Inspection and overhaul costs relating to turnarounds, which generally occur annually, and all other repairs and maintenance costs are expensed when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in PP&E and depleted using the unit of production method.

Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset exchanged is reliably measurable. The cost of the acquired asset is measured at the fair value of the asset exchanged, unless the fair value of the asset received is more clearly evident. Where fair value is not used, the cost of the acquired asset is measured at the carrying amount of the asset exchanged. The gain or loss arising is recognized in net income.

The Company assesses at each reporting date whether there is an indication that its PP&E may be impaired or subject to impairment reversals. If any indication exists, the Company estimates the asset's recoverable amount using the methodology described in note 3(h).

60       TALISMAN ENERGY ANNUAL REPORT 2012

g) Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E (see note 3(h) for details of the impairment methodology). If a project no longer meets these criteria, it is tested for impairment and transferred back from PP&E to E&E assets.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned.

All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

For exchanges or parts of exchanges that involve principally E&E assets, the exchange is accounted for at the carrying amount of the asset exchanged.

h) Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, for example, changes in assumptions relating to future prices, future costs and reserves. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash-generating unit (CGU). If any such indication of impairment exists, an estimate of the CGU's recoverable amount is made. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding long-term commodity prices, discount rates, future capital expenditures requirements, reserves determination and life of field. In addition, the Company will consider market data related to recent transactions for similar assets. E&E assets are also tested for possible impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU's recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depletion charge is adjusted in future periods to allocate the CGU's revised carrying amount on a systematic basis over its remaining useful life.

i) Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may be impaired. The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments described in note 31, except for locations within the Other segment, which are generally grouped by country. Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment or country, as appropriate, to which the goodwill relates. Where the recoverable amount of the segment or country, as appropriate, is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed.

j) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Successful exploratory wells and development costs are depleted over proved developed reserves. Significant development costs incurred in connection with proved undeveloped reserves are excluded from depletion until the reserves are developed.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over total proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

TALISMAN ENERGY ANNUAL REPORT 2012       61

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5–33%, respectively. Gas plants and pipelines in the North Sea are depleted using the unit of production method based on the related fields.

k) Non-Current Assets Held for Sale

Non-current assets classified as held for sale and associated liabilities are measured at the lower of carrying amount and fair value less costs to sell, and are presented as current on the Consolidated Balance Sheets.

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

PP&E is not depreciated once classified as held for sale.

l) Decommissioning and Environmental Liabilities

Decommissioning liabilities are recognized when the Company has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the liability is recognized as part of the cost of the related PP&E or E&E asset.

Decommissioning liabilities are carried on the Consolidated Balance Sheet at their discounted present value, which is remeasured each reporting period in order to reflect the period end discount rate. The liabilities are calculated using a weighted average credit-adjusted risk free rate, and are accreted over time for the change in their present value, with this accretion expense included in finance costs on the Consolidated Statements of Income. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded decommissioning liability and the actual retirement costs incurred is recorded as a gain or loss.

The increase in capitalized costs is amortized to income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated decommissioning liabilities are capitalized and amortized over the remaining useful life of the underlying asset.

Liabilities for environmental costs are recognized when an obligation exists and the associated costs can be reliably estimated. Generally, the timing of recognition of these liabilities coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure. These estimates are included in decommissioning liabilities.

m) Finance Costs and Long-Term Debt

Finance costs include interest and other costs that Talisman incurs in connection with the borrowing of funds, as well as accretion expense relating to the Company's decommissioning liabilities.

Finance costs associated with major development projects are capitalized and included in the carrying amounts of the related assets until they are completed and ready for use. These costs are subsequently amortized to income with the related assets. The amount of borrowing costs capitalized for the period is determined by applying the weighted average interest rate applicable to appropriate borrowings outstanding during the period to the average amount of capitalized expenditure for the qualifying assets.

All other finance costs are recognized on the Consolidated Statements of Income in the period in which they are incurred.

The classification of debt instruments in the Consolidated Balance Sheets reflects contractual requirements and management's intent in respect of the refinancing of those instruments. In particular, the classification of bankers' acceptances, when outstanding, reflects management's intent to refinance a short-term obligation with a committed long-term facility with the same lender.

n) Foreign and Reporting Currency

Talisman's functional currency is the US$.

Prior to January 1, 2011 in the UK and prior to January 1, 2010 in Canada and Norway, the Company's operations were translated from UK£, C$ and NOK, respectively, into US$ using the current rate method whereby assets and liabilities were translated at

62       TALISMAN ENERGY ANNUAL REPORT 2012

year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses arising on translation from UK£, C$ and NOK to US$ were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

As a result of changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company's UK operation is more closely linked to the US$. Accordingly, effective January 1, 2011, this operation has been accounted for as a US$ functional currency entity. As a result, foreign currency translation adjustments remained in accumulated other comprehensive income until Talisman reduced its ownership in its UK subsidiary (note 4). Following the change in the functional currency of the UK operation on January 1, 2011, the debt denominated in UK£ was no longer designated as a hedge of Talisman's net investment in the UK and, accordingly, foreign exchange gains and losses are recorded on the Consolidated Statements of Income.

The Company's operations in Canada and Norway are accounted for as US$ functional currency entities. As a result, foreign currency translation adjustments remain in accumulated other comprehensive income until Talisman reduces its net investment in its Canadian or Norwegian subsidiaries.

Foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

o) Employee Benefit Plans

The cost of providing benefits under the Company's defined benefit pension plans and non-pension post-employment benefit plans is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and employee retirement ages. There is uncertainty relating to the assumptions used to calculate the net benefit expense and accrued benefit obligation, due to their long-term nature.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. The Company recognizes all actuarial gains and losses immediately in other comprehensive income (loss) and transfers them to retained earnings in the year recorded.

Payments to defined contribution plans are expensed as incurred, which is as the related service is rendered.

The pension benefits of key management personnel represent the attributable amount of the net benefit expense of the plans in which they participate.

p) Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading assets and liabilities, assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial assets and liabilities are recognized on the Consolidated Balance Sheets when the Company becomes a party to the contractual requirements of the instrument. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates.

Non-Hedge Financial Instruments

Held-for-trading financial assets and liabilities are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax. Financial assets held-to-maturity, loans and receivables and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as loans and receivables and are measured at carrying value, which approximates fair value, due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, certain other long-term obligations and current and long-term debt are classified as other financial liabilities. Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge. The financial derivative contracts outstanding at December 31, 2012 are disclosed in note 22.

TALISMAN ENERGY ANNUAL REPORT 2012       63

Derivatives embedded in other financial instruments and non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract. Contracts are assessed for embedded derivatives when the Company becomes a party to them, including at the date of a business combination. Embedded derivatives requiring separation are measured at fair value at each balance sheet date and any gains or losses arising from changes in fair value are recognized in net income.

Hedges

The Company may designate financial instruments as a hedging instrument for accounting purposes. Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and an expectation that the hedging relationship will be highly effective throughout its term. In addition, in the case of anticipated transactions, it must also be highly probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items. If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive income (loss) and recognized in net income concurrently with the anticipated transaction. If the forecast transaction is no longer expected to occur, the gain or loss on the hedge at that date is recognized immediately in net income. The Company had the following hedges during the periods covered by these Consolidated Financial Statements:

  Cash flow hedges – Until January 2011, when the cross-currency hedge and related debt were settled, the effective portion of changes in the fair value of financial instruments designated as cash flow hedges was recognized in other comprehensive income (loss), net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses were recovered from other comprehensive income (loss) and recognized in net income in the same period as the hedged item was realized.

  Net investment hedges – Until December 31, 2010, foreign exchange gains and losses on UK£ debt designated as a net investment hedge would have been recognized in other comprehensive income (loss). These gains and losses would have been recovered from other comprehensive income (loss) and recognized in net income if the net investment was reduced below the value of the debt. Since January 1, 2011, following the change in functional currency described in note 3(n), the debt denominated in UK£ is no longer designated as a hedge of the Company's net investment.

Own Use Exemption

Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company's expected purchase, sale or usage requirements fall within the exemption from IAS 32 and IAS 39, which is known as the 'own use' exemption. The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The Company's production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

q) Comprehensive Income and Equity

The Consolidated Statements of Comprehensive Income reflects net income and items of other comprehensive income (loss) which comprise changes in the fair value of financial instruments designated as cash flow hedges, to the extent they are effective, gains and losses recovered from other comprehensive income (loss) and recognized in net income, and actuarial gains and losses arising in relation to the Company's employee benefit plans. Until December 31, 2010, foreign currency translation gains or losses arising from the translation of the Company's foreign operations or reductions in the net investments therein and translation from the Company's functional currency to its presentation currency also gave rise to other comprehensive income (loss). See note 3(n) for more details.

r) Income Taxes

Income taxes comprise current tax, deferred tax and Petroleum Revenue Tax (PRT) and are recognized on the Consolidated Statements of Income except to the extent they relate to items recognized in other comprehensive income (loss) or directly in equity. PRT is treated as an income tax and deferred PRT is accounted for on a temporary difference basis.

Interest and penalties assessed by taxing authorities on any underpayment of income tax are accrued and classified as a component of income taxes on the Consolidated Statements of Income.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income taxes at the statutory tax rate in effect at the time of production.

64       TALISMAN ENERGY ANNUAL REPORT 2012

The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Current Tax

Current tax is based on estimated taxable income and tax rates which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred Tax

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity.

s) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and NGLs are recognized at the fair value of the consideration received or receivable when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil and natural gas sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil or natural gas production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks, and overliftings are recorded in accounts payable and accrued at the sales value. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and are not netted against revenue.

A significant portion of the Company's operations outside North America and the North Sea are governed by Production Sharing Contracts (PSCs). Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of state oil companies from production. Profit oil and gas is allocated to the host government and contract parties in accordance with their respective equity interests.

All taxes collected from customers that are remitted to governments are excluded from revenues.

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, natural gas and NGLs production and are recorded using rates in effect under the terms of contracts at the time of production.

Sales as reported represents the Company's share of revenues from the sale of crude oil, natural gas and NGLs and is presented after deduction of royalty payments to governments and other mineral interest owners.

t) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for at the commencement of the lease term as finance leases and recorded as PP&E at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments, together with an offsetting liability. Finance charges are allocated to each period so as to achieve a constant rate of interest on the remaining balance of the liability and are recognized in net income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

TALISMAN ENERGY ANNUAL REPORT 2012       65

u) Share-Based Payments

Talisman has stock option plans, cash unit plans, a performance share unit (PSU) plan, deferred share unit plans and restricted share unit plans, under which it receives services from employees and directors as consideration for cash payments or equity instruments of the Company. The long-term PSU plan must be settled in shares. The cash unit, deferred share unit and restricted share unit plans must be settled in cash. The stock option plans may be settled in cash at the option of the holder or the underlying share can be purchased.

Equity-Settled Awards

The Company uses the Black-Scholes pricing model to estimate the fair value of equity-settled awards.

For the PSU plans, the Company determines the fair value of the units on the date of grant and recognizes the fair value over the vesting period as share-based payments expense and contributed surplus.

Cash-Settled Awards

The Company uses the Black-Scholes pricing model to estimate the fair value of cash-settled awards. Fair value is established initially at the grant date and the obligation is revalued each reporting period until the awards are settled with any changes in the obligation recognized as share-based payments expense (recovery) on the Consolidated Statements of Income, except for the changes related to deferred share units, which are included in general and administrative expenses.

The stock option plans are classified as liability instruments and remeasured at their fair value at the end of each reporting period.

For plans having vesting conditions, the total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options and units that are expected to vest based on the vesting conditions and recognizes the impact of the revision to original estimates, if any, in net income.

v) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income less after-tax cumulative preferred share dividends by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The method the Company uses to determine the dilutive impact of stock options assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the period. In periods when a share-based payments recovery is reported, net income used in the dilution calculation is reduced by the amount of the recovery.

For stock options that may be settled in cash or shares at the employees' option, the more dilutive impact of cash settlement and equity settlement is used in calculating diluted net income per share regardless of how the stock option plan is accounted for. Stock options that are reported as cash-settled for accounting purposes may require an adjustment to the numerator in the diluted net income per share calculation for any changes in net income that would result if the stock options had been reported as equity instruments.

w) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and interest-bearing short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

For the purpose of the Consolidated Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of bank indebtedness.

x) Segmented Information

The Company's reporting segments are established on the basis of having similar economic characteristics and/or which are in similar geographic locations and those components of the Company that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Effective January 1, 2011, the composition of the Company's segments changed such that the activities in the UK and Norway are reported as a single North Sea segment since, in management's judgment, the assets in those locations share similar economic characteristics. Comparative period balances have been restated accordingly. See note 31 for disclosure of segmented information.

66       TALISMAN ENERGY ANNUAL REPORT 2012

y) Significant Accounting Judgments, Estimates and Assumptions

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods noted. Such estimates relate primarily to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

DD&A, the fair value of PP&E and E&E assets, amounts recognized for impairment charges and reversals and the recognition of assets acquired and liabilities assumed upon a business combination are impacted by estimates of oil and natural gas reserves, contingent resources, commodity prices, and capital and operating costs required to develop and produce those reserves. The Company also used a variety of market metrics, described in note 14, in assessing the fair value of the PP&E and E&E assets. By their nature, market metrics, estimates of reserves and resources and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material. The measurement of impairment charges and reversals is also dependent upon management's judgment in determining CGUs.

Inherent in the calculation of decommissioning liabilities are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the amount of decommissioning liabilities, a corresponding adjustment is made to the PP&E and/or E&E assets balance.

The values of pension assets and obligations and the amount of the net benefit expense charged to net income depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

The measurement of income tax expense, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes pricing model. These estimates depend on certain assumptions, including share price volatility, risk free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield which, by their nature, are subject to measurement uncertainty.

The designation of the Company's functional currency is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Provisions are recorded when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability.

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote. The evaluation of the likelihood of the contingent events requires management judgment as to the probability of exposure to potential loss.

z) Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the IASB are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted. The Company intends to adopt these standards, if applicable, when they become effective on January 1, 2013:

Effective January 1, 2013

•
IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1. The amendments to IAS 1 improve the quality of the presentation of other comprehensive income (OCI). The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and has no impact on the Company's financial position or performance;

TALISMAN ENERGY ANNUAL REPORT 2012       67

•
IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity's financial position. The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. The amendments affect disclosure only and will not impact the Company's financial position or performance;

•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard establishes a new control model that applies to all entities. This standard will have no significant impact on Talisman's financial results as all subsidiaries are 100% owned, the trust holding common shares has been consolidated since it is a special purpose entity controlled by the Company and all other results are from joint operations and ventures;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation. As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements. Upon adoption of this standard on January 1, 2013, the Company will be required to account for its investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión) using the equity method of accounting and requires retrospective application;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The impact on Talisman will be increased disclosure regarding its equity interest in TSEUK and Equión;

•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Talisman is currently assessing the impact that this standard will have on the financial position and performance. Based on the Company's analysis, this standard is expected to increase the financial statement disclosures, but is not expected to have a material impact on Talisman's financial position;

•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 will provide investors and other users of financial statements with a better understanding of an entity's obligations resulting from the provision of defined benefit plans and how those obligations will affect its financial position, financial performance and cash flow. Among other things, the amendment eliminates the option to defer the recognition of gains and losses, known as the 'corridor method', and will impact the net benefit expense as the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. As stated in the Company's accounting policies actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in OCI and such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods. Therefore, the amendment which eliminates the 'corridor method' will have no impact on the Company's financial position or performance. The Company does not expect the net benefit expense to change significantly as a result of applying the rate used to discount the benefit obligation as the rate used for calculating the Company's expected return on plan assets. Any adjustment required to reflect the actual return on plan assets as compared to the expected return on assets will be recorded in OCI. The amended standard requires retrospective application;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. This standard is not expected to have an impact on Talisman's Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. This standard is not expected to have an impact on Talisman's Consolidated Financial Statements.

Effective Subsequent to 2013

•
IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32, Financial Instruments Presentation. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual

68       TALISMAN ENERGY ANNUAL REPORT 2012

  periods beginning on or after January 1, 2014 and require retrospective application. The Company is currently evaluating the impact of adopting this amended standard;

•
IFRS 9 Financial Instruments – as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but an amendment issued in December 2011 moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of this standard may have an effect on the classification and measurement of the Company's financial assets, but will not have an impact on classification and measurement of financial liabilities. The Company is currently evaluating the potential impacts and will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

4. Disposals

Sale of 49% Equity Interest of Talisman Energy (UK) Limited to China Petrochemical Corporation (Sinopec)

On December 17, 2012, Talisman completed the sale of 49% of its equity interest in Talisman Energy (UK) Limited (TEUK), now renamed TSEUK, which owns substantially all of Talisman's UK assets, to Addax Petroleum UK Limited (APUK), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion based on an effective date of January 1, 2012. The $1.5 billion cash consideration is comprised of $1,349 million in cash ($1,467 million in cash received net of $118 million cash disposed) and $33 million of working capital and other adjustments.

The transaction resulted in a non-taxable gain of $860 million, which is included in the 'Gain on disposals' on the Consolidated Statements of Income. Talisman will continue to hold 51% of the joint venture company, with APUK holding the remaining 49%. Since TSEUK is a jointly controlled entity, the Company is proportionately consolidating its interest within the North Sea segment for the period December 17, 2012 through December 31, 2012. As a result of the transaction, $23 million of exchange losses previously accumulated in other comprehensive income were included in the 'Gain on disposals' on the Consolidated Statements of Income.

North America Dispositions

In 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in gains of $189 million, net of tax of $67 million.

In 2012, Talisman sold non-core coal assets in northeast British Columbia for cash consideration of $496 million after transaction costs. The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Asset Sales Completed in 2011

During 2011, Talisman completed a transaction creating a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Farrell Creek assets for approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $89 million, which is included in 'Gain on disposals' on the Consolidated Statements of Income.

Also in 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $113 million, which is included in 'Gain on disposals' on the Consolidated Statements of Income.

Asset Sales Completed in 2010

During the year ended December 31, 2010, Talisman completed the sale of oil and gas producing properties in North America with a carrying value of approximately $2 billion for aggregate proceeds of approximately $2.2 billion. The net investment in the Company's Canadian operations was reduced as a result of the transactions occurring in 2010 and, accordingly, $367 million of exchange gains previously accumulated in other comprehensive income were included in the gains of $520 million, which are included in 'Gain on disposals' on the Consolidated Statements of Income. Tax of $38 million was recorded in respect of these transactions.

During 2010, Talisman completed the sale of oil and gas producing assets in Tunisia (included in the Other segment) for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil. The operating results related to these assets held for sale were included in net income for the year ended December 31, 2010 and the loss was included in 'Gain on disposals' on the Consolidated Statements of Income.

TALISMAN ENERGY ANNUAL REPORT 2012       69

5. Property Acquisitions

During the year ended December 31, 2012, Talisman completed an agreement with the Kurdistan Regional Government for a further investment of $50 million in the Kurdamir Block arising from the Company's decision to enter the next exploration sub-period of the licence.

During the year ended December 31, 2011, the Company acquired additional undeveloped land in the Eagle Ford shale play for approximately $145 million and undeveloped land in the Alberta Duvernay shale play for approximately $510 million.

During the year ended December 31, 2010, the Company acquired undeveloped land in the Eagle Ford shale play for approximately $910 million and a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in the PL375 Beta discovery in Norway for $192 million.

6. Business Combinations

Kinabalu PSC

The Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, acquiring ownership of a 60% working interest in the Kinabalu PSC, as well as assuming operatorship on December 26, 2012. As consideration for receipt of the PSC interest, the Company paid to PETRONAS a financial commitment in the amount of $50 million in January 2013.

This acquisition, which builds on the Company's acreage position in Malaysia and is being reported in the Southeast Asia segment, was accounted for using the acquisition method. The fair values of the identifiable assets acquired and liabilities assumed by Talisman, after working capital and other adjustments, were preliminarily allocated as follows:

Fair value of share of net assets acquired

Property, plant and equipment	61

Exploration and evaluation assets	39

Decommissioning liability	(53)

Deferred tax liability	(19)

Total identifiable net assets at fair value	28

Goodwill arising on acquisition (note 8)	22

Total cost of acquisition	50

Satisfied by:

Cash paid in 2013	50

The goodwill arising on this acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes.

Revenue and net income from Kinabalu PSC did not have a material impact on the Company during 2012, since the effective date of transaction was December 26, 2012. It is impractical to disclose information of revenue or net income had the transaction closed on January 1, 2012, as reliable information is not readily available. The Company did not incur any transaction costs as part of the acquisition.

No contingent consideration or contingent liabilities arose from this transaction.

Equión

On January 24, 2011, Talisman, together with Ecopetrol, completed the acquisition of BP Exploration Company (Colombia) Limited, renamed Equión. Talisman acquired a 49% interest in Equión for cash consideration of $785 million. Since Equión is a jointly controlled entity, the Company is proportionately consolidating its interest, which is reported in the Other segment.

The recognition of assets acquired and liabilities assumed has been updated as a result of the completion of the Company's process to evaluate the acquired reserves, and reflects additional market-based information for certain acquired assets.

The assets acquired through this transaction include interests in producing properties and investments in companies having interests in oil and gas pipelines in Colombia.

70       TALISMAN ENERGY ANNUAL REPORT 2012

This acquisition, which builds on the Company's acreage position in Colombia, was accounted for using the acquisition method. The fair values of the identifiable assets acquired and liabilities assumed by Talisman, after working capital and other adjustments, were as follows:

Fair value of share of net assets acquired

Property, plant and equipment	559

Cash	16

Accounts receivable	81

Inventories	16

Investments	350

Indemnification asset	52

Accounts payable	(113)

Other current liabilities	(52)

Decommissioning liability	(25)

Provisions	(52)

Deferred tax liability	(209)

Total identifiable net assets at fair value	623

Goodwill arising on acquisition (note 8)	162

Total cost of acquisition	785

Satisfied by:

Cash deposit paid in 2010	613

Cash paid in 2011	172

Total cash paid	785

The fair value of the acquired accounts receivable approximates the carrying value due to their short-term nature. None of the accounts receivable were impaired and the full contractual amount was collected.

The goodwill arising on acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes.

From the date of acquisition, Equión contributed revenue of $287 million and net income of $110 million to the Company's Consolidated Statements of Income during the year ended December 31, 2011. Had the transaction closed on January 1, 2011, the incremental revenue and net income reported by Talisman would have been immaterial.

Transaction costs of $11 million were expensed in 2010 and included in other expenses on the Consolidated Statements of Income and shown as a component of cash provided by operating activities in the Consolidated Statements of Cash Flows.

As part of the purchase transaction, Talisman assumed provisions of $52 million for which the vendor has indemnified the Company. Accordingly, a non-current asset was recorded in the same amount.

No contingent consideration arose from this transaction.

Jambi Merang

On January 13, 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang PSC, for cash consideration of $183 million.

TALISMAN ENERGY ANNUAL REPORT 2012       71

This acquisition, which facilitates Talisman's strategy to increase its presence in Indonesia and is being reported in the Southeast Asia segment, was accounted for using the acquisition method. The fair values of the identifiable assets acquired and liabilities assumed by Talisman were as follows:

Fair value of net assets acquired

Property, plant and equipment	181

Accounts receivable	26

Other assets	13

Accounts payable	(20)

Other current liabilities	(17)

Deferred tax liability	(43)

Total identifiable net assets at fair value	140

Goodwill arising on acquisition (note 8)	43

Total cost of acquisition	183

Satisfied by:

Cash paid	183

The fair value of the acquired accounts receivable approximates the carrying value due to their short-term nature. None of the accounts receivable acquired were impaired and the full contractual amount was collected.

The goodwill recognized above is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes.

Revenue and net income from Jambi Merang did not have a material impact on the Company during 2010, since first production was achieved in April 2011.

Transaction costs of $1 million were expensed in 2010 and included in other expenses in the Consolidated Statements of Income and shown as a component of cash provided by operating activities in the Consolidated Statements of Cash Flows.

No contingent consideration or contingent liabilities arose from this transaction.

7. Jointly Controlled Entities

Talisman accounts for jointly controlled entities using proportionate consolidation. Summarized financial information for the Company's share in jointly controlled entities, comprising Equión (49%), Talisman Sasol Montney Partnership (50%) and TSEUK (51%), is as follows:

	Equión(2)		Talisman Sasol Montney Partnership(2)		TSEUK(2)		Total
December 31	2012	2011	2012	2011	2012	2011(1)	2012	2011

Current assets	272	237	75	130	259	–	606	367

Non-current assets	794	1,182	530	558	1,799	–	3,123	1,740

Total assets	1,066	1,419	605	688	2,058	–	3,729	2,107

Current liabilities	253	274	15	13	306	–	574	287

Non-current liabilities	372	253	4	7	1,952	–	2,328	260

Total liabilities	625	527	19	20	2,258	–	2,902	547

Years ended December 31	2012	2011	2012	2011	2012	2011	2012	2011

Total revenue and other income	403	287	58	34	58	–	519	321

Total expenses (including income taxes)	407	177	109	31	104	–	620	208

Net income (loss)	(4)	110	(51)	3	(46)	–	(101)	113

1)
No comparative information as TSEUK was only formed on December 17, 2012.

2)
Revenue and expense totals represent Talisman's interest in the activities incurred from the date Talisman became a party to the joint ventures.

As at and for the year ended December 31, 2012, the Company proportionately consolidated TSEUK and Equión. Upon adoption of IFRS 11 Joint Arrangements on January 1, 2013, the Company will be required to use the equity method of accounting for its investments in TSEUK and Equión. Talisman's interest in the Talisman Sasol Montney Partnership will be accounted for as a joint

72       TALISMAN ENERGY ANNUAL REPORT 2012

operation and continue to be proportionately consolidated as Talisman shares its interests in the partnership assets based on the Company's 50% ownership interest and is jointly and severally liable for the obligations of the partnership.

8. Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

Continuity of goodwill	2012	2011

Balance, beginning of year	1,317	1,164

Acquisitions	22	162

Disposals	(325)	(9)

Foreign currency translation	–	–

Balance, end of year	1,014	1,317

Goodwill has no tax basis.

9. Accounts Receivable

December 31	2012		2011

Trade receivables	1,243		1,617

Allowance for doubtful accounts	(33	)(1)	(67)

	1,210		1,550

1)
Allowance included 51% of allowance taken for UK doubtful accounts.

The fair value of accounts receivable approximates the carrying amount due to their short term to maturity. Trade receivables are non-interest bearing and are generally on 30-90 day terms.

At December 31, the analysis of trade receivables that were due or past due, but not impaired, was as follows:

			Past due but not impaired

	Total	Less than 90 days	91-120 days	> 120 days

2012	1,210	1,106	47	57

2011	1,550	1,483	12	55

10. Inventories

December 31	2012	2011

Materials and supplies	57	56

Product	93	108

	150	164

11. Other Assets

December 31	2012	2011

Accrued pension asset (note 30)	3	1

Decommissioning sinking fund (note 15)	50	38

Indemnification asset (note 6)	52	52

Other	10	10

Total	115	101

TALISMAN ENERGY ANNUAL REPORT 2012       73

12. Investments

December 31	2012	2011

Investment in Oleoducto Central S.A (Ocensa)	662	325

Other investments acquired pursuant to the Equión business combination	18	25

Investment in Transasia Pipeline Company Pvt. Ltd.	34	34

Other	33	11

	747	395

Investments comprise Talisman's interests accounted for using the equity method and as available-for-sale financial assets. The available-for-sale assets are recorded at the estimated fair values and are categorized as level 3 of the fair value hierarchy referred to in note 22.

The investment in Ocensa was acquired as part of the Equión business combination described in note 6. Ocensa has an interest in a pipeline in Colombia. From the date of acquisition until November 2012, the investment in Ocensa was held by Equión and was accounted for using the equity method. In November 2012, Talisman, together with Ecopetrol SA, completed a restructuring of Equión whereby the investment in Ocensa was distributed to the shareholders as a non-cash dividend. This distribution has been recorded at fair value and the difference between the fair value of the investment in Ocensa and the previous carrying amount has resulted in a pre-tax gain of $365 million ($245 million post-tax), which is included in 'Gain on revaluation of investment' on the Consolidated Statements of Income. In determining the value to be placed on Ocensa, Talisman considered recent market transactions and the value of the transportation cost savings as well as the value of excess transportation capacity in the Colombian markets.

At December 31, 2012, Ocensa is accounted for as an available-for-sale financial asset.

Three other investments were acquired pursuant to the Equión business combination, one of which is accounted for using the equity method and two using the cost method.

The investment in Transasia Pipeline Company Pvt. Ltd. is accounted for as an available-for-sale financial asset.

74       TALISMAN ENERGY ANNUAL REPORT 2012

13. Oil and Gas Assets

The cost and accumulated DD&A of the Company's PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

COST

At December 31, 2010	25,217	3,758	28,975

Acquisitions through business combinations (note 6)	559	–	559

Additions	3,491	1,527	5,018

Disposals and derecognition	(384)	(192)	(576)

Transfers from E&E assets to PP&E	654	(654)	–

Change in decommissioning liabilities	363	–	363

Expensed to dry hole	–	(241)	(241)

At December 31, 2011	29,900	4,198	34,098

Acquisitions through business combinations (note 6)	61	39	100

Additions	3,115	621	3,736

Disposals and derecognition	(759)	(43)	(802)

Transfers from E&E assets to PP&E	549	(549)	–

Transfers from PP&E to E&E assets	(1,751)	1,751	–

Change in decommissioning liabilities	648	45	693

Expensed to dry hole	–	(269)	(269)

Disposals – TEUK	(4,701)	(19)	(4,720)

At December 31, 2012	27,062	5,774	32,836

ACCUMULATED DD&A

At December 31, 2010	11,951	316	12,267

Charge for the year	1,949	–	1,949

Disposals and derecognition	(88)	(119)	(207)

Impairment losses	313	47	360

Impairment reversal	(134)	–	(134)

At December 31, 2011	13,991	244	14,235

Charge for the year	2,508	–	2,508

Disposals and derecognition	(551)	(24)	(575)

Impairment losses	2,280	464	2,744

Transfers from PP&E to E&E assets	(1,574)	1,574	–

Disposals – TEUK	(2,597)	–	(2,597)

At December 31, 2012	14,057	2,258	16,315

NET BOOK VALUE

At December 31, 2012	13,005	3,516	16,521

At December 31, 2011	15,909	3,954	19,863

At January 1, 2010	13,266	3,442	16,708

TALISMAN ENERGY ANNUAL REPORT 2012       75

The Company reclassified the cost of certain properties in the North Sea segment, net of impairment charges from the PP&E category to the E&E category as a result of previously sanctioned development plans being re-evaluated and the associated proved reserves being reclassified to probable and contingent resources.

Included in PP&E are capitalized interest costs of $233 million (2011 – $161 million) relating to projects under construction and development. During the year ended December 31, 2012, interest costs of $110 million (2011 – $85 million; 2010 – $81 million) were capitalized.

An incremental DD&A expense of $224 million was booked in the fourth quarter of 2012 to reflect reserves revisions, of which $187 million related to the elimination of proved reserves and full write-off of the book values of the associated fields. For 2011, the impact of adjusting the DD&A expense in the fourth quarter for reserves revisions was an incremental $24 million.

Non-Depleted Capital

PP&E and E&E assets include the following costs that were not subject to DD&A:

December 31	2012	2011

Undeveloped land

North America	2,060	2,240

Southeast Asia	304	304

Other	207	219

Acquired unproved reserve costs not associated with producing fields(1)

Southeast Asia	46	–

North Sea	204	224

Other	–	9

Exploration costs(2)

North America	19	130

Southeast Asia	176	194

North Sea	247	314

Other	253	320

E&E assets	3,516	3,954

Development projects(3)

North America	552	–

Southeast Asia	753	486

North Sea	240	1,714

Other	376	362

	5,437	6,516

1)
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.

2)
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans.

3)
Development projects are not depleted until the asset is substantially complete and ready for its intended use.

Costs relating to wells drilled prior to 2012 continue to be capitalized, since management's ongoing assessment includes further planned activity. The number of wells drilled prior to 2012 and related costs are as follows:

	Years	Number of wells(1)	Cost

Southeast Asia	2007 – 2011	24	141

North Sea	2007 – 2011	11	435

Other	2009 – 2011	31	243

		66	819

1)
No costs associated with North American wells drilled prior to 2012 continue to be capitalized as at December 31, 2012.

North Sea and other international wells relate to projects that are in the process of being evaluated, including the drilling of additional appraisal wells and the completion of additional seismic analysis. Some of these projects are in the final stages of project sanction.

76       TALISMAN ENERGY ANNUAL REPORT 2012

14. Impairment

Impairment of Assets

Years ended December 31	2012	2011	2010

Impairment losses

E&E assets	464	47	112

PP&E	2,280	313	189

	2,744	360	301

Impairment reversals

E&E assets	–	–	–

PP&E	–	134	–

	–	134	–

Net impairment	2,744	226	301

At December 31, 2012, the Company assessed the carrying amount of its oil and gas assets for indicators of impairment such as changes in future prices, future costs and reserves. The Company generally calculates the recoverable amount as the fair value less costs to sell using a discounted cash flow model. The discount rate is derived from the Company's post-tax weighted average cost of capital. Any country-specific risks are adjusted for within the cash flows. The rate to be applied is reassessed each year. The calculation is sensitive to the following assumptions which have been based on a long-term view of global oil and gas supply and demand as well as extensive industry experience:

•
Production volumes;

•
Discount rates;

•
Commodity prices;

•
Reserve and resource quantities;

•
Operating costs;

•
Royalty rates;

•
Future capital cost estimates;

•
Foreign exchange rates; and

•
Income taxes.

The following assumptions were used in developing the cash flow model and applied over the expected life of the respective fields within each cash-generating unit:

	2013	2014 and beyond

WTI ($/bbl)	90.00	88.63

Dated Brent ($/bbl)	100.00	95.36

Henry Hub natural gas ($/mmbtu)	3.60	4.88

AECO (C$/gj)	2.82	4.00

US$/C$	1.00	1.00

US$/UK£	1.60	1.60

Post-tax discount rate	10%	10%

In addition to discounted cash flows, the Company also considered a variety of market metrics in assessing fair value less cost to sell in certain areas. Market metric information was obtained from recent transactions involving similar assets. In determining the fair value of the Company's investment in shale properties, the Company considered the price per flowing barrel and the land values per undeveloped acre based on comparable transactions as well as contingent resource valuation from publicly available information.

TALISMAN ENERGY ANNUAL REPORT 2012       77

During 2012, the Company recorded impairment expense of $363 million in North America of which $194 million pre-tax ($138 million after-tax) relates to lower long-term gas price assumptions and reserves reduction in conventional areas, and impairment expense of $60 million pre-tax ($45 million after-tax) was recorded in respect of conventional assets disposed of in the third quarter. In addition, the Company concluded during the third quarter that it would not commit capital in the foreseeable future to exploration and evaluation activities in Quebec, where the prohibition regarding hydraulic fracturing for shale gas developments has been reaffirmed. Accordingly, the Company fully impaired its Quebec exploration and evaluation assets and recorded an impairment expense of $109 million pre-tax ($82 million after-tax).

Impairments of $2.1 billion were recorded for the North Sea, primarily related to the Yme project in Norway. In 2012, the Yme project experienced significant delays, quality issues and cost overruns and is subject to arbitration with the platform contractor. In the third quarter, Talisman made a decision to de-man the platform for safety related reasons and it has not been re-manned since. Given the uncertainty of the timing for first oil, Talisman removed Yme from its forward projections and recorded impairment losses of $1,475 million pre-tax ($373 million after-tax). At the end of the third quarter, this represented an impairment of the remaining book value of the property, plant and equipment of Yme, leaving a deferred tax asset of $521 million relating to the investment in the project. Capital expenditures incurred during the fourth quarter, capitalized interest and revised decommissioning liabilities totaling $99 million pre-tax ($28 million after-tax) were also impaired in full. Management continues to work with all stakeholders to evaluate project options.

During the year, the Rev field in Norway experienced a significant drop in reservoir pressure, resulting in a decline in production. As a result, the Company made a downward revision of its estimates of recoverable reserves and recorded an impairment expense of $250 million pre-tax ($55 million after-tax). During 2012, the Company also recorded an impairment expense of $74 million pre-tax ($17 million after-tax) in respect of other Norwegian exploration assets upon completion of the commercial feasibility studies of these assets. In addition, a revision to decommissioning cost estimates in Gyda resulted in the Company recording an impairment expense of $41 million pre-tax ($9 million after-tax).

In the UK, impairment expense of $158 million pre-tax ($66 million after-tax) was recorded in respect of certain development areas largely due to fourth quarter reserves revisions and increased future cost estimates.

In 2012, the Company decided to cease exploration activities in the Marañon Basin in northern Peru and exit the country. As a result, $171 million of impairment expense was recorded. The Company will fulfil its outstanding legal obligations as it exits Peru. In addition, impairment expense of $41 million was recorded during the year ended December 31, 2012, in respect of exploration and evaluation assets in Poland.

During the year ended December 31, 2012, the Company recorded $72 million of impairment related to exploration acreage being relinquished in the Kurdistan Region of Iraq.

During the year ended December 31, 2011, the Company recorded impairment of $129 million in North America due principally to reduced third party tariffs in the Company's midstream operations and lower conventional natural gas reserves. Impairments of $231 million in the North Sea were recorded in respect of oil and gas PP&E ($184 million) and E&E assets ($47 million). Of the $231 million, $102 million was as a result of a change in legislation announced by the UK government in March 2011 that raises the combined corporation tax and supplementary charge rate from 50% to 62% for oil and gas companies with fields not subject to PRT, and 75% to 81% with fields subject to PRT. See note 26 for further details. Additional impairment expense of $129 million in the North Sea arose due to a reduction in year-end reserves in a field in Norway.

Also during 2011, an impairment reversal of $134 million resulted from price increases and an increase in estimated reserves for oil and gas assets that were previously impaired in the North Sea and Southeast Asia.

During the year ended December 31, 2010, the Company recorded $301 million of impairments, of which $189 million related to PP&E and $112 million to E&E assets. In North America, natural gas assets of $92 million were written down due to the decline in natural gas price assumptions and $24 million of exploration acreage was relinquished. In the North Sea, oil and gas assets of $76 million and E&E assets of $23 million were written down due to a change in reserves estimates, a change in the estimated timing of cash flows and changes in investment decisions. In addition, $65 million of exploration acreage was relinquished. In Southeast Asia, $21 million was recorded relating to oil assets due to an increase in estimated future costs.

Impairment of Goodwill

As part of impairment testing, goodwill is allocated to the CGU or groups of CGU to which it relates. Goodwill was assessed for impairment as at December 31, 2012 using fair value less costs to sell. Fair value less costs to sell was estimated for each CGU, with allocated goodwill, based on the assumptions used in the asset impairment test.

No reasonably possible change in assumptions would cause goodwill to become impaired.

78       TALISMAN ENERGY ANNUAL REPORT 2012

15. Decommissioning Liabilities

Continuity of decommissioning liabilities	2012	2011

Balance, beginning of year	3,035	2,610

Liabilities incurred during the year	190	115

Liabilities settled during the year	(53)	(44)

Accretion expense (note 16)	85	76

Revisions in estimated cash flows	251	204

Change in discount rate	307	74

Disposals	(1,023)	–

Balance, end of year	2,792	3,035

Expected to be settled within one year	49	53

Expected to be settled in more than one year	2,743	2,982

	2,792	3,035

Revisions in estimated cash flows occurring in 2012 related to cost increases in the North Sea as well as cost increases and a revision of the expected timing of settlement of liabilities in North America. The liabilities incurred during the year related principally to new wells and facilities in the North Sea and Southeast Asia, as well as the addition of the decommissioning liabilities at Kinabalu.

The Company provides for the future cost of decommissioning oil and natural gas properties and facilities on a discounted basis. At December 31, 2012, the estimated undiscounted decommissioning liabilities associated with oil and gas properties and facilities were $4.1 billion (2011 – $5.0 billion). The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity. The provision has been discounted using a weighted average credit-adjusted risk free rate of 2.3% (2011 – 3.1%), which excludes the impact of inflation. Total accretion expense for the year ended December 31, 2012 of $85 million (2011 – $76 million) has been included in finance costs on the Consolidated Statements of Income.

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of the costs to be incurred.

The Company provided letters of credit at January 1, 2013 in an amount of $1.6 billion as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which APUK acquired 49% of the share capital of TEUK, APUK's parent company, Sinopec, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations.

The Company has established a decommissioning sinking fund of $50 million at December 31, 2012 (2011 – $38 million) that represents secured funding for its decommissioning obligations in Southeast Asia.

16. Finance Costs

Years ended December 31	2012	2011	2010

Interest on long-term debt	256	240	235

Miscellaneous interest expense and other fees	45	47	43

Accretion expense (note 15)	85	76	79

Less: interest capitalized	(110)	(85)	(81)

	276	278	276

The interest rate applied in determining the amount of interest capitalized in 2012 was approximately 6.1% (2011 – 6.1%; 2010 – 6.4%).

TALISMAN ENERGY ANNUAL REPORT 2012       79

17. Long-Term Debt

December 31	2012	2011

Bank Credit Facilities	–	648

Commercial Paper	–	402

Tangguh Project Financing	89	97

Debentures and Notes (Unsecured)(1)

8.25% notes (US$50 million), due 2014	50	50

5.125% notes (US$375 million), due 2015(2)	374	374

8.50% notes (US$150 million), due 2016	150	150

6.625% notes (UK£250 million), due 2017	404	385

7.75% notes (US$700 million), due 2019	695	694

3.75% notes (US$600 million), due 2021	593	592

7.25% debentures (US$300 million), due 2027	300	300

5.75% notes (US$125 million), due 2035	123	123

5.85% notes (US$500 million), due 2037	494	493

6.25% notes (US$600 million), due 2038	587	587

5.50% notes (US$600 million), due 2042	583	–

Gross debt(3)	4,442	4,895

Less: current portion	(8)	(410)

Long-term debt	4,434	4,485

1)
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes, which is payable annually, and interest on the 8.25% and 8.50% notes, which is payable quarterly.

2)
The interest rate on $300 million of these notes has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.43% (0.74% at December 31, 2011). See note 22 for details.

3)
Financing costs of $52 million and $41 million have been netted against the individual debt facilities as at December 31, 2012 and 2011, respectively.

Bank Credit Facilities and Commercial Paper

At December 31, 2012, Talisman had unsecured credit facilities totaling $4.1 billion, consisting of facilities of $3.9 billion (Facility No. 1) and $200 million (Facility No. 2). These facilities mature in November 2014, although the maturity date may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion. All facilities must be repaid on the maturity date.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1 billion are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. During 2012, the Company repaid the outstanding bankers' acceptance program in full.

The Company established a US commercial paper program in November 2011. The authorized amount under this program is $1 billion. The amount available under the commercial paper program is limited to the availability of backup funds under the Company's bank credit facilities. During 2012, the Commercial Paper program was repaid in full.

At December 31, 2012, available borrowing capacity under the bank credit facilities was $4 billion.

Tangguh Project Financing

In connection with the acquisition of its interest in the Tangguh LNG Project, Talisman became a participant in a series of project financing facilities, the Company's share of which is up to $105 million. Approximately $89 million was outstanding under these facilities at December 31, 2012 (2011 – $97 million), of which $8 million is due for repayment in 2013. The amount outstanding is secured by Talisman's interest in the Tangguh LNG Project, having a net book value of $245 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum and will mature in 2021.

Debentures and Notes

On May 15, 2012, Talisman completed a $600 million offering of 5.5% notes due May 15, 2042. Proceeds, net of the discount and issuance costs were $583 million. Interest on the notes is payable semi-annually. The notes are redeemable at the option of the Company at a make-whole premium. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.

80       TALISMAN ENERGY ANNUAL REPORT 2012

Other

The Company has a financing structure whereby subsidiaries have $1.3 billion drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year

2013	8

2014	59

2015	384

2016	161

2017	415

Subsequent to 2017	3,415

Gross debt	4,442

18. Other Long-Term Obligations

December 31	2012	2011

Accrued pension and other post-employment benefits liability (note 30)	129	163

Deferred credits	21	25

Long-term portion of discounted obligations under finance leases	55	66

Long-term portion of share-based payments liability (note 20)	21	14

Acquired provisions (note 6)	52	52

Other	35	26

	313	346

The fair value of financial liabilities included above approximates the carrying amount.

Finance Leases

The Company has entered into two leasing arrangements for the modification, refitting and use of Floating Storage Offloading (FSO) vessels for use in its operations. Elements of the leasing arrangements have been defined by the Company as finance leases. The imputed rates of interest on these leases, which expire in 2016 and 2019, are 6% and 10%, respectively. Of the total discounted liability of $73 million (2011 – $84 million), $18 million (2011 – $18 million) is included in accounts payable and accrued liabilities.

The future minimum lease payments for finance leases and the present value of minimum finance lease payments by payment date are as follows:

	2012		2011

	Minimum payments	Present value of payments	Minimum payments	Present value of payments

Within one year	18	18	18	18

After one year but not more than five years	63	46	68	51

More than five years	15	9	28	15

Total minimum lease payments	96	73	114	84

Less amounts representing accretion	(23)	–	(30)	–

Present value of minimum lease payments	73	73	84	84

TALISMAN ENERGY ANNUAL REPORT 2012       81

19. Capital Disclosures

Talisman's objective in managing capital is to retain access to capital markets, ensure its ability to meet all financial obligations and meet its operational and strategic objectives.

Talisman's capital structure consists of shareholders' equity and debt. The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt, controlling the amount it returns to shareholders and making adjustments to its capital expenditure program.

Talisman monitors its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow (defined below), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio at December 31, 2012 and 2011 was as follows:

	2012	2011

Debt	4,446	4,967

Cash flow	3,149	3,572

Debt-to-cash flow	1.41:1	1.39:1

The calculation of debt is as follows:

	2012	2011

Gross debt and bank indebtedness	4,442	4,955

Add: Production payments and finance leases	93	109

Less: Non-recourse debt	(89)	(97)

Debt	4,446	4,967

The calculation of cash flow is as follows:

	2012	2011

Cash provided by operating activities	2,716	2,812

Changes in non-cash operating working capital	125	375

Add: Exploration expenditure	346	427

Less: Amounts attributable to assets subject to non-recourse debt	(38)	(42)

Cash flow	3,149	3,572

Talisman is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter.

20. Share Capital and Share-Based Payments(1)

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

1)
Dollar amounts in share-based payments tables are provided in C$.

82       TALISMAN ENERGY ANNUAL REPORT 2012

Common Shares Issued

Continuity of common shares	2012		2011		2010

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,021,422,470	1,561	1,019,290,939	1,480	1,014,876,564	1,401

Issued on exercise of stock options	1,190,223	15	7,500,131	175	4,835,056	95

Shares purchased and held in trust for long-term PSU plan (see below)	(2,022,000)	(25)	(5,368,600)	(94)	(4,482,681)	(81)

Shares released from trust for 2008 PSU plan	–	–	–	–	4,062,000	65

Shares released from trust for long-term PSU plan	4,859,037	88	–	–	–	–

Balance, end of year	1,025,449,730	1,639	1,021,422,470	1,561	1,019,290,939	1,480

During 2012, Talisman declared common share dividends of $0.27 per share (2011 – $0.27 per share; 2010 – C$0.25 per share) for an aggregate dividend of $277 million (2011 – $277 million; 2010 – $249 million). Subsequent to December 31, 2012, 1,313,810 stock options were exercised for shares and no further common shares were purchased and held in trust for the long-term PSU plan. There were 1,026,763,540 common shares outstanding at February 28, 2013.

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders. Each common share carries with it the right to one vote. Subject to the rights of holders of other classes of shares who are entitled to receive dividends in priority to or rateably with the common shares, the Board of Directors may declare dividends on the common shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of common shares are entitled to participate rateably in any distribution of any assets of the Company.

Preferred Shares Issued

Continuity of preferred shares	2012		2011		2010

	Shares	Amount	Shares	Amount	Shares	Amount

Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:

Balance, beginning of year	8,000,000	191	–	–	–	–

Issued	–	–	8,000,000	191	–	–

Balance, end of year	8,000,000	191	8,000,000	191	–	–

On December 13, 2011, Talisman issued 8,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 at a price of C$25 per share for aggregate gross proceeds of C$200 million. Net proceeds, after deducting underwriting fees, were C$194 million ($191 million).

Holders of Series 1 preferred shares are entitled to receive a cumulative quarterly fixed dividend of 4.2% annually for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%.

The Company may redeem all or a portion of the outstanding Series 1 preferred shares for C$25 per share plus accrued and unpaid dividends, on December 31, 2016 and on December 31 every five years thereafter. Holders of Series 1 preferred shares will have the right to convert their shares into Cumulative Rate Reset First Preferred Shares, Series 2 (Series 2 preferred shares), subject to certain conditions, on December 31, 2016 and on December 31 every five years thereafter. Holders of Series 2 preferred shares will be entitled to receive cumulative quarterly floating rate dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.77%.

In the event of the liquidation, dissolution or winding up of the Company, the holders of Series 1 preferred shares will be entitled to receive C$25 per share together with all dividends accrued and unpaid to the date of payment before any amount will be paid or any assets of the Company distributed to the holders of any shares ranking junior to the Series 1 preferred shares. The holders of Series 1 preferred shares will not be entitled to share in any further distribution of the assets of the Company.

Holders of Series 1 preferred shares are not entitled to voting rights or to receive notice of or to attend shareholders' meetings unless dividends on the Series 1 preferred shares are in arrears to the extent of eight quarterly dividends, whether or not consecutive.

TALISMAN ENERGY ANNUAL REPORT 2012       83

During the year ended December 31, 2012, Talisman declared preferred share dividends of C$1.10 per share (2011 – C$nil; 2010 – C$nil), including dividends for the full year of 2012 and a pro-rata amount from the date of issuance of the Series 1 preferred shares on December 13, 2011 until December 31, 2011, for an aggregate dividend of $9 million (2011 – $nil; 2010 – $nil).

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price per share or to receive a cash payment equal to the appreciated value of the shares underlying the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006, options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

Continuity of stock options	2012		2011		2010

	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)

Outstanding, beginning of year	59,092,044	16.82	62,959,223	15.89	69,489,526	15.22

Granted	8,985,070	12.53	6,686,170	23.29	7,743,117	17.42

Exercised for common shares	(1,190,223)	9.03	(7,500,131)	14.54	(4,835,056)	11.75

Surrendered for cash	(192,712)	10.24	(642,889)	15.62	(6,254,804)	12.59

Expired or forfeited	(6,858,082)	17.22	(2,410,329)	17.40	(3,183,560)	17.81

Outstanding, end of year	59,836,097	16.28	59,092,044	16.82	62,959,223	15.89

Exercisable, end of year	41,565,657	16.00	39,242,566	16.33	35,790,358	15.59

Options available for future grants pursuant to Stock Option Plans	37,388,284		39,523,835		42,653,842

The range of exercise prices of the Company's outstanding stock options is as follows:

December 31, 2012		Outstanding options		Exercisable options

Range of exercise prices (C$)	Number of shares underlying options	Weighted average exercise price (C$)	Weighted average years to expiry	Number of shares underlying options	Weighted average exercise price (C$)

6.60 – 9.99	3,853,924	7.43	1	3,853,924	7.43

10.00 – 12.99	9,085,530	12.32	8	1,800,140	11.76

13.00 – 15.99	13,874,788	13.62	5	12,889,247	13.61

16.00 – 18.99	16,767,521	17.75	6	11,691,071	17.94

19.00 – 21.99	10,667,134	20.04	4	10,540,154	20.05

22.00 – 23.92	5,587,200	23.84	8	791,121	23.44

6.60 – 23.92	59,836,097	16.28	5	41,565,657	16.00

The fair value of the liability for the stock option plans at December 31, 2012 was $140 million (2011 – $209 million), of which $121 million (2011 – $196 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2012, 259,500 stock options were surrendered for cash, 1,313,810 were exercised for shares, 117,270 were granted and 1,922,532 were forfeited or expired, with 56,457,525 stock options outstanding at February 28, 2013.

84       TALISMAN ENERGY ANNUAL REPORT 2012

Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2007, cash units granted to new employees vest evenly on an annual basis over a three-year period. Cash unit exercise prices approximate the market price for the common shares on the date the options are granted.

Continuity of cash units	2012		2011		2010

	Number of units	Weighted average exercise price (C$)	Number of units	Weighted average exercise price (C$)	Number of units	Weighted average exercise price (C$)

Outstanding, beginning of year	9,461,164	17.35	10,112,792	16.64	10,078,102	16.42

Granted	2,703,360	12.38	1,547,670	22.34	1,170,920	17.38

Exercised	(100,576)	9.19	(1,636,458)	17.42	(826,175)	14.39

Expired or forfeited	(1,136,965)	16.62	(562,840)	18.33	(310,055)	17.49

Divested	(4,131,877)	16.54	–	–	–	–

Outstanding, end of year	6,795,106	16.06	9,461,164	17.35	10,112,792	16.64

Exercisable, end of year	3,974,245	16.40	6,234,650	16.90	6,180,730	16.83

The range of exercise prices of the Company's cash units is as follows:

December 31, 2012			Outstanding units	Exercisable units

Range of exercise prices (C$)	Number of units	Weighted average exercise price (C$)	Weighted average years to expiry	Number of units	Weighted average exercise price (C$)

6.60 – 9.99	407,507	7.71	1	407,507	7.71

10.00 – 12.99	1,634,270	12.27	9	57,675	10.78

13.00 – 15.99	1,434,922	13.80	5	1,142,762	13.71

16.00 – 18.99	1,209,480	17.66	6	849,083	17.84

19.00 – 21.99	1,470,527	20.00	4	1,455,232	20.00

22.00 – 24.47	638,400	24.09	8	61,986	23.78

6.60 – 24.47	6,795,106	16.06	6	3,974,245	16.40

The fair value of the liability for the cash unit plan at December 31, 2012 was $14 million (2011 – $28 million), of which $12 million (2011 – $27 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2012, 143,306 cash units were exercised, 57,007 were granted and 191,104 were forfeited or expired, with 6,517,703 cash units outstanding at February 28, 2013.

Long-Term Performance Share Unit (PSU) Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees, vesting after three years to varying degrees (0% – 150%) subject to predetermined performance measures being achieved. Each PSU represents the right, subject to performance, to receive one common share of the Company. Participants in the PSU plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as 'dividend equivalent PSUs').

Continuity of long-term PSU plan	2012	2011	2010

	Number of units	Number of units	Number of units

Outstanding, beginning of year	11,219,027	8,173,762	5,520,158

Granted	11,652,041	3,450,930	3,768,840

Expired or forfeited	(2,056,761)	(605,949)	(1,221,258)

Released	(4,672,151)	–	–

Dividend equivalent PSUs	394,544	200,284	106,022

Outstanding, end of year	16,536,700	11,219,027	8,173,762

TALISMAN ENERGY ANNUAL REPORT 2012       85

To satisfy the Company's obligations to deliver common shares to settle the PSUs, Talisman has arranged for a third party trustee to hold common shares which were purchased on the open market. During 2012, the Company purchased 2,022,000 common shares on the open market for $25 million. For accounting purposes, the cost of the purchase of the common shares held in trust has been accounted for as a reduction in outstanding common shares and the trust has been consolidated since it is a special purpose entity controlled by the Company. The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust. Additional purchases of common shares to satisfy the Company's obligations are contemplated.

The 2010 long-term PSU grant vested on December 31, 2012 and settlement is expected to occur during the first quarter of 2013. Based on the Company's performance relative to the predetermined performance measures, the Board of Directors approved the vesting of 90% of the PSUs granted.

Subsequent to December 31, 2012, 622,578 PSUs were granted and 1,186,873 were forfeited or expired with 15,972,405 outstanding at February 28, 2013. Between January 1 and February 28, 2013, no further common shares were purchased on the open market.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. At December 31, 2012, there were 565,751 (2011 – 394,655) units outstanding and the fair value of the liability was $6 million (2011 – $5 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Recovery of $1 million (2011 – $1 million recovery; 2010 – $3 million expense) related to the DSUs is recognized in general and administrative expenses on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plans

Talisman has RSU plans that grant RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as 'dividend equivalent RSUs'). Typically, RSUs granted under the plans are paid three years after the grant date. At December 31, 2012, there were 529,367 (2011 – 404,863) units outstanding (including dividend equivalent RSUs) and the fair value of the liability was $3 million (2011 – $2 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Share-Based Payments Expense

The Company uses the Black-Scholes option pricing model to estimate the fair value of equity-settled share-based payment plans, with the following assumptions:

	2012	2011	2010

Expected volatility	42%	45%	42%

Risk free interest rate	1.4%	1.3%	2.6%

Expected term (years)	5	5	5

Expected forfeiture rate	4.2%	3.5%	3.4%

Expected annual dividend yield	1.6%	1.2%	1.1%

The expected volatility is based on the historical volatility of the Company's common shares over a historical period that matches the expected term of the share-based payment plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the share-based payment plans. The expected term for each option tranche is estimated at the end of each reporting period. The expected dividend rate takes into account historical dividend payments and the Company's expectation for future payments.

During the year ended December 31, 2012, the Company recorded share-based payments recovery of $62 million (2011 – $310 million recovery; 2010 – $212 million expense) in respect of the plans described above as follows: stock options – $82 million recovery (2011 – $332 million recovery; 2010 – $146 million expense), cash units – $4 million recovery (2011 – $56 million recovery; 2010 – $18 million expense), 2008 PSU plan – $nil (2011 – $nil; 2010 – $3 million recovery), long-term PSU plan – $23 million expense (2011 – $78 million expense; 2010 – $51 million expense) and RSUs – $1 million expense (2011 – $nil; 2010 – $nil).

During the year ended December 31, 2012, the Company recorded a net decrease in contributed surplus of $65 million relating to its long-term PSU plan ($88 million related to settlement offset by expenses of $23 million), compared to a net increase of $78 million for the year ended December 31, 2011 which related to share-based payment expenses of the long-term PSU plan and a net decrease of $9 million for the year ended December 31, 2010 which related to the settlement of the 2008 PSU plan.

86       TALISMAN ENERGY ANNUAL REPORT 2012

During the year ended December 31, 2012, the Company paid cash of $2 million (2011 – $14 million; 2010 – $54 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company capitalized share-based payments expense of $15 million (2011 – $9 million; 2010 – $3 million).

Of the combined liability for cash-settled stock option, cash unit, DSU and RSU plans of $163 million (2011 – $244 million), $142 million (2011 – $230 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $21 million (2011 – $14 million) is included in other long-term obligations.

The total number of options and cash units expected to vest as at December 31, 2012 was 67 million, with a weighted average remaining contractual life of six years, a weighted average exercise price of $16.28 and an aggregate intrinsic value of $16 million.

21. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	2012	2011	2010

Balance, beginning of year

Derivative financial instruments designated as cash flow hedges	2	2	–

Foreign currency translation adjustments	786	786	1,194

	788	788	1,194

Other comprehensive income (loss) for the year

Derivative financial instruments designated as cash flow hedges

Gains arising during the year	–	–	13

Gains recognized in net income	–	–	(11)

Foreign currency translation adjustments	–	–	(408)

Transfer of accumulated foreign currency loss to net income (note 4)	23	–	–

Actuarial gains (losses) relating to pension and other post-employment benefits	10	(26)	(12)

	33	(26)	(418)

Actuarial (gains) losses transferred to retained earnings	(10)	26	12

Balance, end of year

Derivative financial instruments designated as cash flow hedges	2	2	2

Foreign currency translation adjustments	809	786	786

	811	788	788

22. Financial Instruments

Talisman's financial assets and liabilities at December 31, 2012 consisted of cash and cash equivalents, accounts receivable, non-equity accounted investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value. The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair values of private notes are based on estimations provided by third parties. The fair value of Talisman's floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of Talisman's long-term debt at December 31, 2012 was $5.2 billion (2011 – $5.1 billion), while the carrying value was $4.4 billion (2011 – $4.9 billion).

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of

TALISMAN ENERGY ANNUAL REPORT 2012       87

non-performance risk. The Company's non-performance risk is determined based on third party quotes for the Company's debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company's risk management liabilities decreased by $2 million as a result of incorporating non-performance risk. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;
•
Level 2 – inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and
•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument's fair value, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company's internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over the counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross-currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

The following table presents the Company's risk management assets and liabilities measured at fair value for each hierarchy level at December 31, 2012:

	Fair value measurements using

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

ASSETS

Interest rate swaps	–	32	–	32

LIABILITIES

Commodity contracts	–	40	–	40

The following table sets forth a reconciliation of changes in the fair value of the assets classified as level 3 in the fair value hierarchy during 2012:

	2012	2011

Balance, beginning of year	–	42

Realized and unrealized gains (losses)	–	(2)

Cash received	–	(40)

Balance, end of year	–	–

During the year ended December 31, 2011, a note receivable relating to a 2008 asset disposition and classified as level 3 in the fair value hierarchy was settled for $40 million and a deferred gain of $15 million was recognized, which is included in 'Gain on disposals' on the Consolidated Statements of Income. No other transfers in or out of level 3 occurred during 2012 or 2011.

Unobservable inputs utilized to determine the fair value of the note receivable included the weighted average cost of capital and volatility of the common shares of the counterparty.

88       TALISMAN ENERGY ANNUAL REPORT 2012

Risk Management Assets, Liabilities, Gains and Losses

Derivative instrument	Balance sheet presentation	2012	2011

Interest rate swaps	Current assets	13	12

Interest rate swaps	Non-current assets	19	24

Cross-currency swaps	Current assets	–	–

Commodity contracts	Current assets	35	30

Commodity contracts	Non-current assets	7	–

Risk management assets		74	66

Commodity contracts	Current liabilities	81	–

Commodity contracts	Non-current liabilities	1	–

Risk management liabilities		82	–

During the year ended December 31, 2012, the Company recorded a loss on held-for-trading financial instruments of $93 million (2011 – $210 million loss; 2010 – $87 million gain).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman's primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currencies. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

Prior to 2011, the Company designated loans denominated in UK£ as an effective net investment hedge of its UK operations. During the year ended December 31, 2010, losses of $14 million were included in other comprehensive loss. These losses are attributable to the translation of Talisman's UK£250 million denominated debt. Following a change in the functional currency of the UK operations on January 1, 2011, foreign exchange gains of $2 million were recorded as a reduction of other expenses during the year ended December 31, 2011. In 2012, as a result of the sale of 49% equity interest of TEUK to Sinopec, $23 million of exchange losses previously accumulated in other comprehensive income were included in the 'Gain on disposals' on the Consolidated Statements of Income (note 4).

In respect of financial instruments existing at December 31, 2012, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $5 million in net income and a $nil impact on other comprehensive loss during the year ended December 31, 2012. A similar weakening of the US$ would have had the opposite impact.

In conjunction with the issuance of the C$350 million 4.44% medium term notes in January 2006, the Company entered into a cross-currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company was effectively paying interest semi-annually in US$ at a rate of 5.054% on a notional amount of $304 million. The cross-currency swap was designated as a cash flow hedge. The notes were repaid in January 2011 and the hedge was settled.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing at floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At December 31, 2012, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. During the year ended December 31, 2012, the fair value of the fixed-to-floating interest rate swaps decreased by $4 million.

In respect of financial instruments existing at December 31, 2012, a 1% increase in interest rates would have resulted in a $5 million decrease in net income and a $nil impact on other comprehensive income during the year ended December 31, 2012.

TALISMAN ENERGY ANNUAL REPORT 2012       89

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be obtained from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2012 included $135 million of letters of credit. At December 31, 2012, an allowance of $33 million, representing the Company's 51% share of the $65 million allowance recorded in TEUK in 2011, consisted of a balance due from a counterparty that had filed for bankruptcy.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2012, approximately 91% of the Company's trade accounts receivable was current and the largest single counterparty exposure, accounting for 21% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $4.1 billion that are fully committed through 2014. At December 31, 2012, $nil of commercial paper and $nil in the form of bankers' acceptances was drawn and $91 million was supporting letters of credit. Available borrowing capacity was $4 billion at December 31, 2012.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. At January 1, 2013, letters of credit totaling $2.1 billion had been issued under these facilities, of which $1.6 billion were provided as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which APUK acquired 49% of the share capital of TEUK, APUK's parent company, Sinopec, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

The Company has no significant debt maturities until 2014.

Except for commodity price derivative contracts that mature as noted below, long-term debt that matures as outlined in note 17 and other long-term obligations detailed in note 18, all of the Company's financial liabilities are due within one year.

90       TALISMAN ENERGY ANNUAL REPORT 2012

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts outstanding at December 31, 2012, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl	Fair value asset (liability)

Dated Brent oil index	Jan – Dec 2013	6,000	90.00/121.63	–

Dated Brent oil index	Jan – Dec 2013	10,000	90.00/101.91	(30)

Dated Brent oil index	Jan – Dec 2013	10,000	90.00/105.33	(23)

WTI	Jan – Dec 2013	10,000	85.00/104.05	3

				(50)

Fixed price swaps (Oil)	Term	bbls/d	$/bbl	Fair value asset (liability)

Dated Brent oil index	Jan – Dec 2013	7,500	110.01	6

Dated Brent oil index	Jan – Dec 2013	26,500	105.22	(25)

Dated Brent oil index	Jan – Mar 2014	9,000	103.12	(1)

				(20)

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf	Fair value asset

NYMEX HH LD	Jan – Dec 2013	47,468	3.16/4.67	1

NYMEX HH LD	Jan – Dec 2013	94,936	3.16/4.74	1

NYMEX HH LD	Jan – Dec 2013	94,936	3.69/4.86	10

NYMEX HH LD	Jan – Dec 2013	94,936	3.79/4.69	11

NYMEX HH LD	Jan – Dec 2014	94,936	4.21/4.71	7

				30

Subsequent to December 31, 2012, the Company entered into a Dated Brent swap for the first quarter of 2014 of 1,000 bbls/d for $104.15/bbl, a Dated Brent swap for the first half of 2014 of 10,000 bbls/d for $103.06/bbl, a Dated Brent swap for the second half of 2014 of 9,000 bbls/d for $103.67/bbl, a WTI swap for 2014 of 2,500 bbls/d for $91.91 and a NYMEX swap for 2014 of 85,443 mcf/d for $4.25/mcf.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at December 31, 2012, an increase of $1/bbl in the price of oil and an increase of $0.10/mcf in the price of gas would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of $21 million during the year ended December 31, 2012. A similar decrease in commodity prices would result in an increase in net income of approximately $24 million during the year ended December 31, 2012.

23. Contingencies and Commitments

Provisions and Contingencies

Talisman's provision for decommissioning is presented in note 15. With the exception of the provisions acquired as part of the Equión acquisition described in note 6, the other provisions recorded by the Company are not material.

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

TALISMAN ENERGY ANNUAL REPORT 2012       91

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area. The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General's own initiative. Subpoenas have been issued to a number of companies, including Talisman. The Company has been cooperating with the New York Attorney General in the investigation. No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Estimated Future Minimum Commitments(1)(2)

Estimated future commitments for 2013 and beyond are as follows:

	2013	2014	2015	2016	2017	Subsequent to 2017	Total

Office leases	49	44	19	14	11	54	191

Vessel leases	125	19	90	86	97	154	571

Transportation and processing commitments(3)	329	276	260	339	205	939	2,348

Decommissioning liabilities	49	83	77	103	117	3,645	4,074

PP&E and E&E assets(4)	413	232	128	66	11	–	850

Other service contracts	248	167	79	61	64	9	628

	1,213	821	653	669	505	4,801	8,662

1)
Future minimum payments denominated in foreign currencies have been translated into US$ based on the December 31, 2012 exchange rate.

2)
Commitment amounts include the Company's proportionate share of commitments from jointly controlled assets and jointly controlled entities.

3)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4)
PP&E and E&E include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2012.

Talisman's estimated undiscounted decommissioning liabilities at December 31, 2012 were $4.1 billion (2011 – $5.0 billion), approximately 40% of which relates to its UK operations. At December 31, 2012, Talisman had accrued $2.8 billion (2011 – $3.0 billion), representing the discounted amount of this liability. The Company had provided letters of credit at January 1, 2013 in an amount of $1.6 billion as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which APUK acquired 49% of the share capital of TEUK, APUK's parent company, Sinopec, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations. The Company has also issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit. Talisman has $280 million of abandonment letters of credit in place from January 1, 2013 until December 31, 2013 in respect of assets held by third parties.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangements described in note 18, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels. The majority of the vessel leases have an average life of five years, the office leases have an average life of 10 years and the transportation commitment contracts have average lives of between 10 and 15 years.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil, natural gas and NGLs. The Company has recorded a provision for any commitments where sufficient production would not be met.

In the case of an operating lease entered into by Talisman as the operator of a jointly controlled asset, the amounts reported represent the net operating lease expense and net future minimum lease payments. These net amounts are after deducting amounts reimbursed, or to be reimbursed, by joint venture partners, whether the joint venture partners have co-signed the lease or not. Where Talisman is not the operator of a jointly controlled asset, Talisman's share of the lease expense and future minimum lease payments is included in the amounts shown, whether Talisman has co-signed the lease or not. Where lease rentals are dependent on a variable factor, the future minimum lease payments are based on the factor as at the inception of the lease.

During the year ended December 31, 2012, Talisman incurred net rental expense of $369 million (2011 – $461 million; 2010 – $578 million) in respect of its operating leases.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

92       TALISMAN ENERGY ANNUAL REPORT 2012

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under long-term sales agreements with PT Chevron Pacific Indonesia (Chevron), Gas Supply Pte. Ltd. (Gas Supply) and PT Perusahaan Gas Negara (Persero), Tbk (PGN). Under two sales agreements with Chevron, the majority of sales are priced at approximately 76% of the equivalent value of the Indonesia Crude Price for Duri crude oil. One of the agreements with Chevron is currently scheduled to expire in 2013 while the second agreement is due to expire in 2021. The minimum volume commitment under the second agreement is approximately 294 bcf over its remaining nine-year life.

Under the sales agreement with Gas Supply, sales to Singapore from Corridor are referenced to the spot price of high sulphur fuel oil in Singapore. The minimum volume commitment is approximately 197 bcf over the remaining 11-year life of the contract. Sales from Corridor to PGN for their markets in West Java are sold under a long-term contract with no associated transportation costs. The minimum volume commitment is approximately 523 bcf over the remaining 11-year life of the contract. Subsequent to December 31, 2012, an agreement has been reached with PGN to increase the contract price for the sale of Corridor gas under the PGN West Java Gas Sales Agreement. Under the new agreement, the gas price will increase in stages effective September 2012.

The balance of the gas production from Corridor is sold under medium to long-term agreements which vary in length from two to seven years and are generally at fixed prices with fixed annual escalation.

At Jambi Merang, the majority of gas production is sold under long-term agreements which contain fixed prices with fixed annual escalation and are in place until the current termination date of the PSC, which is February 2019.

The Company is subject to volume delivery requirements for approximately 90 mmcf/d at a price that is referenced to the Singapore high sulphur fuel oil spot market in relation to a long-term sales contract in Malaysia, currently scheduled to end in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet future delivery requirements.

24. Other Income

Years ended December 31	2012	2011	2010

Pipeline and customer treating tariffs	46	53	75

Investment income	9	6	11

Marketing income	28	19	21

	83	78	107

25. Other Expenses, Net

Years ended December 31	2012	2011	2010

Foreign exchange (gain) loss	33	(12)	(15)

PP&E derecognition	20	26	28

Taxes, interest and penalties	1	18	5

Inventory writedowns	1	8	1

Allowance for doubtful accounts	–	65	–

Other miscellaneous	70	56	53

	125	161	72

TALISMAN ENERGY ANNUAL REPORT 2012       93

26. Income Taxes

Current Tax Expense (Recovery)

	North America	Southeast Asia	North Sea	Other	Total

Year ended December 31, 2012

Current tax	(4)	500	117	153	766

Adjustments related to prior years	2	(1)	–	5	6

Petroleum Revenue Tax	–	46	56	–	102

	(2)	545	173	158	874

Year ended December 31, 2011

Current tax	6	402	769	149	1,326

Adjustments related to prior years	11	(10)	(4)	(3)	(6)

Petroleum Revenue Tax	–	52	69	–	121

	17	444	834	146	1,441

Year ended December 31, 2010

Current tax	13	292	624	69	998

Adjustments related to prior years	–	5	20	(11)	14

Petroleum Revenue Tax	–	39	85	–	124

	13	336	729	58	1,136

Deferred Tax Expense (Recovery)

	North America	Southeast Asia	North Sea	Other	Total

Year ended December 31, 2012

Origination (reversal) of temporary differences	(352)	(8)	(1,463)	76	(1,747)

Adjustments related to prior years	(2)	6	–	18	22

Petroleum Revenue Tax	–	(1)	(33)	–	(34)

Changes in tax rates	5	–	137	8	150

Derecognized asset	429	–	–	–	429

	80	(3)	(1,359)	102	(1,180)

Year ended December 31, 2011

Origination (reversal) of temporary differences	(206)	34	202	(73)	(43)

Adjustments related to prior years	(15)	10	–	3	(2)

Petroleum Revenue Tax	–	12	40	–	52

Changes in tax rates	(4)	–	225	–	221

	(225)	56	467	(70)	228

Year ended December 31, 2010

Origination (reversal) of temporary differences	40	(19)	(39)	(30)	(48)

Adjustments related to prior years	(48)	(5)	–	11	(42)

Petroleum Revenue Tax	–	(12)	(8)	–	(20)

	(8)	(36)	(47)	(19)	(110)

During 2011, the Company made elections for its Canadian subsidiaries to file tax returns in US$ with effect from the beginning of their 2011 and 2012 tax years. Tax on foreign exchange on tax pools has not been recorded since the effective dates of these elections.

94       TALISMAN ENERGY ANNUAL REPORT 2012

Deferred Tax Assets and Liabilities

The most significant components of the net deferred tax liability are as follows:

	PP&E and E&E assets	Decommissioning liabilities	Tax loss carryforward	Other	Total

At December 31, 2010	4,125	(1,317)	(430)	(127)	2,251

Charged (credited) to tax expense, net	1,017	(418)	(517)	146	228

Credited to equity	–	–	–	(15)	(15)

Acquisition adjustments	219	(8)	–	–	211

Other	–	–	–	(15)	(15)

At December 31, 2011	5,361	(1,743)	(947)	(11)	2,660

Charged (credited) to tax expense, net	(1,603)	334	129	(40)	(1,180)

Credited to equity	–	–	–	11	11

Acquisition adjustments	(1,385)	578	–	23	(784)

Other	–	–	–	1	1

At December 31, 2012	2,373	(831)	(818)	(16)	708

Other movements in the net deferred tax liability relate mostly to reclassifications between assets and liabilities, currency adjustments and risk management assets and liabilities.

At December 31, 2012, Talisman had unused non-capital tax losses of $2.3 billion (2011 – $2.6 billion) in respect of which a deferred tax asset was recorded. These majority of losses arose in the US and expire between 2028 and 2032. The remaining losses are generated from Canada and expire starting 2014. Income projections based upon discounted cash flow models, using assumptions consistent with those presented in note 14, show sufficient taxable income to utilize these losses within the carryforward period.

The majority of the $1.3 billion (2011 – $480 million; 2010 – $294 million) of unused non-capital tax losses in respect of which no deferred tax asset has been recognized arose in US and Southeast Asia.

No deferred tax liability has been recognized for temporary differences associated with investments in subsidiaries, associates, branches and joint ventures since the Company is in a position to control or jointly control the entity and it is considered probable that these temporary differences will not reverse in the foreseeable future.

The Company has experienced cumulative losses from its US operations in recent years. As a result, during 2012, the Company derecognized deferred taxes assets of $429 million related to its US operations.

Effective Tax Rate

The following provides a reconciliation of the Canadian statutory tax rate of 25.05% (2011 – 26.76%; 2010 – 28.26%) to the effective tax rate on the Company's total income before income taxes.

Years ended December 31	2012	2011	2010

Income (loss) before taxes	(174)	2,445	1,971

Statutory income tax rate (%)	25.05%	26.76%	28.26%

Income taxes calculated at the Canadian statutory rate	(44)	654	557

Increase (decrease) in income taxes resulting from:

Change in statutory tax rates, net	137	221	–

Non-taxable income	(602)	(54)	(187)

Deductible PRT expense	(26)	(81)	(46)

Higher foreign tax rates	(270)	799	533

Derecognition of deferred tax asset	429	–	–

Share-based payments	(17)	(72)	163

Uplift	(60)	(74)	(72)

Other	79	103	(26)

Income tax (recovery) expense (excluding PRT)	(374)	1,496	922

On December 17, 2012, Talisman completed the sale of a 49% equity interest in TEUK, which owns substantially all of the UK assets. The sale was non-taxable resulting in a significant reduction in the effective tax rate. In addition, the UK government restricted tax

TALISMAN ENERGY ANNUAL REPORT 2012       95

relief for decommissioning expenditures to a 50% tax rate from the UK tax rate of 62%. This measure was substantively enacted in July 2012 and the deferred income tax expense associated with the legislative change was approximately $137 million.

In March 2011, the UK government announced that, from March 24, 2011, the rate of supplementary charge levied on ring fence profits increased from 20% to 32%. Supplementary charge is levied on ring fence profits in addition to the ring fence corporation tax rate of 30%, which remains unchanged. Consequently, there is now a combined UK corporation tax and supplementary charge rate of 62% for oil and gas companies with fields not subject to PRT and 75% to 81% with fields subject to PRT. If the price of oil falls below a certain level (currently expected to be $75/bbl) for a sustained period of time, the UK government has indicated that it will reduce the supplementary charge rate back towards 20% on a "staged and affordable basis" while prices remain low. As a result of this legislative change, the Company recorded additional current income tax expense of $101 million and additional deferred tax expense of $225 million during the year ended December 31, 2011.

In 2010, changes to Canadian and foreign statutory tax rates did not materially impact the Company's income tax expense.

Unrecognized Tax Benefit

Changes in the Company's unrecognized tax benefit are as follows:

	2012	2011

Unrecognized tax benefit, beginning of year	46	49

Increase due to prior period tax positions	12	22

Decrease due to prior period tax positions	–	(7)

Decrease due to settlement with taxation authorities	–	(18)

Unrecognized tax benefit, end of year	58	46

Talisman's entire unrecognized tax benefit as at December 31, 2012 and December 31, 2011, if recognized, would affect the Company's effective tax rate.

The settlement with taxation authorities occurring in 2011 was the result of the Company settling a tax position in Norway regarding the deductibility of insurance premiums.

No significant change in the total unrecognized tax benefit is expected in 2013.

27. Supplemental Cash Flow Information

Items Not Involving Cash

Years ended December 31	2012	2011	2010

Depreciation, depletion and amortization	2,501	1,949	1,788

Impairment, net of reversals	2,744	226	301

Dry hole	269	241	113

Share-based payments expense (recovery)	(65)	(324)	158

Gains on disposals	(1,624)	(192)	(520)

Unrealized (gain) loss on held-for-trading financial instruments	48	(61)	(258)

Deferred income tax (recovery)	(1,180)	228	(110)

Foreign exchange	40	(11)	3

PP&E derecognition	20	26	28

Gain on revaluation of investment (note 12)	(365)	–	–

Other	45	42	53

	2,433	2,124	1,556

96       TALISMAN ENERGY ANNUAL REPORT 2012

Changes in Non-Cash Operating Working Capital

Years ended December 31	2012	2011	2010

Accounts receivable	262	(292)	(47)

Inventories	(15)	(26)	(14)

Prepaid expenses	1	(4)	(12)

Decommissioning expenditures(1)	(56)	(34)	(17)

Accounts payable and accrued liabilities	(29)	142	294

Income and other taxes payable	(288)	(161)	163

	(125)	(375)	367

1)
$53 million of the decommissioning expenditures in 2012 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2011.

Other Cash Flow Information

Years ended December 31	2012	2011	2010

Cash interest paid	291	254	240

Cash interest received	8	5	11

Cash income taxes paid	1,159	1,592	974

In respect of its exploration and evaluation activities, the Company has included exploration expenditure of $346 million within cash provided by operating activities, and exploration capital expenditure and acquisitions of $551 million and $78 million, respectively, within cash used in investing activities.

28. Cash and Cash Equivalents

Of the cash and cash equivalents balance of $721 million, $564 million has been invested in bank deposits and the remainder in highly rated investments with original maturities of less than three months.

29. Net Income Per Share – Basic and Diluted

(millions)	2012	2011	2010

Weighted average number of common shares outstanding – basic	1,025	1,023	1,018

Dilution effect of stock options and PSUs	8	15	–

Weighted average number of common shares outstanding – diluted	1,033	1,038	1,018

Outstanding stock options and PSUs are the only instruments that are dilutive to net income per share.

Basic net income per share is calculated by dividing net income less after-tax cumulative preferred share dividends, by the weighted average number of common shares outstanding during the year, excluding shares held in trust to settle long-term PSU plan obligations.

For the diluted net income per share calculation, the net income is adjusted for the change in the fair value of stock options. The weighted average number of shares outstanding during the year is adjusted for options expected to be exercised and management's best estimate of shares expected to be issued in settlement of the Company's obligations pursuant to the long-term PSU plan.

30. Employee Benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees in Canada, the UK, Norway, the US and Indonesia. The Company also provides non-pension post-employment benefits to its Canadian retirees.

Defined benefit pension plans are based on years of service and final average salary. The defined benefit pensions in the UK and Norway, which account for 48% of the accrued benefit obligation at December 31, 2012, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on its Canadian defined benefit pension plans, the benefits have generally been increased annually by one-half of the rate of inflation since 2003.

Talisman uses actuarial reports prepared by independent actuaries on the defined benefit pension plans for funding and accounting purposes. The Company uses a December 31 measurement date to value its benefit plan assets and obligations. The most recent actuarial valuation of the Canadian employee and executive registered pension plans for funding purposes was at December 31,

TALISMAN ENERGY ANNUAL REPORT 2012       97

2010, with the next valuation no later than December 31, 2013. The most recent actuarial valuation of the UK pension scheme for funding purposes was at March 31, 2012, with the next valuation at March 31, 2015.

Actuarial Assumptions

The following significant actuarial assumptions were employed to determine the net benefit expense and the accrued benefit obligations:

	2012	2011	2010

Accrued benefit obligation

Discount rate (%)	4.3	4.3	5.2

Rate of compensation increase (%)	4.4	4.7	4.8

Benefit expense

Discount rate (%)	4.2	5.2	5.8

Expected long-term rate of return on plan assets (%)	5.0	5.9	6.1

Assumed health care cost trend rates

Initial health care cost trend rate (%)	9	10	10

Health care cost trend rate declines to (%)	5	5	5

Year that cost trend reaches final rate	2036	2036	2036

The discount rate assumptions reflect the prevailing rates available on high quality, fixed-income debt instruments.

The expected long-term rate of return on plan assets is established by developing a forward-looking, long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class.

Investment Policies

The Canadian defined benefit registered pension plan's investment policy provides a framework for managing the plan assets, without undue risk of capital loss and with a reasonable expectation of a rate of return or appreciation in value. Investment managers must manage the plan assets to reasonably track the return of the appropriate index. Equity investments are passively managed to replicate the S&P/TSX Index, the S&P 500 Index and the MSCI EAFE Index. Foreign equity investments are hedged to the Canadian dollar. Investments in bonds and debentures are managed passively to replicate the DEX Long Term Bond Index and are limited to those meeting minimum credit ratings. Assets are periodically re-balanced to the target asset allocation described below.

The UK pension scheme's investment policy is designed to invest the plan's assets in such a manner that the members' benefit entitlements can be paid as and when they fall due. This is achieved through asset diversification so as to limit the impact of any single risk. Asset classes considered for the UK pension scheme's investments are UK government and corporate bonds, UK and global equities and diversified growth funds. Most plan assets are actively managed, with assets re-balanced to the target asset allocation, described below, within a 5% tolerance range.

Plan Assets

The approximate target allocation percentage for the Canadian defined benefit registered pension plans, which account for 32% of total plan assets, is 50% equities and 50% bonds. The approximate target allocation for the UK defined benefit pension plan, which accounts for 45% of total defined benefit plan's assets, is 45% UK equities, 35% diversified growth fund and 20% UK bonds. Plan assets do not include any common shares of Talisman, other than through Canadian or US equity pooled funds, or any assets used by the Company.

The allocation of the assets of the defined benefit plans is as follows:

	2012	2011	2010

Equity securities (%)	38	61	64

Fixed income (%)	35	31	30

Cash (%)	8	6	4

Real estate (%)	3	2	2

Other (%)	16	–	–

	100	100	100

98       TALISMAN ENERGY ANNUAL REPORT 2012

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. Refer to note 22 for details concerning the three levels of the fair value hierarchy.

The fair values of defined benefit plan assets at December 31, 2012 by asset category were as follows:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

Cash	17	–	–	17

Pooled Funds:

Canadian companies	–	7	–	7

US companies	–	15	–	15

International companies	–	65	–	65

Bonds	–	81	–	81

Real estate	–	–	8	8

Other	–	36	–	36

	17	204	8	229

Obligation, Assets and Funded Status

Information about the Company's defined benefit pension plans is as follows:

	2012 Pension plans grouped by funded status		2011 Pension plans grouped by funded status

	Surplus	Deficit	Surplus	Deficit

Accrued benefit obligation

Accrued benefit obligation, beginning of year	63	355	209	139

Divestitures (note 4)	–	(93)	–	–

Transition of plans from a surplus to a deficit position	–	–	(145)	145

Transition of plans from a deficit to a surplus position	–	–	–	–

Current service cost	–	24	–	28

Interest cost	3	11	3	15

Actuarial (gain) loss	2	(20)	2	39

Plan participants' contributions	–	1	–	1

Benefits paid	(5)	(16)	(5)	(8)

Foreign currency translation	2	11	(1)	(4)

Other	–	4	–	–

Accrued benefit obligation, end of year	65	277	63	355

Plan assets

Fair value of plan assets, beginning of year	64	205	214	43

Divestitures (note 4)	–	(77)	–	–

Transition of plans from a surplus to a deficit position	–	–	(146)	146

Transition of plans from a deficit to a surplus position	–	–	–	–

Expected return on plan assets	3	7	4	12

Actuarial gain (loss) on plan assets	3	3	–	(15)

Employer contributions	–	33	–	26

Plan participants' contributions	–	1	–	1

Benefits paid	(5)	(16)	(5)	(8)

Foreign currency translation	2	7	(3)	–

Other	1	(2)	–	–

Fair value of plan assets, end of year	68	161	64	205

Funded status – surplus (deficit)(1)	3	(116)	1	(150)

1)
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

During 2013, the Company expects to make contributions of $21 million to its defined benefit pension plans.

TALISMAN ENERGY ANNUAL REPORT 2012       99

At December 31, 2012, the actuarial net present value of the accrued benefit obligation for non-pension post-employment benefits was $13 million (2011 – $13 million). Non-pension post-employment benefits include medical, dental and life insurance benefits for current and future Canadian retired employees.

Of the aggregate accrued benefit obligation of $340 million at December 31, 2012, $106 million related to plans that are unfunded. The $96 million deficit of three unfunded plans is secured by letters of credit in the amount of $125 million.

History of Deficit and Experience Gains and Losses

Years ended December 31	2012	2011	2010

Accrued benefit obligation at December 31	340	418	348

Fair value of plan assets at December 31	229	269	257

Net deficit	(111)	(149)	(91)

Experience gain (loss) on plan liabilities	18	(41)	(28)

Actual return less expected return on plan assets	6	(16)	16

Net Benefit Expense

The net benefit expense for the pension plans recognized in the Consolidated Statements of Income is as follows:

Years ended December 31	2012	2011	2010

Current service cost – defined benefit	24	28	24

Interest cost	14	18	17

Expected return on plan assets	(10)	(16)	(13)

Other	3	2	1

Defined benefit plan expense	31	32	29

Defined contribution plan expense	19	14	13

Net benefit expense	50	46	42

The actual return on plan assets in 2012 was $16 million (2011 – $nil; 2010 – $29 million).

During the year ended December 31, 2012, the net benefit expense for non-pension post-employment benefits was $1 million (2011 – $1 million; 2010 – $1 million).

The pension and non-pension post-employment benefits of key management personnel are disclosed in note 32.

Sensitivity Information

A 1% increase or decrease in the assumed medical cost trend rate would have an immaterial impact on both the accrued benefit obligation at December 31, 2012 and the aggregate of current service and interest costs during the year ended December 31, 2012.

100       TALISMAN ENERGY ANNUAL REPORT 2012

31. Segmented Information

Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and non-operated production in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in Sierra Leone and the Kurdistan Region of Iraq. In 2012, the Company announced its intent to exit Peru and expects to complete the process in 2013. For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America(1)			Southeast Asia(2)			North Sea(3)			Other(4)			Total

(millions of US$)	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

Revenue

Sales	1,435	1,695	1,679	2,190	1,882	1,476	2,981	4,074	3,526	623	543	194	7,229	8,194	6,875

Other income	72	63	85	3	1	1	8	14	21	–	–	–	83	78	107

Total revenue and other income	1,507	1,758	1,764	2,193	1,883	1,477	2,989	4,088	3,547	623	543	194	7,312	8,272	6,982

Segmented expenses

Operating	564	454	487	418	372	280	1,383	1,292	1,096	87	72	27	2,452	2,190	1,890

Transportation	92	68	59	53	55	60	69	84	95	7	9	7	221	216	221

DD&A	1,140	852	717	427	305	277	796	671	766	138	121	28	2,501	1,949	1,788

Impairment	363	129	116	–	(16)	21	2,097	113	164	284	–	–	2,744	226	301

Dry hole	22	6	(11)	77	127	31	45	106	70	125	2	23	269	241	113

Exploration	29	70	52	92	208	116	47	40	47	178	109	159	346	427	374

Other	81	22	(25)	(19)	17	16	42	105	91	(12)	29	5	92	173	87

Total segmented expenses	2,291	1,601	1,395	1,048	1,068	801	4,479	2,411	2,329	807	342	249	8,625	5,422	4,774

Segmented income (loss) before taxes	(784)	157	369	1,145	815	676	(1,490)	1,677	1,218	(184)	201	(55)	(1,313)	2,850	2,208

Non-segmented expenses

General and administrative													510	431	371

Finance costs													276	278	276

Share-based payments (recovery) expense													(62)	(310)	212

Currency translation													33	(12)	(15)

(Gain) loss on held-for-trading financial instruments													93	210	(87)

Gain on disposals													(1,624)	(192)	(520)

Gain on revaluation of investment													(365)	–	–

Total non-segmented expenses													(1,139)	405	237

Income (loss) before taxes													(174)	2,445	1,971

Capital expenditures

Exploration	157	198	216	59	257	125	86	128	133	249	138	119	551	721	593

Development	1,404	1,960	1,481	362	230	317	1,087	1,077	984	106	157	95	2,959	3,424	2,877

Midstream	1	(3)	3	–	–	–	–	–	–	–	–	–	1	(3)	3

Exploration and development	1,562	2,155	1,700	421	487	442	1,173	1,205	1,117	355	295	214	3,511	4,142	3,473

Acquisitions													160	1,319	1,530

Proceeds on dispositions													(964)	(569)	(2,273)

Other non-segmented													138	159	78

Net capital expenditures													2,845	5,051	2,808

Property, plant and equipment	7,145	6,740	5,351	2,582	2,501	2,296	2,449	5,809	5,368	829	859	251	13,005	15,909	13,266

Exploration and evaluation assets	2,078	2,370	1,886	527	498	627	451	538	540	460	548	389	3,516	3,954	3,442

Goodwill	133	140	149	170	149	149	549	866	866	162	162	–	1,014	1,317	1,164

Other	685	987	2,389	637	560	628	1,675	645	920	1,252	788	141	4,249	2,980	4,078

Segmented assets	10,041	10,237	9,775	3,916	3,708	3,700	5,124	7,858	7,694	2,703	2,357	781	21,784	24,160	21,950

Non-segmented assets													74	66	144

Total assets													21,858	24,226	22,094

Decommissioning liabilities	476	394	210	347	208	189	1,897	2,390	2,196	72	43	15	2,792	3,035	2,610

TALISMAN ENERGY ANNUAL REPORT 2012       101

1	North America	2012	2011	2010

	Canada	853	1,127	1,454

	US	654	631	310

	Total revenue and other income	1,507	1,758	1,764

	Canada	3,588	3,937	3,920

	US	3,557	2,803	1,431

	Property, plant and equipment	7,145	6,740	5,351

	Canada	1,070	1,207	685

	US	1,008	1,163	1,201

	Exploration and evaluation assets	2,078	2,370	1,886

2	Southeast Asia	2012	2011	2010

	Indonesia	1,157	1,126	839

	Malaysia	549	532	481

	Vietnam	72	65	52

	Australia	415	160	105

	Total revenue and other income	2,193	1,883	1,477

	Indonesia	1,040	1,023	986

	Malaysia	852	883	1,053

	Vietnam	494	297	19

	Papua New Guinea	44	47	26

	Australia	152	251	212

	Property, plant and equipment	2,582	2,501	2,296

	Indonesia	11	12	27

	Malaysia	72	41	29

	Vietnam	14	5	253

	Papua New Guinea	430	440	318

	Exploration and evaluation assets	527	498	627

3	North Sea	2012	2011	2010

	UK	2,075	2,835	2,190

	Norway	914	1,253	1,357

	Total revenue and other income	2,989	4,088	3,547

	UK	1,989	3,927	3,763

	Norway	460	1,882	1,605

	Property, plant and equipment	2,449	5,809	5,368

	UK	197	210	260

	Norway	254	328	280

	Exploration and evaluation assets	451	538	540

4	Other	2012	2011	2010

	Algeria	213	256	194

	Colombia	410	287	–

	Total revenue and other income	623	543	194

	Algeria	273	284	251

	Colombia	556	575	–

	Property, plant and equipment	829	859	251

	Colombia	124	75	49

	Kurdistan	323	303	239

	Peru	–	133	98

	Other	13	37	3

	Exploration and evaluation assets	460	548	389

102       TALISMAN ENERGY ANNUAL REPORT 2012

32. Related Party Disclosures

Major Subsidiaries(1)

The Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and the directly or indirectly owned subsidiaries. Transactions between subsidiaries are eliminated on consolidation. There were no related party transactions with entities or other parties outside the consolidated group during the years ended December 31, 2012 and 2011. The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at December 31:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned

Talisman Energy Canada Partnership	Alberta	100%
Talisman Energy USA Inc	Delaware	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd	Barbados	100%
Talisman (Vietnam 15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) BV	The Netherlands	100%

1)
In addition to the above list of material subsidiaries, Talisman also holds a 51% equity interest in Talisman Sinopec Energy UK Limited, a 49% equity interest in Equión Energia Limited and a 50% equity interest in the Sasol Montney Limited Partnership. Talisman's interest in these jointly controlled entities was accounted for using proportional consolidation for the year ended December 31, 2012.

Key Management Personnel Compensation

The compensation of key management personnel, consisting of the Company's directors and executive officers, is as follows:

Years ended December 31	2012	2011	2010

Short-term benefits	15	15	14

Pension and other post-employment benefits	6	5	4

Termination benefits	15	4	–

Share-based payments	13	11	15

	49	35	33

Short-term benefits comprise salaries and fees, annual bonuses, cash, vehicle and other benefits.

The amount of pension benefits reported represents the attributable amount of the net benefit expense of the plans in which the key management personnel participate.

Termination benefits comprise amounts paid and accrued.

The share-based payments amount reported represents the cost to the Company of key management's participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.

TALISMAN ENERGY ANNUAL REPORT 2012       103

SUPPLEMENTARY OIL AND GAS INFORMATION
(Unaudited)

The supplemental data on the Company's oil and gas activities was prepared in accordance with the FASB standard Extractive Activities – Oil & Gas. Activities not directly associated with conventional crude oil and natural gas production are excluded from all aspects of this supplementary oil and gas information. Comparable information prepared in accordance with Canadian disclosure requirements (National Instrument 51-101 of the Canadian Securities Administrators) is contained in Appendix A of Talisman's Annual Information Form. Refer to the annual information form for additional disclosures under the Canadian Oil and Gas Evaluation Handbook (COGEH) rules.

Results of Operations from Oil and Gas Producing Activities

		North America		North Sea		Southeast Asia
Years ended December 31 ($ millions)		Canada	USA	UK(2)	Norway	Indonesia	Other SEA(3)	Other(4)	Total

2012
Net oil and gas revenue derived from proved reserves(1)		755	654	2,068	912	1,157	1,033	623	7,202

Less:	Production costs	333	222	1,035	348	167	251	87	2,443

	Transportation	34	58	28	41	52	1	7	221

	Exploration and dry hole expense	39	12	12	80	28	142	303	616

	Depreciation, depletion, amortization, accretion and impairment expense	909	610	788	2,166	96	326	425	5,320

	Tax expense (recovery)	(130)	–	105	(1,429)	372	167	67	(848)

Results of operations		(430)	(248)	100	(294)	442	146	(266)	(550)

2011
Net oil and gas revenue derived from proved reserves(1)		1,040	633	2,823	1,252	1,126	756	543	8,173

Less:	Production costs	328	121	921	367	146	226	72	2,181

	Transportation	35	33	37	47	55	–	9	216

	Exploration and dry hole expense	54	29	64	81	114	218	107	667

	Depreciation, depletion, amortization, accretion and impairment expense	581	352	492	354	73	217	120	2,189

	Tax expense	12	38	847	329	365	100	91	1,782

Results of operations		30	60	462	74	373	(5)	144	1,138

2010
Net oil and gas revenue derived from proved reserves(1)		1,365	304	2,172	1,354	852	624	194	6,865

Less:	Production costs	421	59	793	296	127	153	27	1,876

	Transportation	48	11	33	62	60	–	7	221

	Exploration and dry hole expense	43	2	76	41	55	90	179	486

	Depreciation, depletion, amortization, accretion and impairment expense	562	221	553	440	50	247	29	2,102

	Tax expense	75	4	396	401	269	80	15	1,240

Results of operations		216	7	321	114	291	54	(63)	940

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
UK includes 100% of TSEUK's results of operations to December 17, 2012 and 51% thereafter.

3)
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea.

4)
The reporting segment entitled "Other" refers to Algeria, Colombia (49% of Equión's results of operations subsequent to January 2011 as well as Talisman's other Colombia assets), Peru, Poland, Sierra Leone, the Kurdistan Region of Iraq and, prior to its sale in 2010, Tunisia.

104       TALISMAN ENERGY ANNUAL REPORT 2012

Capitalized Costs Relating to Oil and Gas Activities

		North America		North Sea		Southeast Asia
Years ended December 31 ($ millions)		Canada	USA	UK(1)	Norway	Indonesia	Other SEA(2)	Other(3)	Total

2012
Proved properties		6,938	5,171	4,770	2,902	1,457	3,503	1,068	25,809

Unproved properties		1,186	1,006	197	1,968	194	330	891	5,772

Incomplete wells and facilities		8	–	8	2	2	6	170	196

		8,132	6,177	4,975	4,872	1,653	3,839	2,129	31,777

Less:	Accumulated depreciation, depletion and amortization	4,075	1,646	2,795	4,165	602	1,792	850	15,925

Net capitalized costs		4,057	4,531	2,180	707	1,051	2,047	1,279	15,852

2011
Proved properties		7,037	3,798	8,730	3,890	1,415	3,110	1,323	29,303

Unproved properties		1,196	1,165	195	276	192	259	389	3,672

Incomplete wells and facilities		8	–	15	52	1	45	161	282

		8,241	4,963	8,940	4,218	1,608	3,414	1,873	33,257

Less:	Accumulated depreciation, depletion and amortization	3,660	1,040	4,806	2,012	577	1,463	476	14,034

Net capitalized costs		4,581	3,923	4,134	2,206	1,031	1,951	1,397	19,223

2010
Proved properties		6,554	2,113	8,092	3,280	1,358	2,556	611	24,564

Unproved properties		669	1,202	253	258	137	574	346	3,439

Incomplete wells and facilities		15	–	28	16	16	27	43	145

		7,238	3,315	8,373	3,554	1,511	3,157	1,000	28,148

Less:	Accumulated depreciation, depletion and amortization	3,152	693	4,347	1,669	499	1,251	364	11,975

Net capitalized costs		4,086	2,622	4,026	1,885	1,012	1,906	636	16,173

1)
UK includes 100% of TSEUK's costs to December 17, 2012 and 51% thereafter.

2)
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

3)
The reporting segment entitled "Other" refers to Algeria, Colombia (49% of Equión's costs subsequent to January 2011 as well as Talisman's other Colombia assets), Peru, Poland, Sierra Leone the Kurdistan Region of Iraq and, prior to its sale in 2010, Tunisia.

TALISMAN ENERGY ANNUAL REPORT 2012       105

Costs Incurred in Oil and Gas Activities

	North America		North Sea		Southeast Asia
Years ended December 31 ($ millions)	Canada	USA	UK(1)	Norway	Indonesia	Other SEA(2)	Other(3)	Total

2012
Property acquisition costs
Proved	–	2	–	–	–	19	–	21

Unproved	7	37	–	–	–	91	66	201

Exploration costs	191	11	53	79	32	117	351	834

Development costs	324	1,097	608	502	103	264	105	3,003

Decommissioning costs	81	53	305	156	3	78	33	709

Total costs incurred	603	1,200	966	737	138	569	555	4,768

2011
Property acquisition costs
Proved properties	3	208	–	15	–	11	570	807

Unproved properties	590	51	–	–	–	26	17	684

Exploration costs	93	14	52	116	105	349	248	977

Development costs	528	1,427	554	520	129	96	157	3,411

Decommissioning costs	177	35	34	95	13	3	(2)	355

Total costs incurred	1,391	1,735	640	746	247	485	990	6,234

2010
Property acquisition costs
Proved	5	133	–	–	117	–	–	255

Unproved	3	1,029	–	191	54	39	52	1,368

Exploration costs	199	19	93	87	72	163	234	867

Development costs	581	909	497	485	74	250	100	2,896

Decommissioning costs	66	(11)	470	18	6	17	7	573

Total costs incurred	854	2,079	1,060	781	323	469	393	5,959

1)
UK includes 100% of TSEUK's costs to December 17, 2012 and 51% thereafter.

2)
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

3)
The reporting segment entitled "Other" refers to Algeria, Colombia (49% of Equión's costs subsequent to January 2011 as well as Talisman's other Colombia assets), Peru, Poland, Sierra Leone the Kurdistan Region of Iraq and, prior to its sale in 2010, Tunisia.

106       TALISMAN ENERGY ANNUAL REPORT 2012

DISCOUNTED FUTURE NET CASH FLOWS

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs, and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end using existing tax and cost pools. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the US Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

TALISMAN ENERGY ANNUAL REPORT 2012       107

The standardized measure of discounted future net cash flows was prepared using the following prices:

Average Prices	2012	2011	2010

Crude oil & liquids US$/bbl

Canada(1)	61.51	76.79	62.25

USA(1)	73.76	74.91	57.66

UK	111.19	111.01	78.97

Norway	103.21	108.34	78.21

Indonesia	102.57	111.89	78.71

Other Southeast Asia(2)	115.83	112.11	75.83

Other(3)	106.92	108.69	78.10

Total Company	96.11	104.26	75.79

Natural gas US$/mcf

Canada(1)	2.48	3.92	4.05

USA(1)	2.81	4.19	4.63

UK	7.75	6.51	4.57

Norway	6.78	7.25	4.95

Indonesia	8.31	7.64	6.61

Other Southeast Asia(2)	7.78	7.61	5.65

Other(3)	4.09	3.65	–

Total Company	4.86	5.27	5.22

1)
The price for Talisman's oil in North America is lower than other oil prices as it is a heavier grade.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria, Colombia, and prior to its sale in 2010, Tunisia.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2012	2011	2010

WTI ($/bbl)	94.71	96.19	79.42

Dated Brent ($/bbl)	111.13	110.96	79.02

HH gas ($/mmbtu)	2.76	4.12	4.37

AECO-C (C$/GJ)	2.23	3.57	3.82

US$/C$	1.00	1.01	0.97

US$/UK£	1.59	1.61	1.60

108       TALISMAN ENERGY ANNUAL REPORT 2012

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

	North America		North Sea		Southeast Asia
Years ended December 31 (millions of $)	Canada	US	UK	Norway	Indonesia	Other SEA(2)	Other(3)	Total

2012

Future Cash Inflows(1)	6,192	5,625	11,305	1,720	9,241	4,479	3,071	41,633

Future Costs

Transportation	(262)	(438)	(200)	(36)	(489)	(26)	(95)	(1,546)

Production	(2,644)	(1,538)	(6,465)	(1,031)	(1,397)	(1,540)	(473)	(15,088)

Development and Site Restoration	(1,517)	(1,406)	(3,428)	(832)	(613)	(547)	(238)	(8,581)

Future costs	(4,423)	(3,382)	(10,093)	(1,899)	(2,499)	(2,113)	(806)	(25,215)

Future Inflows before Income taxes	1,769	2,243	1,212	(179)	6,742	2,366	2,265	16,418

Future Income & Production revenue taxes	(104)	–	(990)	1,209	(2,803)	(715)	(696)	(4,099)

Net cash flows	1,665	2,243	222	1,030	3,939	1,651	1,569	12,319

Less 10% annual discount for estimated timing of cash flows.	(462)	(816)	79	(736)	(1,386)	(342)	(364)	(4,027)

Discounted cash flows	1,203	1,427	301	294	2,553	1,309	1,205	8,292

2011

Future cash inflows(1)	9,951	9,775	27,326	6,195	9,864	4,711	3,320	71,142

Future costs

Transportation	(315)	(480)	(414)	(150)	(540)	–	(75)	(1,974)

Production	(3,576)	(1,984)	(14,327)	(2,811)	(1,207)	(1,526)	(479)	(25,910)

Development and site restoration	(1,490)	(2,336)	(6,491)	(1,276)	(805)	(779)	(364)	(13,541)

Future costs	(5,381)	(4,800)	(21,232)	(4,237)	(2,552)	(2,305)	(918)	(41,425)

Future inflows before income taxes	4,570	4,975	6,094	1,958	7,312	2,406	2,402	29,717

Future income & production revenue taxes	(809)	(358)	(4,447)	(342)	(3,061)	(784)	(764)	(10,565)

Net cash flows	3,761	4,617	1,647	1,616	4,251	1,622	1,638	19,152

Less 10% annual discount for estimated timing of cash flows	(1,516)	(2,144)	(236)	(318)	(1,551)	(365)	(448)	(6,578)

Discounted cash flows	2,245	2,473	1,411	1,298	2,700	1,257	1,190	12,574

2010

Future cash inflows(1)	10,027	6,029	20,952	4,551	9,612	3,165	1,479	55,815

Future costs

Transportation	(381)	(189)	(398)	(166)	(794)	–	(48)	(1,976)

Production	(3,801)	(1,014)	(11,037)	(2,123)	(1,103)	(1,143)	(268)	(20,489)

Development and site restoration	(1,697)	(1,289)	(4,970)	(852)	(830)	(474)	(121)	(10,233)

Future costs	(5,879)	(2,492)	(16,405)	(3,141)	(2,727)	(1,617)	(437)	(32,698)

Future inflows before income taxes	4,148	3,537	4,547	1,410	6,885	1,548	1,042	23,117

Future income & production revenue taxes	(1,003)	(437)	(2,787)	(45)	(2,845)	(329)	(347)	(7,793)

Net cash flows	3,145	3,100	1,760	1,365	4,040	1,219	695	15,324

Less 10% annual discount for estimated timing of cash flows	(1,258)	(1,588)	(18)	(202)	(1,709)	(222)	(219)	(5,216)

Discounted cash flows	1,887	1,512	1,742	1,163	2,331	997	476	10,108

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria and Colombia (49% of Equión's cash flow as well as Talisman's cash flow from other Colombia assets), and prior to its sale in 2010, Tunisia.

TALISMAN ENERGY ANNUAL REPORT 2012       109

Principal Sources of Changes in Standardized Measure of Discounted Future Net Cash Flows

Year ended December 31 ($ millions)	2012	2011	2010

Sales of oil & gas produced net of production costs	(4,538)	(5,776)	(4,768)

Net change in prices	(2,198)	8,351	5,416

Net change in transportation costs	(91)	62	(197)

Net changes in production costs	(668)	(2,755)	391

Net changes in future development & site restoration costs	(887)	(2,052)	(27)

Development costs incurred during year	2,176	1,560	1,603

Extensions, discoveries and improved recovery	(195)	2,132	1,990

Revisions of previous reserve estimates	(642)	513	679

Net purchases	2	1,039	189

Net sales of reserves in place	(3,066)	(75)	(893)

Accretion of discount	1,987	1,556	1,099

Net change in taxes	3,947	(1,847)	(2,453)

Other	(109)	(242)	(37)

Net change	(4,282)	2,466	2,992

110       TALISMAN ENERGY ANNUAL REPORT 2012

Continuity of Net Proved Reserves

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2009	89.4	–	266.1	55.9	12.7	28.6	–	21.0	473.7

Discoveries, additions and extensions	4.7	2.5	6.8	9.7	1.4	2.5	–	1.0	28.6

Purchase of reserves	–	0.9	–	–	1.5	–	–	–	2.4

Sale of reserves	(15.1)	(0.2)	–	–	–	–	–	(0.5)	(15.8)

Net revisions and transfers	(2.4)	0.1	18.0	1.8	(0.8)	0.6	–	(0.2)	17.1

2010 Production	(6.6)	(0.1)	(27.0)	(14.2)	(2.0)	(6.1)	–	(2.4)	(58.4)

Proved reserves at December 31, 2010	70.0	3.2	263.9	53.2	12.8	25.6	–	18.9	447.6

Discoveries, additions and extensions	2.1	13.7	(4.1)	2.3	0.4	9.7	–	(0.9)	23.2

Purchase of reserves	–	0.6	–	–	–	–	15.1	–	15.7

Sale of reserves	(0.3)	–	–	–	–	–	–	–	(0.3)

Net revisions and transfers	(3.5)	0.3	10.4	7.2	4.1	0.5	–	(0.1)	18.9

2011 Production	(6.3)	(0.5)	(25.2)	(10.0)	(1.8)	(5.5)	(2.3)	(2.4)	(54.0)

Proved reserves at December 31, 2011	62.0	17.3	245.0	52.7	15.5	30.3	12.8	15.5	451.1

Discoveries, additions and extensions	10.3	11.4	9.4	(26.2)	0.2	1.5	3.9	(0.9)	9.6

Purchase of reserves	–	–	–	–	–	1.1	–	–	1.1

Sale of reserves	(11.8)	–	(114.5)	(2.7)	(1.1)	–	–	–	(130.1)

Net revisions and transfers	5.1	(1.5)	(21.6)	(2.1)	(2.0)	1.5	0.1	0.2	(20.3)

2012 Production(1)	(5.7)	(2.5)	(18.9)	(7.2)	(2.1)	(7.2)	(3.3)	(1.9)	(48.8)

Proved reserves at December 31, 2012	59.9	24.7	99.4	14.5	10.5	27.2	13.5	12.9	262.6

Proved developed

December 31, 2009	82.1	–	196.0	26.1	11.0	21.2	–	13.0	349.4

December 31, 2010	65.6	0.7	210.6	21.6	8.6	18.6	–	9.8	335.5

December 31, 2011	59.9	7.3	201.9	17.0	9.9	19.0	6.7	9.0	330.7

December 31, 2012	55.8	10.3	84.0	8.4	7.0	15.0	8.8	7.6	196.9

TALISMAN ENERGY ANNUAL REPORT 2012       111

Continuity of Net Proved Reserves (continued)

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2009	2,043.0	566.2	24.5	93.0	1,374.1	261.4	–	1.7	4,363.9

Discoveries, additions and extensions	263.7	738.6	0.1	6.7	8.1	(22.6)	–	–	994.6

Purchase of reserves	–	17.5	–	–	42.4	–	–	–	59.9

Sale of reserves	(772.5)	(5.8)	–	–	–	–	–	(1.6)	(779.9)

Net revisions and transfers	11.2	10.3	4.9	12.1	(57.2)	14.3	–	(0.1)	(4.5)

2010 Production	(190.9)	(68.9)	(5.7)	(32.2)	(98.2)	(27.3)	–	–	(423.2)

Proved reserves at December 31, 2010	1,354.5	1,257.9	23.8	79.6	1,269.2	225.8	–	–	4,210.8

Discoveries, additions and extensions	251.1	799.4	(0.2)	4.6	36.1	9.2	–	–	1,100.2

Purchase of reserves	–	3.6	–	–	–	–	93.5	–	97.1

Sale of reserves	(165.5)	–	–	–	–	–	–	–	(165.5)

Net revisions and transfers	3.5	66.8	(1.4)	(1.3)	(94.1)	(13.0)	0.2	–	(39.3)

2011 Production	(150.9)	(141.9)	(3.5)	(15.3)	(104.0)	(33.2)	(10.2)	–	(459.0)

Proved reserves at December 31, 2011	1,292.7	1,985.8	18.7	67.6	1,107.2	188.8	83.5	–	4,744.3

Discoveries, additions and extensions	65.4	(550.0)	35.6	17.1	0.3	2.7	(9.6)	–	(438.5)

Purchase of reserves	–	–	–	–	–	1.9	–	–	1.9

Sale of reserves	(97.2)	–	(20.3)	–	(9.1)	–	–	–	(126.6)

Net revisions and transfers	(101.4)	66.0	0.9	(42.0)	(3.9)	7.5	3.8	–	(69.1)

2012 Production(1)	(137.2)	(176.8)	(1.9)	(9.6)	(99.8)	(32.3)	(11.5)	–	(469.1)

Proved reserves at December 31, 2012	1,022.3	1,325.0	33.0	33.1	994.7	168.6	66.2	–	3,642.9

Proved developed

December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	–	0.8	3,089.7

December 31, 2010	1,011.4	584.9	22.0	73.3	763.7	187.2	–	–	2,642.5

December 31, 2011	936.5	814.7	18.2	63.1	688.5	149.7	62.3	–	2,733.0

December 31, 2012	712.3	839.6	8.2	13.8	591.5	125.3	66.2	–	2,356.9

1)
2012 Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

112       TALISMAN ENERGY ANNUAL REPORT 2012

ADDITIONAL INFORMATION

Consolidated Financial Ratios
(Unaudited)

The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company's Consolidated Financial Statements that are prepared in accordance with International Financial Reporting Standards.

The interest coverage ratio is for the 12-month period ended December 31, 2012.

December 31, 2012

Interest coverage (times)

Income(1)	(0.01)

1)
Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

Ratios and Key Indicators

Years ended December 31 (millions of $ unless otherwise stated)	2012(1)	2011(1)	2010(1)	2009(2)	2008(2)

Net income	132	776	945	437	3,519

Cash flow(3)	3,022	3,434	2,954	3,961	6,163

Exploration and development expenditure	3,511	4,142	3,473	4,245	5,106

Acquisitions	160	1,319	1,530	438	452

Dispositions	964	569	2,273	2,774	442

Debt/debt + equity (%)	31	33	31	26	26

Debt/cash flow (times)	1.4	1.4	1.4	1.0	0.7

Per common share

Net income ($)	0.12	0.76	0.93	0.43	3.46

Cash flow ($)(3)	2.95	3.36	2.90	3.90	6.06

Production (boe)	0.152	0.152	0.150	0.153	0.160

Proved gross reserves (at year-end) (boe)(4)	1.06	1.45	1.36	1.39	1.41

Average royalty rate (%)(5)	21	19	16	15	18

Unit operating costs ($/boe)	15.83	14.17	12.44	12.91	13.57

Unit DD&A ($/boe)(5)	16.09	12.55	11.76	17.28	16.44

Return on capital employed (%)(6)	2.2	7.4	10.0	4.1	26.6

Return on active capital employed (%)(7)	3.9	13.4	16.2	6.2	38.7

Return on equity (%)(8)	1.3	8.1	10.5	3.9	36.8

1)
Presented in US$ and in accordance with International Financial Reporting Standards.

2)
Presented in C$ and in accordance with Canadian GAAP.

3)
Non-GAAP measure. See advisory provided.

4)
Calculated in accordance with SEC methodology.

5)
2009 and 2008 restated for operations classified as discontinued in 2010.

6)
Net income plus tax effected interest/(average shareholders' equity + average debt).

7)
Net income plus tax effected interest/(average shareholders' equity + average debt – average non-depleted capital).

8)
Net income/average shareholders' equity.

TALISMAN ENERGY ANNUAL REPORT 2012       113

Historical Operations Summary

Years ended December 31	2012	2011	2010	2009	2008

Daily average production before royalties

Oil (mbbls/d)

North America	19	17	17	25	30

Southeast Asia	37	30	35	38	32

North Sea	70	96	109	117	123

Other	22	23	14	16	21

Natural gas liquids (mbbls/d)

North America	8	6	6	9	10

Southeast Asia	5	4	4	3	4

North Sea	1	2	4	3	3

Total oil and liquids	162	178	189	211	224

Natural gas (mmcf/d)

North America	985	899	778	803	856

Southeast Asia	31	506	485	403	334

North Sea	524	52	104	77	57

Other	42	34	–	–	–

Total natural gas	1,582	1,491	1,367	1,283	1,247

Total (mboe/d)	426	426	417	425	432

WTI (average $/bbl)	94.22	95.13	79.53	61.79	99.65

NYMEX gas (average $/mmbtu)	2.80	4.07	4.39	4.05	8.95

US$/C$ exchange rate (year-end)	1.0051	0.9833	1.0054	0.9555	0.8166

114       TALISMAN ENERGY ANNUAL REPORT 2012

Net Production – After Royalties

Information on Net Production and Product Netbacks in US$ is provided for US readers.

Year ended December 31	2012	2011	2010	2009	2008

Oils and liquids (bbls/d)

North America	23	19	18	27	32

Southeast Asia	24	17	22	26	17

North Sea	70	97	113	120	127

Other	14	13	7	9	11

Total oil and liquids	131	146	160	182	187

Natural gas (mmcf/d)

North America	871	803	718	720	712

Southeast Asia	357	351	339	286	223

North Sea	31	52	104	77	57

Other	33	27	–	–	–

Total natural gas	1,292	1,233	1,161	1,083	992

Total mboe/d	347	351	353	362	352

TALISMAN ENERGY ANNUAL REPORT 2012       115

Product Netbacks After Royalties(1)

Net of Royalties ($)	2012	2011	2010

North America
Oil and liquids (US$/bbl)

Sales price	69.39	75.19	62.59

Transportation	1.32	1.08	0.90

Operating costs	13.24	13.40	14.25

	54.83	60.71	47.44

Natural gas (US$/mcf)

Sales price	2.63	3.93	4.79

Transportation	0.25	0.21	0.20

Operating costs	1.40	1.21	1.48

	0.98	2.51	3.11

North Sea(2)
Oil and liquids (US$/bbl)

Sales price	111.83	110.75	80.13

Transportation	1.90	1.71	1.44

Operating costs	53.69	35.78	25.75

	56.24	73.26	52.94

Natural gas (US$/mcf)

Sales price	9.77	8.62	6.35

Transportation	1.83	1.24	0.95

Operating costs	1.32	1.90	0.79

	6.62	5.48	4.61

Southeast Asia(3)
Oil and liquids (US$/bbl)

Sales price	111.69	115.82	80.54

Transportation	1.05	1.20	0.88

Operating costs	34.09	40.99	25.07

	76.55	73.63	54.59

Natural gas (US$/mcf)

Sales price	9.28	9.30	6.72

Transportation	0.33	0.37	0.43

Operating costs	0.94	0.98	0.72

	8.01	7.95	5.57

Other(4)
Oil (US$/bbl)

Sales price	113.52	110.32	82.69

Transportation	1.39	1.76	2.87

Operating costs	12.58	11.82	11.41

	99.55	96.74	68.41

116       TALISMAN ENERGY ANNUAL REPORT 2012

Product Netbacks After Royalties(1) (continued)

Net of Royalties ($)	2012	2011	2010

Natural Gas (US$/mcf)

Sales price	4.30	4.22	–

Transportation	–	0.06	–

Operating costs	2.00	1.86	–

	2.30	2.30	–

Total Company
Oil and liquids (US$/bbl)

Sales price	104.82	107.04	78.19

Transportation	1.59	1.58	1.35

Operating costs	38.78	31.49	23.74

	64.45	73.97	53.10

Natural gas (US$/mcf)

Sales price	5.01	5.92	5.59

Transportation	0.33	0.31	0.34

Operating costs	1.38	1.24	1.22

	3.30	4.37	4.03

1)
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.

2)
North Sea includes Norway and the UK, which includes 100% of TSEUK's netbacks prior to December 17, 2012 and 51% thereafter.

3)
Southeast Asia includes Indonesia, Vietnam, Malaysia and Australia/Timor-Leste.

4)
Other refers to Algeria, Colombia (49% of Equión's netbacks subsequent to January 2011 as well as the netbacks from Talisman's other Colombia assets) and Peru.

TALISMAN ENERGY ANNUAL REPORT 2012       117

Historical Gross Proved Reserves(1)

	2012	2011	2010	2009	2008

Oil and liquids (mmbbls)

Opening balance	518.0	509.7	531.9	544.5	749.3

Discoveries, additions and extensions	16.6	34.8	33.5	29.0	36.9

Purchase of reserves	2.1	19.5	4.7	1.2	0.3

Sale of reserves	(134.7)	(0.3)	(19.4)	(53.7)	(19.5)

Net revisions and transfers	(18.7)	19.1	27.8	87.8	(140.8)

Production	(59.7)	(64.8)	(68.8)	(76.9)	(81.7)

Closing balance	323.6	518.0	509.7	531.9	544.5

Natural gas (bcf)

Opening balance	5,817.7	5,236.9	5,272.7	5,338.4	5,464.2

Discoveries, additions and extensions	(524.8)	1,235.5	1,151.7	861.7	395.3

Purchase of reserves	2.6	121.7	83.7	24.6	18.1

Sale of reserves	(135.1)	(180.3)	(876.4)	(426.6)	(65.3)

Net revisions and transfers	(98.2)	(52.5)	104.3	(56.9)	(17.6)

Production	(580.1)	(543.6)	(499.1)	(468.5)	(456.3)

Closing balance	4,482.1	5,817.7	5,236.9	5,272.7	5,338.4

boe (mmboe)(2)

Opening balance	1,487.6	1,382.5	1,410.7	1,434.3	1,659.8

Discoveries, additions and extensions	(71.0)	240.7	225.5	172.6	102.8

Purchase of reserves	2.5	39.8	18.6	5.3	3.3

Sale of reserves	(157.2)	(30.3)	(165.5)	(124.8)	(30.3)

Net revisions and transfers	(35.1)	10.3	45.2	78.3	(143.5)

Production	(156.2)	(155.4)	(152.0)	(155.0)	(157.8)

Closing balance	1,070.6	1,487.6	1,382.5	1,410.7	1,434.3

1)
For definitions of reserves, see notes found on page 125 of this Annual Report.

2)
Six mcf of natural gas equals one boe.

118       TALISMAN ENERGY ANNUAL REPORT 2012

Continuity of Gross Proved Reserves

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Oil and Liquids (mmbbls)
Total Proved

Proved reserves at December 31, 2009	101.0	–	267.5	55.9	28.6	39.9	–	39.0	531.9

Discoveries, additions and extensions	5.0	3.4	6.8	9.7	3.4	3.0	–	2.2	33.5

Purchase of reserves	–	1.2	–	–	3.5	–	–	–	4.7

Sale of reserves	(18.5)	(0.2)	–	–	–	–	–	(0.7)	(19.4)

Net revisions and transfers	0.2	–	18.0	1.8	0.9	6.7	–	0.2	27.8

2010 Production	(8.4)	(0.1)	(27.0)	(14.2)	(4.3)	(9.7)	–	(5.1)	(68.8)

Proved reserves at December 31, 2010	79.3	4.3	265.3	53.2	32.1	39.9	–	35.6	509.7

Discoveries, additions and extensions	3.1	18.3	(4.2)	2.3	1.0	13.7	–	0.6	34.8

Purchase of reserves	–	0.7	–	–	–	–	18.8	–	19.5

Sale of reserves	(0.3)	–	–	–	–	–	–	–	(0.3)

Net revisions and transfers	(1.7)	0.6	10.7	7.2	(0.2)	1.1	(0.1)	1.5	19.1

2011 Production	(7.7)	(0.8)	(25.5)	(10.0)	(4.0)	(8.5)	(2.8)	(5.5)	(64.8)

Proved reserves at December 31, 2011	72.7	23.1	246.3	52.7	28.9	46.2	15.9	32.2	518.0

Discoveries, additions and extensions	12.7	15.0	9.4	(26.2)	0.1	2.0	4.8	(1.2)	16.6

Purchase of reserves	–	–	–	–	–	2.1	–	–	2.1

Sale of reserves	(15.3)	–	(115.0)	(2.7)	(1.7)	–	–	–	(134.7)

Net revisions and transfers	3.9	(2.1)	(21.8)	(2.1)	1.0	2.5	0.1	(0.2)	(18.7)

2012 Production(1)	(6.8)	(3.3)	(19.1)	(7.2)	(4.1)	(10.9)	(4.0)	(4.3)	(59.7)

Proved reserves at December 31, 2012	67.2	32.7	99.8	14.5	24.2	41.9	16.8	26.5	323.6

Proved developed

December 31, 2009	92.6	–	197.1	26.1	23.2	31.2	–	23.7	393.9

December 31, 2010	74.6	0.9	211.9	21.6	21.4	30.8	–	19.6	380.8

December 31, 2011	70.3	9.7	203.1	17.0	20.0	31.1	8.3	19.8	379.3

December 31, 2012	62.3	13.7	84.4	8.4	16.0	25.3	11.0	15.8	236.9

TALISMAN ENERGY ANNUAL REPORT 2012       119

Continuity of Gross Proved Reserves (continued)

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Natural Gas (bcf)
Total Proved

Proved reserves at December 31, 2009	2,248.5	650.7	24.5	93.0	1,877.5	376.7	–	1.8	5,272.7

Discoveries, additions and extensions	286.4	874.7	0.1	6.7	21.2	(37.4)	–	–	1,151.7

Purchase of reserves	–	23.0	–	–	60.7	–	–	–	83.7

Sale of reserves	(867.3)	(7.3)	–	–	–	–	–	(1.8)	(876.4)

Net revisions and transfers	33.2	12.5	4.9	12.1	(3.0)	44.6	–	–	104.3

2010 Production	(203.6)	(80.5)	(5.7)	(32.2)	(141.2)	(35.9)	–	–	(499.1)

Proved reserves at December 31, 2010	1,497.2	1,473.1	23.8	79.6	1,815.2	348.0	–	–	5,236.9

Discoveries, additions and extensions	265.9	953.7	(0.2)	4.6	4.2	7.3	–	–	1,235.5

Purchase of reserves	–	4.8	–	–	–	–	116.9	–	121.7

Sale of reserves	(180.3)	–	–	–	–	–	–	–	(180.3)

Net revisions and transfers	(31.6)	87.3	(1.2)	(1.3)	(107.3)	1.6	–	–	(52.5)

2011 Production	(160.0)	(167.5)	(3.6)	(15.3)	(143.4)	(41.3)	(12.5)	–	(543.6)

Proved reserves at December 31, 2011	1,391.2	2,351.4	18.8	67.6	1,568.7	315.6	104.4	–	5,817.7

Discoveries, additions and extensions	63.3	(640.4)	35.6	17.1	0.6	4.3	(5.3)	–	(524.8)

Purchase of reserves	–	–	–	–	–	2.6	–	–	2.6

Sale of reserves	(104.8)	–	(20.4)	–	(9.9)	–	–	–	(135.1)

Net revisions and transfers	(129.9)	77.5	0.9	(42.0)	(1.1)	(1.6)	(2.0)	–	(98.2)

2012 Production(1)	(152.1)	(209.7)	(1.9)	(9.6)	(148.1)	(44.3)	(14.4)	–	(580.1)

Proved reserves at December 31, 2012	1,067.7	1,578.8	33.0	33.1	1,410.2	276.6	82.7	–	4,482.1

Proved developed

December 31, 2009	1,840.9	197.9	22.4	91.2	1,231.6	320.8	–	0.8	3,705.6

December 31, 2010	1,134.7	687.5	22.0	73.3	1,083.1	281.3	–	–	3,281.9

December 31, 2011	1,016.8	965.0	18.3	63.1	965.9	250.4	77.9	–	3,357.4

December 31, 2012	754.2	997.3	8.2	13.8	809.8	214.2	82.7	–	2,880.2

1)
2012 production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

120       TALISMAN ENERGY ANNUAL REPORT 2012

DETAILED PROPERTY REVIEWS

2012 Acreage

Year ended December 31, 2012 (thousand acres)	Developed		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

North America(1)

Canada (Including Frontier)(2)	811.5	511.6	7,791.6	4,863.7	8,603.1	5,375.3

United States	118.8	93.7	864.5	708.9	983.3	802.6

Total North America	930.3	605.3	8,656.1	5,572.6	9,586.4	6,177.9

North Sea

United Kingdom(3)	265.7	188.4	542.4	260.7	808.1	449.1

Norway	43.0	18.1	1,644.8	582.9	1,687.8	601.0

Total North Sea	308.7	206.5	2,187.2	843.6	2,495.9	1,050.1

Southeast Asia

Indonesia(4)	277.3	66.5	13,852.6	4,476.1	14,129.9	4,542.6

Malaysia	116.1	48.1	3,522.6	2,336.5	3,638.7	2,384.6

Vietnam	19.8	2.2	8,349.0	3,620.8	8,368.8	3,623.0

Australia/Timor-Leste	11.0	4.1	259.8	71.1	270.8	75.2

Papua New Guinea	–	–	7,336.7	3,210.4	7,336.7	3,210.4

Total Southeast Asia	424.2	120.9	33,320.7	13,714.9	33,744.9	13,835.8

Latin America

Colombia

Equión(5)	17.9	3.3	123.5	24.8	141.4	28.1

Other Colombia	–	–	9,887.9	4,606.4	9,887.9	4,606.4

Peru	–	–	8,639.3	3,361.1	8,639.3	3,361.1

Total Latin America	17.9	3.3	18,650.7	7,992.3	18,668.6	7,995.6

Other

Algeria	196.0	34.4	–	–	196.0	34.4

Rest of World(6)	–	–	1,367.0	461.6	1,367.0	461.6

Total Other	196.0	34.4	1,367.0	461.6	1,563.0	496.0

Total Worldwide	1,877.1	970.4	64,181.7	28,585.0	66,058.8	29,555.4

1)
"Developed" acreage consists of acreage assigned to productive wells. Each productive shale well has been allocated 80 acres of spacing and, for non-shale wells, the actual Drilling Spacing Unit has been used.

2)
Canada undeveloped acreage includes "Frontier" acreage of 4,932.7 gross (2,790.2 net) thousand acres in the Northwest Territories, Yukon and Nunavut.

3)
UK acreage reflects 51% of the acreage of TSEUK as at December 31, 2012.

4)
The Corridor PSC constitutes a significant portion of the Company's acreage in Indonesia.

5)
Equión acreage includes 49% of the acreage of Equión as at December 31, 2012.

6)
Rest of World includes the Kurdistan Region of Iraq, Sierra Leone and Poland.

TALISMAN ENERGY ANNUAL REPORT 2012       121

2012 Drilling Activity

The following tables set forth the number of wells1 Talisman has drilled and tested or participated in drilling and testing, and the net2 interest of Talisman in such wells for each of the last three fiscal years. The number of wells drilled refers to the number of wells completed at any time during the fiscal years, regardless of when drilling was initiated.

		Exploration				Development				Total
Year ended December 31, 2012		Oil	Gas	Dry(3)	Total	Oil	Gas	Dry(3)	Total	Oil	Gas	Dry(3)	Total

North America

Canada	Gross	11	6	–	17	29	75	–	104	40	81	–	121

	Net	10.1	4.9	–	15.0	19.6	47.6	–	67.2	29.7	52.5	–	82.2

United States	Gross	–	–	–	–	55	153	–	208	55	153	–	208

	Net	–	–	–	–	26.7	73.9	–	100.6	26.7	73.9	–	100.6

North Sea

United Kingdom(4)	Gross	1	–	–	1	3	–	–	3	4	–	–	4

	Net	0.4	–	–	0.4	0.9	–	–	0.9	1.3	–	–	1.3

Norway	Gross	–	–	2	2	2	1	–	3	2	1	2	5

	Net	–	–	0.6	0.6	1.3	0.7	–	2.0	1.3	0.7	0.6	2.6

Southeast Asia

Indonesia	Gross	3	–	–	3	18	4	–	22	21	4	–	25

	Net	0.2	–	–	0.2	3.1	0.9	–	4.0	3.3	0.9	–	4.2

Malaysia	Gross	–	–	–	–	3	2	–	5	3	2	–	5

	Net	–	–	–	–	1.2	0.8	–	2.0	1.2	0.8	–	2.0

Vietnam	Gross	–	–	2	2	7	–	–	7	7	–	2	9

	Net	–	–	0.8	0.8	0.1	–	–	0.1	0.1	–	0.8	0.9

Australia/Timor-Leste	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Papua New Guinea	Gross	–	3	2	5	–	–	–	–	–	3	2	5

	Net	–	1.3	1.2	2.5	–	–	–	–	–	1.3	1.2	2.5

Latin America

Colombia(5)	Gross	4	–	3	7	6	–	–	6	10	–	3	13

	Net	2.0	–	0.8	2.8	1.0	–	–	1.0	3.0	–	0.8	3.8

Peru	Gross	–	–	1	1				–	–	–	1	1

	Net	–	–	0.5	0.5				–	–	–	0.5	0.5

Other

Algeria	Gross				–	4	–	–	4	4	–	–	4

	Net				–	0.3	–	–	0.3	0.3	–	–	0.3

Rest of World(6)	Gross	1	–	1	2				–	1	–	1	2

	Net	0.4	–	0.3	0.7				–	0.4	–	0.3	0.7

Total	Gross	20	9	11	40	127	235	–	362	147	244	11	402

	Net	13.1	6.2	4.2	23.5	54.2	123.9	–	178.1	67.3	130.1	4.2	201.6

1)
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2)
"Net" wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal and summed.

3)
A dry well (hole) is an exploratory, development or extension well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. The term "completion" refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency or authority. A productive oil or gas well is an exploratory, development or extension well that is not a dry well.

4)
UK includes 100% of TSEUK's activity to December 17, 2012 and 51% thereafter.

5)
Colombia includes 49% of Equión's activities as well as Talisman's other Colombia activities.

6)
Rest of World includes Poland, Sierra Leone and the Kurdistan Region of Iraq.

122       TALISMAN ENERGY ANNUAL REPORT 2012

Five Year Drilling Results

	2012	2011	2010	2009	2008		2012	2011	2010	2009	2008

North America						International
Total oil wells	95	100	65	5	138	Total oil wells	52	47	57	59	73

Total gas wells	234	327	243	154	286	Total gas wells	10	10	11	12	37

Drilling success (%)	100	100	100	98	100	Drilling success (%)	85	83	85	86	89

TALISMAN ENERGY ANNUAL REPORT 2012       123

Advisories

Forward-Looking Statements

This Annual Report contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this Annual Report. This forward-looking information includes, but is not limited to, statements regarding business strategy, plans and priorities; expected production, company-wide; regionally and by product; expected divestitures and/or JVs and targeted timing and targeted value of disposals; potential share repurchase and other potential reinvestment alternatives; targeted debt to cash flow ratio; expected G&A reductions; expected cash flow – company-wide, regionally and by product-type; expected free cash flow; expected benefits of the partnership with Sinopec in the UK; expected improvement in drilling performance in the Eagle Ford and expected associated benefits; planned drilling and rigs and drilling strategy in North America; expected completion of the Deep Cut facility; expected seismic, drilling, testing and other activity in Colombia; expected benefits of the ownership share in the Ocensa pipeline; expected exploration and development activities in Talisman's Asia-Pacific region; possible exploration upside in the Sabah basin; potential sanction of production train at the Suban field; expected completion of and production at HST/HSD; targeted first production at Stanley; planned focus and strategy in the UK, including infill program; planned drilling in Kurdistan; expected capital expenditures and planned focus of such spending; expected outcomes and events as a result of the elements of the business strategy; the estimated impact on Talisman's financial performance from changes in production volumes, commodity prices and exchange rates; the effects of the hedging program; expected capital sources to fund the Company's capital program and acquisitions; anticipated funding of the decommissioning liabilities; expected future payment commitments and the estimated timing of such payments, including share-based payment expenses in future periods; expectation that the Company's counterparties will be able to meet their obligations; planned fulfilment of the Company's legal obligations as the Company exits Peru; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The company priorities disclosed in this Annual Report are objectives only and their achievement cannot be guaranteed. Indicative capital estimates for 2013, which are provided in this Annual Report, are subject to change. Statements concerning oil and gas reserves contained in this Annual Report may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2013 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental, regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included in the Company's most recent AIF. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

124       TALISMAN ENERGY ANNUAL REPORT 2012

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information in accordance with US disclosure standards is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide such disclosure in order to allow comparison of oil and gas disclosure with that provided by US and other peers. The primary differences between the US disclosure standards and the Canadian disclosure mandated under NI 51-101 are that:

a)
NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

b)
NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserve categories, estimated using forecast prices and costs, before and after deducting income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

c)
NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types;

d)
NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be only cash flow positive on an undiscounted basis.

Further information on the differences between the US standards and NI 51-101 requirements is set forth under the heading 'Note Regarding Reserves Data and Other Oil and Gas Information' in Talisman's most recent AIF.

In addition to the reserves data and certain other oil and gas information included in this annual report which is provided in accordance with NI 51-101, there is data and information provided in accordance with US disclosure standards.

A separate exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves and resources data contained in this annual report reflects Talisman's estimates of its reserves and resources. While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves and resources data disclosed in this annual report.

Resources

In this Annual Report, Talisman also discloses contingent resources, prospective resources and PIIP as at February 28, 2013. Where not otherwise indicated, in this annual report, the contingent resources provided are 2C and the prospective resources are unrisked best estimates.

Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The contingencies that prevent the resources from being classified as reserves are: lack of gas sales contract; additional testing; production and performance appraisal activities; development time frame too far in the future; demonstration of economic viability; facilities and egress; access to equipment and services; hydraulic fracturing technology; commodity prices and regulatory approvals. There is no certainty that it will be commercially viable to produce any portion of the resources. In addition to these contingencies and uncertainties the development of commerciality of resources is also subject to a number of risk factors, as discussed more fully above.

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. In this Annual Report risked prospective resources have been risked for chance of discovery but have not been risked for chance of development. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development.

PIIP is defined as petroleum initially in place and is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It is the total quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production. PIIP estimates may contain all resource classifications, both discovered and undiscovered. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

TALISMAN ENERGY ANNUAL REPORT 2012       125

The reserves life index ("RLI") of 12 years for proved plus probable reserves in the Americas and Asia-Pacific was calculated by dividing the year-end proved plus probable reserves by the 2013 production guidance in the Americas and Asia-Pacific.

Non-Core Assets/Properties

In this Annual Report, all references to "core" or "non-core" assets and properties align with the Company's current public disclosures regarding its assets and properties.

Gross Production

Throughout this Annual Report, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed 'Net Production After Royalties' in Talisman's most recent AIF for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Netbacks

Talisman discloses its Company netbacks in this Annual Report. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Financial Outlook

Included in this Annual Report is the Company's financial outlook. Its purpose is to enrich management's discussion and analysis. This information may not be appropriate for other purposes.

Forecasted Cash Flow and Forecasted Free Cash Flow

This Annual Report also contains discussions of anticipated cash flow and anticipated free cash flow both on an aggregate and per share basis. The material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; and the anticipated amount of cash income tax and petroleum revenue tax. The amount of is inherently difficult to predict.

Anticipated production volumes are, in turn, based on the midpoint of the estimated production range and do not reflect the impact of any potential asset dispositions or acquisitions. The completion of any contemplated asset acquisitions or dispositions is contingent on various factors including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such acquisitions or dispositions.

In addition to the assumptions that underpin forecasted cash flow, forecasted free cash flow also includes assumptions around capital investments and financing activities.

Non-GAAP Financial Measures

Included in this Annual Report are references to financial measures used in the oil and gas industry such as free cash flow, cash flow, capital expenditure and net debt. These terms are not defined by IFRS. Consequently, these are referred to as non-GAAP measures. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Free Cash Flow is used by management to assess the amount of funds available for reinvestment or to reduce debt levels or return to shareholders. Free cash flow is the net of cash provided by operating, investing and financing activities before the repayment or issuance of long-term debt.

Cash Flow represents net income before exploration costs, DD&A, impairment, deferred taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the Company's performance or liquidity. The Company's 2013 cash provided by operating activities is expected to be $1.8 billion.

126       TALISMAN ENERGY ANNUAL REPORT 2012

Capital expenditure (or "exploration and development spending" or "capital spend") is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred, including the capital spend of the jointly controlled entities of the Company.

(US$ millions)	Year Ended December 31, 2012

Exploration, development and other	3,658
Exploration expensed	346

Capital spend	4,004

The company's 2013 estimated capital expenditure, pursuant to IFRS, is expected to be $2 billion.

Net debt is calculated by adjusting the company's long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

TALISMAN ENERGY ANNUAL REPORT 2012       127

Abbreviations and Definitions

The following abbreviations and definitions are used in this Annual Report:

AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
CO2	Carbon dioxide
E&E	Exploration and evaluation
EU	European Union
G&A	General and administrative
GAAP	Generally Accepted Accounting Principles
gj	Gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PGN	PT Perusahaan Gas Negara (Persero), Tbk
PP&E	Property, plant and equipment
PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
PSU	Performance share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	= 0.907 tonnes
1 acre	= 0.40 hectares
1 barrel	= 0.159 cubic metres
1 cubic foot	= 0.0282 cubic metres

128       TALISMAN ENERGY ANNUAL REPORT 2012

129 CORPORATE GOVERNANCE Talisman’s commitment to corporate governance and corporate responsibility contributes to the creation of long-term value for the company’s stakeholders. RESPONSIBILITIES The principal role of Talisman’s Board of Directors is stewardship of the company, and its fundamental objective is the creation of shareholder value, including the protection and enhancement of the value of the company’s assets. The Board oversees the conduct of the business and management, which, in turn, is responsible for developing long-term strategy and conducting the company’s day-to-day business. In addition, the Board ensures systems are in place to manage the risks and, through the Chief Executive Officer, sets the outlook and direction of the company toward environmental, health and safety policies, regulatory compliance and financial practices and reporting. INDEPENDENCE At year-end 2012, Talisman had 10 directors, all of whom, with the exception of the President and Chief Executive Officer, were independent. The majority of Talisman’s Board committees are also composed entirely of independent directors. EFFECTIVENESS Talisman ensures the continuing effectiveness of its Chairman, committees and individual directors through annual assessments. In addition, ongoing succession and recruitment processes are in place to ensure the continuing effectiveness of the Board and its committees. The Governance and Nominating Committee has established a comprehensive director selection process, which is integrated with the annual assessment process. STOCK EXCHANGE AND REGULATORY COMPLIANCE Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by the Canadian Securities Administrators, all of the NYSE corporate governance listing standards applicable to non-US companies and a substantial majority of the NYSE corporate governance listing standards applicable to US companies. Talisman has disclosed the significant differences between its corporate governance practices and the requirements applicable to US companies listed on the NYSE on the company’s website at www.talisman-energy.com. TALISMAN ENERGY 2012 ANNUAL REPORT

130 INVESTOR INFORMATION COMMON SHARES Transfer Agent Computershare Trust Company of Canada Calgary, Toronto, Montreal, Vancouver US Co-transfer Agent Computershare Trust Company N.A. Authorized Unlimited number of common shares Unlimited number of preferred shares issuable in series Issued 1,032,463,974 1 common shares at December 31, 2012 8,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series 1, at December 31, 2012 STOCK EXCHANGE LISTINGS Common Shares Symbol: TLM Canada: Toronto Stock Exchange United States: New York Stock Exchange Preferred Shares Symbol: TLM.PR.A Canada: Toronto Stock Exchange PUBLIC DEBT Trustee Computershare Trust Company of Canada 7.25% (US$) unsecured debentures Trustee JP Morgan Chase, London Branch 6.625% (UK£) unsecured notes Trustee Bank of Nova Scotia Trust Company of New York 3.75% (US$) unsecured notes 5.125% (US$) unsecured notes 5.50% (US$) unsecured notes 5.75% (US$) unsecured notes 5.85% (US$) unsecured notes 6.25% (US$) unsecured notes 7.75% (US$) unsecured notes Private Debt 8.25% (US$) unsecured notes 8.5% (US$) unsecured notes Dividends In 2012, the company paid dividends on Talisman’s common shares totaling US$0.27 per share. The dividends were paid on June 29 (semi-annual), September 28 (quarterly) and December 31 (quarterly). While a quarterly dividend is Talisman’s current practice, Talisman does not have a specific dividend policy and the declaration of dividends is at the sole discretion of its Board of Directors. Over the last three-year period, Talisman paid semi-annual dividends on its common shares, totaling C$0.25/share in 2010, US$0.27/share in 2011 and US$0.27/share in 2012. In 2012, the Company paid dividends on its Series 1 First Preferred Shares totaling C$1.011 per Series 1 First Preferred Share, which relects a quarterly dividend rate of C$0.2625 per Series 1 First Preferred Share plus the pro rata portion of that rate from the issuance of the Series 1 First Preferred Shares on December 13, 2011 to December 31, 2011. Holders of Series 1 preferred shares are entitled to receive a cumulative quarterly fixed dividend of 4.2% annually for the initial period ending December 31,2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. Holders of the Series 1 preferred shares will have the right to convert all or any of their shares into an equal number of Series 2 preferred shares, subject to certain conditions, on December 31, 2016 and on December 31 in every fifth year thereafter, and will then be entitled to receive quarterly floating rate cumulative preferential cash dividends equal to the sum of the average rate on 90-day Government of Canada treasury bills plus 2.77%. Annual Meeting The annual meeting of shareholders of Talisman Energy Inc. will be held at 11:00 a.m. on Wednesday, May 1, 2013 in Macleod Hall, South Building; Lower Level of the TELUS Convention Centre, 120-9th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) telephone, (ii) the internet, or (iii) signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular. 1. Includes shares held in trust relating to the company’s Performance Share Unit Plan. TALISMAN ENERGY 2012 ANNUAL REPORT

131 CORPORATE INFORMATION BOARD OF DIRECTORS a Christiane Bergevin 3,4 Quebec, Canada Christiane Bergevin has been the Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group since August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. For the 18 years prior to that, Ms. Bergevin held executive finance positions with various SNC-Lavalin subsidiaries, including President of SNC-Lavalin Capital Inc., its project finance advisory arm, between 2001 and 2008. b Donald Carty 1,5 Texas, United States Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines. Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines from March 1985 to March 1987. c William Dalton 1,3,6 Arizona, United States William Dalton was Chief Executive of HSBC Bank plc from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. d Kevin Dunne 4,6 Tortola, British Virgin Islands Kevin Dunne has held various international senior and executive management positions with BP plc, including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. e Harold Kvisle 2 Alberta, Canada Harold Kvisle was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 10, 2012. Mr. Kvisle was the President and Chief Executive Officer of TransCanada Corporation or its predecessor TransCanada Pipelines Limited from May 2001, until his retirement in June 2010. Prior to his employment with TransCanada, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the pipeline and power industries since 1999. f Brian M. Levitt 3,5 Quebec, Canada Brian Levitt is Chairman of the Toronto-Dominion Bank and non-executive co-Chair of Osler, Hoskin & Harcourt LLP. Mr. Levitt joined Osler in 1976. In 1991, he became President and was subsequently named CEO of Imasco Limited. Imasco was sold in 2000 and Mr. Levitt returned to Osler in 2001. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering. a b c d e f TALISMAN ENERGY 2012 ANNUAL REPORT

132 g Lisa Stewart 5,6 Texas, United States Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners in September 2006. Prior to that, Ms. Stewart was President of EI Paso Exploration & Production from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. h Peter Tomsett 4,5 British Columbia, Canada Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and CEO, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. i Michael Waites 1,6 British Columbia, Canada Michael Waites, President and Chief Executive Officer of Finning International Inc. since May 2008, announced his retirement from Finning in 2013, but will continue to serve as President and CEO until a replacement is appointed. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the board of directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway from July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources. j Charles Williamson 2 Chairman of the Board California, United States Charles Williamson was the Executive Vice-President of Chevron Corporation from August to December 2005. From 2001 to 2005, he was Chairman and Chief Executive Officer of Unocal Corporation and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. k Charles Winograd 1,3 Ontario, Canada Charles Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund. He is also President of Winograd Capital Inc. From 2001 to 2008, he was Chief Executive Officer of RBC Capital Markets. When RBC Dominion Securities acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. 1 Member of Audit Committee 2 Member of Executive Committee 3 Member of Governance and Nominating Committee 4 Member of Health, Safety, Environment and Corporate Responsibility Committee 5 Member of Human Resources Committee 6 Member of Reserves Committee TALISMAN ENERGY 2012 ANNUAL REPORT

133 EXECUTIVES a Harold Kvisle President and Chief Executive Officer b Paul Blakeley Executive Vice-President Asia - Pacific c Richard Herbert Executive Vice-President Exploration and Development d Bob Rooney Executive Vice-President Legal and General Counsel e Paul Smith Executive Vice-President North America f Scott Thomson Executive Vice-President Finance and Chief Financial Officer g Paul Warwick Executive Vice-President Europe - Atlantic h Helen Wesley Executive Vice-President Corporate Services INVESTOR RELATIONS CONTACTS Scott Thomson Executive Vice-President Finance and Chief Financial Officer p: 403.231.2786 Lyle Mcleod Vice-President Investor Relations p: 403.237.1020 David Mann Vice-President Corporate and Investor Communications p: 403.237.1196 EXECUTIVE OFFICE Talisman Energy Inc. 2000, 888 - 3rd Street SW Calgary, Alberta Canada T2P 5C5 p: 403.237.1234 f: 403.237.1902 www.talisman-energy.com e: tlm@talisman-energy.com TALISMAN ENERGY 2012 ANNUAL REPORT

134 MARKET INFORMATION COMMON SHARES The following table summarizes selected consolidated financial information for the Company for the preceding eight quarters: 2012 2011 2010 TSX (C$) NYSE (US$) TSX (C$) NYSE (US$) TSX (C$) NYSE (US$) Share Price ($) High 14.57 15.00 24.44 25.11 22.25 22.25 Low 9.97 9.83 11.55 11.23 15.8 15.09 Close 11.25 11.33 12.98 12.75 22.12 22.19 Shares traded (millions) First quarter 403.00 334.91 247.42 186.81 332.76 202.01 Second quarter 390.20 354.33 291.15 197.53 402.61 268.83 Third Quarter 354.48 327.75 380.19 294.96 280.43 146.34 Fourth Quarter 384.65 235.10 395.79 329.55 249.62 169.04 Year 1,532.33 1,252.10 1,314.55 1,008.85 1,265.42 786.22 Year-end shares outstanding (millions) 1,032 (1) 1,031(1) 1,023(1) Year-end stock options outstanding (millions) 59.8 59.0 63.0 (1) includes shares held in trust relating to the company’s Performance Share Unit Plan. SHARE PRICE GROWTH (PERCENTAGE CHANGE FROM JANUARY 1, 2003) -100 -50 0 50 100 150 200 250 300 Talisman Common Shares (TSX) Dow Jones Industrial Average (US$) S&P/TSX Composite Index Dec 31 12 03 04 05 06 07 08 09 10 11 TALISMAN ENERGY 2012 ANNUAL REPORT

InTERnATIonAl offIcES Talisman Energy USA Inc. 50 Pennwood Place Warrendale, Pennsylvania USA 15086 p: +724.814.5300 f: +724.814.5301 www.talismanusa.com Talisman Energy USA Inc. 337 Daniel Zenker Drive Horseheads, New York USA 14845 p: +607.562.4000 f: +607.562.4001 www.talismanusa.com Talisman Energy USA Inc. Talisman Energy Services Inc. 4 Waterway Square Plaza The Woodlands, Texas USA 77380 p: +281.210.2100 Talisman Energy USA Inc. 9320 Lakeside Blvd. The Woodlands, Texas USA 77381 p: +832.663.3400 Talisman Energy norge AS Verven 4 2000, N4014 Stavanger, Norway p: +47.5200.2000 f: +47.5200.1500 Talisman Energy Polska sp. zo.o Warsaw Financial Center 13th Floor, Ul. Emilli Plater 53 Warsaw, Poland p: +48.22.370.6070 f: +48.22.370.6087 e: warsaw@talisman-energy.com Talisman (Asia) ltd. Indonesia Stock Exchange Building Tower 1, 11th Floor JI.Jend. Sudirman Kav. 52-53 Jakarta 12190, Indonesia p: +62.21.515.1601 f: +62.21.515.1602 Talisman Malaysia limited Suite 31.01, Level 33 Menara Citibank 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia p: +603.2162.6970 f: +603.2162.6972 Talisman SEA Pte. ltd. Level 14, Marina Bay Financial Centre Tower 2 10 Marina Boulevard Singapore 018983 p: +65.6808.1000 Talisman Vietnam limited Saigon Tower, Level 18 and 19 29 Le Duan Street, District 1, Ho Chi Minh City, Vietnam p: +848.3823.8232 f: +848.3823.8237 Talisman Australasia Pty ltd. Level 21, AMP Place 10 Eagle Street Brisbane, QLD Australia 4000 Talisman International Holdings B.V. Atrium Building Strawinskylaan 3159 1077 ZX Amsterdam The Netherlands p: +31.20.540.8840 f: +31.20.540.8854 TE Holding S.à r.l. Axento Building Unit B., 4th Floor 3, rue Marcel Fischbach, L-1547 Luxembourg p: +352.2876.0070 Talisman Sinopec Energy UK limited Talisman House 163 Holburn Street Aberdeen, Scotland AB10 6BZ United Kingdom p: +1224.352.500 f: +1224.353.400 Talisman (colombia) oil & Gas ltd. Carrera 7 No. 77-07, Piso 12 Bogota, Colombia p: +571.640.5552 f: +571.317.9293 Printed on acid-free paper containing 100% post-consumer fibre and processed chlorine free. The inks used are environmentally friendly canola-based inks. Please recycle. PM-3 CAA, Malaysia TAlISMAn EnERGy Inc. Suite 2000, 888 – 3rd Street SW Calgary, Alberta, Canada T2P 5C5 p: 403.237.1234 f: 403.237.1902 e: tlm@talisman-energy.com designed and produced by nonfiction studios inc.

Talisman EnErgy inc. Suite 2000, 888 – 3rd Street SW Calgary, Alberta, Canada T2P 5C5 P 403.237.1234 F 403.237.1902 E tlm@talisman-energy.com www.talisman-energy.com

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  Exhibit 99.1